As filed with the Securities and Exchange Commission on August 24, 2004
Registration No. 333-116301

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BioNumerik Pharmaceuticals, Inc.

(Exact name of Registrant as Specified in Its Charter)

Texas	2834	74-2633363
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

8122 Datapoint Drive, Suite 1250

San Antonio, Texas 78229
(210) 614-1701
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Frederick H. Hausheer, M.D.

Chairman and Chief Executive Officer
BioNumerik Pharmaceuticals, Inc.
8122 Datapoint Drive, Suite 1250
San Antonio, Texas 78229
(210) 614-1701
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

J. Patrick Ryan	David C. Lopez
Akin Gump Strauss Hauer & Feld LLP	Cleary, Gottlieb, Steen & Hamilton
300 Convent Street, Suite 1500	One Liberty Plaza
San Antonio, TX 78205-3732	New York, NY 10006
(210) 281-7000	(212) 225-2000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	, 2004

                            Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the                      shares of common stock offered by this prospectus.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “BNPI.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                      shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    and our total proceeds, before expenses, will be $                    .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2004.

UBS Investment Bank

Needham & Company, Inc.

Leerink Swann & Company

Punk, Ziegel & Company

Summary	1
Risk factors	8
Special note regarding forward-looking statements	24
Use of proceeds	26
Dividend policy	27
Capitalization	28
Dilution	29
Selected financial data	31
Management’s discussion and analysis of financial condition and results of operations	33
Business	44
Management	74
Certain relationships and related party transactions	85
Principal shareholders	86
Description of capital stock	88
Material U.S. federal income tax consequences to non-U.S. holders	91
Shares eligible for future sale	94
Underwriting	96
Legal matters	100
Experts	100
Where you can find additional information	100
Index to financial statements	F-1
Agreement for the Provision of Regisration Rights (Series B)
Agreement for the Provision of Regisration Rights (Series C)
Registration Rights Agreement (Series D)
Agreement for the Provision of Registration Rights
Registration Rights Agreement (Series F)
Registration Rights Agreement (Series G)
Registration Rights Agreement (Series H)
Stock Purchase Agreement dated July 10, 1996
Stock Purchase Agreement dated October 22, 1999
Stock Purchase Agreement dated September 22, 2000
Registration Rights Agreement (Series F)
Registration Rights Agreement (Series E)
Voting Trust Agreement dated April 1, 2003
Voting Trust Agreement dated May 30, 2003
Strategic Alliance Agreement
Joint Venture Agreement
Operating Agreement
Agreement for Manufacturing and Supply of BNP7787
Agreement for Manufacturing and Supply of BNP7787
Beta Test Agreement
Lease Agreement
1995 Director Stock Option Plan
1993 Stock Option Plan
Collaboration Agreement
Joint Collaboration, Licensing, and Clinical Trials Agreement
Consent of Independent Registered Public Accounting Firm

Until                     , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Summary

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk factors” and our financial statements and related notes, before you decide whether to invest in our common stock. References in this prospectus to our articles of incorporation and bylaws refer to the amended and restated articles of incorporation and amended and restated bylaws as the same shall be in effect upon completion of this offering. If you invest in our common stock, you are assuming a high degree of risk. See “Risk factors.” References to “we,” “our,” “our company,” “us,” “the Company,” or “BioNumerik” refer to BioNumerik Pharmaceuticals, Inc.

OUR BUSINESS

We are a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of patients with cancer. Our most advanced drug candidates, Tavocept™ and BNP1350, are in late-stage clinical development.

Our Initial Drug Candidates

Tavocept

➢	We are developing Tavocept as a drug to prevent or mitigate the nerve damage or dysfunction, known as neuropathy, which is often caused by the taxane and platinum classes of chemotherapy drugs. We believe that Tavocept has the potential to prevent or mitigate neuropathy caused by two widely-used chemotherapy drugs, paclitaxel, a taxane drug, and cisplatin, a platinum drug, without impairing their anti-tumor benefits. We also believe that Tavocept has the potential to protect against neuropathy caused by other taxane and platinum drugs in addition to paclitaxel and cisplatin.

➢	We and our strategic alliance partners are currently conducting three Phase III clinical trials of Tavocept in the United States, Europe and Japan, in patients with metastatic breast cancer or advanced non-small cell lung cancer. Our Phase III clinical trials are designed to test the safety and effectiveness of Tavocept in preventing or mitigating the neuropathy associated with the administration of paclitaxel or cisplatin, and to evaluate whether Tavocept impairs the anti-tumor activity of these two chemotherapy drugs. If our Phase III trials for Tavocept adequately demonstrate its safety and effectiveness, we estimate that we or our strategic alliance partner will submit an application for regulatory approval for Tavocept in either the United States or Europe, or both, in 2006.

➢	Tavocept has been granted a “fast track” designation by the United States Food and Drug Administration, or FDA, to investigate its potential use in preventing or decreasing the neuropathy that is commonly caused by paclitaxel.

BNP1350

➢	We are developing BNP1350 as a new anti-tumor drug in the camptothecin class of chemotherapy drugs. We believe that BNP1350 has the potential for fewer side-effects and an improved safety profile compared to the currently marketed camptothecin drugs. We believe that BNP1350 will have a lower incidence of the severe and potentially life-threatening diarrhea that can be caused by irinotecan, the most widely used camptothecin, and a lower incidence of reduced red and white blood cell counts that can be caused by topotecan, another widely used camptothecin.

➢	We are currently conducting two, and have completed two, Phase II clinical trials of intravenously administered BNP1350 in the United States in patients with advanced non-small cell lung cancer, metastatic melanoma, brain tumors or advanced ovarian cancer.

➢	We also believe that BNP1350 can be orally administered and we are initiating a Phase I clinical trial to evaluate the safety and effectiveness of this alternative.

➢	We plan to initiate a Phase III trial of BNP1350 for treatment of advanced non-small cell lung cancer, metastatic melanoma, brain tumors or advanced ovarian cancer by September 30, 2005, following discussion of our registration strategy and potential Phase III clinical trials of BNP1350 with the FDA.

Our Competitive Strengths

In addition to our two late-stage drug candidates, we believe that we possess the following competitive strengths and advantages:

➢	Mechanism-Based Drug Discovery. We utilize what we refer to as a “mechanism-based” drug discovery approach, integrating proprietary chemistry, biology and physics-based molecular simulations with advanced high-performance computing, to identify, simulate and better understand fundamental mechanisms by which drugs and their targets interact. We believe that the clinical and laboratory progress of Tavocept and BNP1350 are helping to validate the importance and viability of our distinct approach to drug discovery. Our computing resources include Cray SV-1 high performance computing hardware acquired through our strategic alliance with Cray Inc.

➢	Management and Scientific Advisors. Our management team and scientific advisory board have substantial scientific, clinical and regulatory experience in the oncology therapeutic field. Our scientific advisory board includes internationally recognized experts in oncology drug development and research from major medical and academic centers in the United States and Europe.

➢	Strong Intellectual Property Position. We have established and continue to maintain a strong intellectual property position with respect to our drug candidates and our technology. We have approximately 219 issued patents and 237 pending patent applications on a world-wide basis that cover various aspects of our clinical and pre-clinical drug candidates.

➢	Strategic Alliances. We have entered into two strategic alliances to develop, register and commercialize our drug candidates outside of the United States and Canada. We have structured our alliances on terms that allow us to retain manufacturing rights, intellectual property ownership and joint decision-making rights associated with our drug candidates. Baxter Healthcare S.A., or Baxter, has the right to develop, market, distribute and sell Tavocept on an exclusive basis in all markets other than the United States, Canada and Japan. We have formed a joint venture with Grelan Pharmaceutical Co., Ltd., or Grelan, a member of the Takeda Group, to which we have granted the exclusive rights to develop, market, distribute and sell Tavocept and BNP1350 in Japan.

MARKET OVERVIEW

Cancer is a common and serious disease of unregulated cell proliferation. The American Cancer Society estimates that in 2004 approximately 1.4 million new patients in the United States will be diagnosed with primary solid tumors or malignancies of the blood cells and that there will be approximately 564,000 deaths attributable to these cancers.

Oncologists administer chemotherapy drugs to treat patients with various types of cancer. A drug is approved for particular indications, that is, a specific form of a disease, side-effect or condition for which the drug is intended. Most chemotherapy drugs, including those in the taxane, platinum and camptothecin classes, are associated with the development of side-effects in patients that in severe cases can lead to chemotherapy treatment delays, dose reductions or a complete discontinuation of treatment. Any of these outcomes may limit the overall effectiveness of the chemotherapy.

The world-wide market for supportive care drugs is substantial and includes drugs to prevent nausea and vomiting, pain medications and drugs to stimulate the bone marrow to produce white and red types of blood cells. Supportive care drugs may benefit patients by improving quality of life, helping to achieve a higher tumor shrinkage rate, and potentially prolonging the patient’s life. Supportive care drugs have been developed to prevent or mitigate many common dose-limiting side-effects caused by chemotherapy drugs. IMS Health Incorporated, or IMS, a provider of pharmaceutical market information, estimates that there were approximately 1.5 million treatments using taxane and platinum drugs in the United States in 2003, including 891,000 treatments administered to patients with metastatic breast cancer and advanced non-small cell lung cancer. However, there is no FDA-approved treatment to prevent or reduce neuropathy caused by the widely used taxane and platinum classes of drugs.

IMS estimates that there were approximately 235,000 treatments administered to patients using camptothecin drugs in the United States in 2003, including 88,000 treatments administered to patients with advanced non-small cell lung cancer, brain tumors, metastatic melanoma or advanced ovarian cancer. Combined world-wide sales of the only two FDA-approved camptothecins were approximately $940 million in 2003. We believe that the potential patient benefit for existing camptothecins may have been limited by some common or serious adverse effects that are associated with their administration, including life-threatening diarrhea, reduction in white blood cell counts and susceptibility to tumor drug resistance.

OUR STRATEGY

Our goal is to discover, develop and commercialize safe and effective supportive care drugs and novel anti-tumor drugs to treat patients with common forms of cancer. We intend to achieve this goal by:

➢	concurrently developing our most advanced drug candidate, Tavocept, in multiple territories to minimize the time required to obtain regulatory approval;
➢	commercializing our two most advanced drug candidates for the initial indications that we have selected;
➢	expanding indications for our two most advanced drug candidates;
➢	retaining a greater share of the commercial potential of our drug candidates by maintaining substantial product rights until later stages of clinical development; and

➢	utilizing our mechanism-based approach to design and develop additional new drugs.

RISKS AFFECTING US

We are subject to a number of risks of which you should be aware before you decide to buy our common stock. These risks are discussed more fully in “Risk factors.” We have a limited operating history and have incurred substantial losses since inception. We incurred a net loss of approximately $4.5 million for our quarter ended June 30, 2004 and have an accumulated deficit of approximately $62.6 million from inception through June 30, 2004. We anticipate that, for the next several years, we will not generate revenues from commercial sales and will incur substantial additional losses. We do not have any contractual commitments from strategic alliance partners for future up-front, licensing or milestone payments. Up-front payments have constituted substantially all of our revenues to date. We may never become profitable.

We have not received regulatory approval for any of our drug candidates. Regulators may withhold approval of a drug candidate for a variety of reasons. We are dependent upon strategic alliance partners to develop and commercialize our drug candidates outside of the United States and Canada. If we and our strategic partners do not successfully commercialize our drug candidates, we will be unable to achieve our business objectives.

OUR CORPORATE INFORMATION

We commenced operations as a Delaware limited liability company in May 1992, were incorporated in Delaware in October 1992 and were reincorporated in Texas in July 1995. Our principal executive offices are located at 8122 Datapoint Drive, Suite 1250, San Antonio, Texas 78229. Our telephone number is (210) 614-1701. Our website address is http://www.bionumerik.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

“BioNumerik,” “Tavocept” and the BioNumerik logo are our marks in which we claim common law trademark rights. We also have trademark applications for BioNumerik and Tavocept pending with the United States Patent and Trademark Office. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

The offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds from this offering to fund clinical development, commercial-scale manufacturing and other commercialization requirements for Tavocept and BNP1350, including the implementation of sales and marketing strategies; to fund other research and development activities; and for general corporate purposes. See “Use of proceeds.”

Proposed Nasdaq National Market symbol	BNPI

Except as otherwise indicated, all information contained in this prospectus:

➢	assumes the underwriters do not exercise their over-allotment option;
➢	reflects a for stock split prior to the completion of this offering;
➢	assumes the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering;

➢	excludes shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2004, at a weighted average exercise price of $ per share;

➢	excludes shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2004, at a weighted average exercise price of $ per share; and

➢	assumes the filing of our amended and restated articles of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering.

Summary financial data

The following summary financial data for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited financial statements. The statements of operations data for the three months ended June 30, 2003 and 2004 and the balance sheet data as of June 30, 2004 have been derived from our unaudited financial statements and related notes, which are included elsewhere in this prospectus. The unaudited financial statements include, in our opinion, all adjustments, consisting only of normal, recurring adjustments, that we believe necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period. You should read these data together with our audited financial statements and related notes included elsewhere in this prospectus and the information under “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations.” Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all of our outstanding shares of preferred stock into                     shares of common stock.

						Three months ended
	Fiscal year ended March 31,					June 30,

Statements of operations data:	2000	2001	2002	2003	2004	2003	2004

	(in thousands, except per share data)					(unaudited)
Revenues	$305	$718	$4,327	$3,817	$4,156	$1,330	$1,240
Operating expenses:
Research and development	5,848	8,538	8,270	8,560	8,974	1,980	5,142
General and administrative	1,420	4,076	3,438	2,754	2,590	613	678

Total operating expenses	7,268	12,614	11,708	11,314	11,564	2,593	5,820

Loss from operations	(6,963)	(11,896)	(7,381)	(7,497)	(7,408)	(1,263)	(4,580)
Interest and other income	567	1,270	961	319	211	58	85

Net loss	$(6,396)	$(10,626)	$(6,420)	$(7,178)	$(7,197)	$(1,205)	$(4,495)

Net loss per common share, basic and diluted	$(1.81)	$(2.89)	$(1.67)	$(1.85)	$(1.90)	$(0.32)	$(1.17)
Weighted average shares used in computing net loss per common share, basic and diluted	3,540	3,672	3,841	3,878	3,790	3,809	3,844
Pro forma net loss per common share, basic and diluted
Weighted average shares used in computing pro forma net loss per common share, basic and diluted

The pro forma balance sheet data reflects the actual balance sheet data as of June 30, 2004, adjusted to give effect to the automatic conversion of our preferred stock into common stock upon completion of this offering. The pro forma as adjusted balance sheet data reflects the pro forma balance sheet data as of June 30, 2004, adjusted for the sale by us of                      shares of our common stock in this offering at an assumed initial public offering price of $          per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2004

			Pro forma
Balance sheet data:	Actual	Pro forma	as adjusted

	(in thousands)
Cash, cash equivalents and short-term investments	$28,803	$28,803	$
Working capital	22,374	22,374
Total assets	30,705	30,705
Deferred revenue, less current portion	152	152
Redeemable convertible preferred stock	3,906	—
Accumulated deficit	(62,559)	(62,559)
Total shareholders’ equity	19,233	23,139

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of losses, and we expect to continue to incur losses and may not achieve or maintain profitability.

We have experienced net losses each year since we were incorporated in 1992. As of June 30, 2004, we had an accumulated deficit of approximately $62.6 million. None of our drug candidates have generated any commercial revenue. We expect to continue to incur net losses at least until we obtain regulatory approval and begin commercial sales of our first drug candidate. We expect that our operating expenses will increase as we continue to develop and seek to commercialize our drug candidates, including completing non-clinical studies and clinical trials, seeking regulatory approval and marketing our drug candidates. Our ability to achieve profitability depends on our ability, alone or with strategic alliance partners, to develop our drug candidates, conduct clinical trials, obtain necessary regulatory approvals, and manufacture, distribute, market and sell our drug candidates. As a result, we cannot assure you that we will be successful at any of these activities or predict when we will become profitable, if ever.

If we do not successfully complete our clinical trials and obtain FDA approvals for our drug candidates, we will not be able to market or sell our drug candidates in the United States. If we fail to comply with the extensive regulatory requirements to which we and our drug candidates are, or will be, subject, our drug candidates could be subject to restrictions or withdrawals from the market and we could be subject to penalties.

Our drug candidates cannot be marketed, sold or distributed in the United States without FDA approval. None of our drug candidates have been approved by the FDA. To obtain regulatory approval for the commercial sale of any of our drug candidates, we must demonstrate, through non-clinical testing and adequate, well-controlled clinical trials, that the drug candidate is safe and effective. For example, in order to obtain regulatory approval for Tavocept, we must not only demonstrate its effectiveness in preventing or mitigating neuropathy, but also demonstrate that it does not significantly interfere with the anti-tumor activity of the chemotherapy drug or drugs with which it is administered. The FDA may withhold approval of our current, or future, drug candidates on any of a number of grounds. We may not receive FDA approval for any of our drug candidates for at least the next several years, if ever. Delays in obtaining or failure to obtain FDA approvals may delay or prevent the successful commercialization of any of our drug candidates and defer or decrease our receipt of revenues.

The results we have obtained in our clinical trials for Tavocept and BNP1350 are preliminary, and our clinical testing is not complete. We can give no assurance that the results of further clinical testing for Tavocept or BNP1350, or any eventual clinical testing of our earlier-stage potential drug candidates, will be successful or will result in regulatory approval.

In addition, both before and after regulatory approval, we, our strategic alliance partners and our contract manufacturers are subject to numerous FDA requirements covering, among other things, the testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export of drugs. Failure to comply with these FDA requirements could result in, among other things, any of the

Risk factors

following actions: warning letters; fines and other civil penalties; unanticipated expenditures; delays in approving or refusal to approve a drug candidate; product recall or seizure; interruption of production; operating restrictions; injunctions; and criminal prosecution. The FDA’s requirements may change and additional government regulations may be enacted that could affect regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad.

Our clinical trials may be more expensive and time-consuming than we expect, compromising our ability to commercialize our drug candidates.

Conducting clinical trials in patients and obtaining regulatory approval for a drug candidate is a lengthy, complex, expensive and highly uncertain process. For instance, we recently expanded our Tavocept Phase III clinical trial to include additional clinical trial sites in Russia and the Ukraine, which materially increased our research and development costs. Completion of clinical trials for new drug candidates can generally take several years or more. The length of time generally varies substantially according to the type of drug, complexity of clinical trial design, regulatory compliance requirements, intended use of the drug candidate and rate of patient enrollment for the clinical trials.

We will need to successfully complete Phase III clinical trials for Tavocept and BNP1350 before we can submit an application for regulatory approval to commercially manufacture and sell them. Our other potential drug candidates will require additional and successful animal and laboratory testing before we can begin clinical testing and then we will require several years to complete clinical testing. Our clinical trials may be suspended at any time if we, the FDA, a comparable foreign regulatory agency or independent safety monitors believe the participating patients are exposed to unacceptable safety risks.

Other factors that could adversely affect our ability to commence and complete clinical trials of our drug candidates include the following:

➢	our inability to adequately monitor patients during or after treatment;

➢	an ineffective clinical trial design or ineffective management of clinical trial data;

➢	the FDA or a foreign regulatory agency could change its views on the standards of medical treatment involved in any of our clinical trials;

➢	failure to comply with applicable FDA or foreign regulations in our clinical trials; or
➢	a compromise of data integrity or problems arising from the monitoring, auditing or analysis of our clinical trials.

We do not know whether planned clinical trials will begin on time, or if any of our trials will need to be restructured or will be completed on schedule, if at all. Even if we do complete our clinical trials, we may need to conduct additional unanticipated clinical trials to support regulatory approval. Significant delays in clinical trials will impede our ability to seek regulatory approvals, commercialize our drug candidates and generate revenue and could substantially increase our development costs.

Completion of our clinical trials could be delayed by difficulties in enrolling patients.

Only approximately 2% of cancer patients in the United States participate in clinical trials, and competition for eligible patients between different clinical trials can substantially affect the rate of patient enrollment. For example, the initial enrollment for our U.S. Phase III trial of Tavocept in patients with metastatic breast cancer was slower than anticipated. We recently expanded the trial to include additional clinical trial sites in Russia and the Ukraine in order to enhance patient enrollment in our U.S. Phase III trial. We anticipate enrolling between approximately 400 and 650 patients for this trial. We estimate completing enrollment for this trial by the end of 2004, based on an estimate of

Risk factors

no more than 650 patients for the trial. The exact rate of patient enrollment in clinical trials cannot be predicted and we cannot assure you that this addition of sites will allow us to enroll a sufficient number of patients to complete our trial.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop or commercialize our drug candidates.

We will require funding in future years in addition to the net proceeds from this offering to fully develop and commercialize Tavocept, BNP1350 and any additional drug candidates that we may develop. We do not know whether additional funding will be available when needed, or whether, if funding is available, we will obtain funding on terms favorable to our shareholders or us. We have used substantial amounts of cash to date and expect our capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, clinical trial activities and non-clinical testing.

Our future capital requirements will depend on many factors, including the:

➢	progress of our research and development efforts;

➢	scope of and results from non-clinical and clinical studies of our drug candidates;

➢	cost of and timing for the regulatory approval process of our drug candidates;

➢	cost of implementing technological advances;

➢	re-evaluation of the commercial potential of any of our drug candidates in light of developments in our industry or market;

➢	status of competitive products;

➢	development of manufacturing arrangements; and

➢	establishment of a sales force in the United States or the establishment of one or more new strategic alliances for marketing and commercialization in the United States.

We may seek to raise necessary funds through public or private equity offerings, debt financings or additional strategic alliance and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may be required to relinquish rights to our technologies or drug candidates, or grant licenses on terms that are not favorable to us in order to raise additional funds through alliance, joint venture and licensing arrangements. If adequate funds are not available, we will be required to delay, reduce the scope of or eliminate one or more of our development programs, and our business, financial performance and stock price may be materially and adversely affected.

If we lose the services of Dr. Hausheer, we may be unable to develop or commercialize our drug candidates.

We are highly dependent on Frederick H. Hausheer, M.D., our founder, Chairman and Chief Executive Officer, and his loss could materially and adversely affect our drug candidate development and commercialization efforts. We do not have an employment agreement or noncompetition agreement with Dr. Hausheer. We have a key man life insurance policy covering the loss of Dr. Hausheer in the amount of $2.0 million.

The regulatory body for drug candidate approvals in Europe has expressed concerns about the Tavocept Phase III clinical trial analysis methodology that may make it more difficult to obtain regulatory approval of Tavocept in Europe.

Our alliance partner, Baxter, has obtained advice regarding Tavocept from the regulatory body for drug candidate approvals in Europe, known as the European Agency for the Evaluation of Medicinal

Risk factors

Products, or EMEA. The EMEA expressed concerns about some of the analysis methodology used in the Tavocept European Phase III non-small cell lung cancer trial and the Tavocept U.S. Phase III metastatic breast cancer trial. As part of its advice, the EMEA suggested that it would be preferable to use narrower statistical margins to evaluate whether Tavocept interferes with the anti-tumor effect of chemotherapy drugs with which it is administered. The analysis methodology for these trials was implemented based on previous discussions we had with the FDA. The FDA did not express the analysis methodology concerns expressed by the EMEA. After evaluating the EMEA’s advice, Baxter and its European Union regulatory advisors determined it was not necessary or advisable to make changes to the analysis methodology for these clinical trials. However, if the EMEA does not view the Phase III clinical trial data and other clinical and non-clinical data on Tavocept as sufficient to support regulatory approval in Europe, Baxter may be required to conduct additional clinical trials to support regulatory approval of Tavocept in Europe. The cost and time required for additional clinical trials could materially and adversely affect our business, reputation, financial performance and stock price.

The “fast track” development designation of Tavocept may not lead to a faster development, regulatory review or approval process.

Although the FDA has granted a fast track designation for investigating Tavocept in its indication to prevent or decrease neuropathy caused by the administration of paclitaxel, fast track designation does not necessarily mean a faster development process or regulatory review process or confer any advantage with respect to approval compared to conventional FDA procedures. Our fast track designation may be withdrawn by the FDA if the FDA believes that this designation is no longer supported by emerging data from our clinical development program or for patient safety reasons. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the FDA’s accelerated approval procedures. Even if the accelerated approval procedures are available to us, we may elect to use the traditional approval process for strategic and marketing reasons, since drugs approved under accelerated approval procedures are likely to be subjected to post-approval Phase IV studies to provide confirmatory evidence that they are safe and effective. If we fail to conduct these post-approval studies or if the studies fail to verify that Tavocept is safe and effective, our FDA approval could be revoked. It can be difficult, time-consuming and expensive to enroll patients in Phase IV clinical trials because physicians and patients are less likely to participate in a clinical trial to receive a drug that is already commercially available.

Our clinical trial development strategy for Tavocept may prove insufficient for regulatory approval and could instead delay Tavocept’s development.

Generally, data from two adequate, well-controlled Phase III clinical trials are necessary to obtain regulatory approval to market a drug in the United States. We are currently conducting one Phase III trial of Tavocept at sites in the United States, Russia and the Ukraine. Baxter is conducting a Phase III trial of Tavocept in Europe. We intend to use one or both of these trials to support regulatory approval applications in the United States, Europe and Japan.

The FDA sometimes approves drugs on the basis of a single clinical trial if it is satisfied that the single trial clearly demonstrates the drug’s safety and effectiveness. If we must rely on the results of a single Phase III clinical trial to support regulatory approval for Tavocept in the United States, we believe the probability of our obtaining FDA approval will be substantially diminished. We cannot assure you that either we or Baxter will receive regulatory approval to market Tavocept based on the results of either or both of the Tavocept Phase III trials in Europe and the United States.

In addition, our clinical development strategy for Tavocept has involved proceeding directly to Phase III clinical testing after evaluation in Phase I clinical trials. Most companies conduct one or more Phase II trials before moving to Phase III. We designed our Tavocept Phase I clinical program as three

Risk factors

separate studies with the intention of evaluating a larger number of patients and the objective of providing more useful information for assessing potential safety and effectiveness than we believe is typical for a single Phase I or Phase II oncology clinical trial. Conducting additional clinical trials, including Phase II trials, might have provided additional information that could have affected our approach to our Phase III trials. As a result, we might be required to conduct additional clinical trials to obtain additional clinical information in order to receive regulatory approval.

If these or any other elements of our clinical development strategy for Tavocept prove unsuccessful or different than we anticipate, we may be required by the FDA or a foreign regulatory authority to conduct additional clinical trials, enroll additional patients in our planned trials or take other steps that could delay or prevent us from applying for or receiving regulatory approval. If we are required to conduct additional clinical trials for Tavocept beyond those we currently anticipate in our development plan, it could substantially increase our expenses and the regulatory approval of Tavocept could be delayed. If these additional clinical trials were to show significant differences in results from the earlier clinical trials, the regulatory authorities could require us to perform even more clinical trials, which would further delay the approval process.

Because our U.S. Phase III clinical trial for Tavocept is being conducted in connection with a dosing and administration schedule for paclitaxel that is not FDA approved, the trial may not support FDA approval of Tavocept.

In our U.S. Phase III clinical trial, we are studying Tavocept’s safety and effectiveness in connection with a dose and administration schedule of paclitaxel that is not an FDA-approved indication for paclitaxel. In this clinical trial for Tavocept, we are studying a weekly schedule of administration of paclitaxel in metastatic breast cancer patients at a dose of 80 milligrams per square meter of body surface area, which is conventionally indicated as “mg/m2”, in conjunction with the administration of Tavocept to prevent or mitigate the dose-limiting neuropathy caused by the administration of paclitaxel. The current FDA approved labeling for the use of paclitaxel in patients with metastatic breast cancer specifies the administration of a 175 mg/m2 dose of paclitaxel as a three hour intravenous infusion that is repeated once every three weeks. The FDA may not approve Tavocept on the basis of our current U.S. Phase III clinical trial unless weekly dosing of paclitaxel is demonstrated to be effective. The safety and effectiveness of the currently unapproved weekly dose and administration schedule of paclitaxel was the subject of a recently completed clinical study by the Cancer and Leukemia Group B, or CALGB, the results of which were announced on June 5, 2004. The results of the CALGB study reported that the weekly paclitaxel regimen in patients with metastatic breast cancer demonstrated a higher objective tumor shrinkage rate when compared to the standard once every three weeks dosage schedule for paclitaxel. The FDA may also not approve Tavocept on the basis of our current U.S. Phase III clinical trial unless it has previously approved a supplemental new drug application providing for a weekly dosing schedule for paclitaxel. We do not know if anyone has submitted or intends to submit such a supplemental new drug application for paclitaxel. We may need to conduct additional clinical trials incorporating a different dosage schedule to support regulatory approval or commercialization of Tavocept. The cost of additional clinical trials could materially and adversely affect our business, reputation, financial performance and stock price.

Our drugs may cause serious side-effects in patients that limit their use or prevent their approval.

Tavocept administration, alone or in combination with chemotherapy drugs, may be found to cause side-effects, which, if observed in a sufficiently large number of patients, could limit its use or prevent its approval by regulatory agencies. Our Phase I clinical trials to date suggest that the most frequent side-effect of Tavocept is a temporary burning sensation at the site of intravenous administration while the agent is being administered. Other side-effects sometimes observed in association with Tavocept’s

Risk factors

administration in the Phase I trials included dizziness, mild to moderate nausea and vomiting, flushing and rash.

Two patients receiving Tavocept in our U.S. Phase III clinical trial, out of over 500 patients receiving Tavocept in all clinical trials to date, experienced a serious condition known as hemolysis in which the red blood cells are broken down and become fragmented. One of these patients died after refusing to accept a blood transfusion. The other patient survived. Based on the information currently available to us, including outside medical expert analysis, we believe that these manifestations of hemolysis were not caused by Tavocept. However, further information or observations from these or other patients enrolled in clinical trials for Tavocept could lead us to a different view.

BNP1350 administration may be found to cause side-effects, which, if observed in a sufficiently large number of patients, could limit its use or prevent its approval by regulatory agencies. Interim results from ongoing or completed clinical studies with intravenously administered BNP1350 suggest that its dose-limiting side-effects consist of reductions in the number of white blood cells that are available to fight infections, the number of red blood cells that are available to carry oxygen to tissues, also known as anemia, and the number of platelet blood cells that may thereby interfere with blood’s ability to form a stable clot. Other side-effects observed with BNP1350 administration were mild to moderate nausea and vomiting.

Both Tavocept and BNP1350 are still under clinical investigation and the side-effects we may observe in association with their use may be severe and life-threatening. The observation of severe or life-threatening conditions in a sufficiently large number of patients receiving Tavocept or BNP1350 could limit their use or prevent their approval by regulatory agencies. Furthermore, the identification of serious adverse effects at any time after marketing may result in restrictions on the marketing of Tavocept or BNP1350 and could include withdrawal of the drugs from the market.

Our drug discovery methods may not reduce the development time, failure rate or development costs for our drug candidates or lead to regulatory approval for our drug candidates.

Our mechanism-based approach to drug discovery is dependent upon successful incorporation and use of information from a broad range of scientific disciplines and relies heavily on molecular models and simulations performed on high-performance computers, as well as laboratory experimentation. To date, neither we, nor, to our knowledge, any other party has commercialized any drug candidate using a discovery approach similar to ours. We cannot assure you that our mechanism-based drug discovery approach will enable us to identify potential drug candidates in a more efficient manner than drug discovery methods utilized by other pharmaceutical or biotechnology companies, nor can we assure you that our approach will reduce development costs, shorten pre-clinical, clinical or overall development times, reduce the non-clinical or clinical development failure rate or result in any commercially viable drugs.

Our drug candidates may not be accepted in the marketplace, and we may not be able to generate significant revenue, if any.

Even if our drug candidates gain regulatory approval, our drug candidates may never achieve market acceptance among physicians, patients and the medical community. The degree of market acceptance of any drugs developed by us, alone or in conjunction with our strategic alliance partners, will depend on a number of factors, including:

➢	the establishment and demonstration of the effectiveness and safety of the drugs;
➢	competition from other drugs and therapies;

➢	convenience and ease of administration in patients;

Risk factors

➢	the perceived or actual clinical benefits of our drugs relative to their prices;
➢	our drugs’ potential advantage over alternative treatment methods;
➢	marketing and distribution support of our drugs; and
➢	reimbursement policies of government and other third-party payors.

Physicians, patients or the medical community may not accept and utilize any of the drugs that we, alone or in conjunction with our strategic alliance partners, develop. The lack of such market acceptance could materially adversely affect our business, reputation, financial performance or stock price.

Our efforts to broaden the indications for Tavocept and BNP1350 may be unsuccessful.

We believe that Tavocept and BNP1350 may have applications beyond those we are currently studying in our clinical trials. A key element of our strategy is to pursue further clinical studies to investigate some or all of these applications, if and when we obtain regulatory approval for the initial applications of Tavocept or BNP1350. If these further studies do not support expanding the indications, our ability to promote and market such drugs may be limited and our business development and financial performance may be materially and adversely affected or our business growth may be limited.

Chemotherapy drugs with side-effects that Tavocept is designed to prevent or mitigate may be improved to reduce these side-effects, or different treatments or drugs may be developed to reduce these side-effects, or that themselves have fewer of these side-effects.

Tavocept is intended to prevent or mitigate the severity of various harmful side-effects, including neuropathy and kidney damage, caused by commonly used chemotherapy drugs. Other companies are developing chemotherapy drugs that may have reduced side-effects compared to currently approved chemotherapy drugs and are also developing supportive care drugs that themselves could reduce the side-effects of currently approved chemotherapy drugs. For example, American Pharmaceutical Partners, Cell Therapeutics, Neopharm and others are developing new forms of paclitaxel that they believe will be less toxic than the current form of FDA-approved paclitaxel. Our ability to market and sell Tavocept and our business, financial condition or results of operations could be materially and adversely affected if new treatments, drugs or drug formulations are approved that have fewer side-effects than existing chemotherapy drugs or existing formulations of those drugs, or prevent or mitigate the harmful side-effects of existing chemotherapy drugs.

If we are unable to create sales, marketing and distribution capabilities, or enter into agreements with third parties to perform these functions, we will not be able to commercialize our drug candidates.

We currently have no sales, marketing or distribution infrastructure. In order to commercialize our drug candidates, we must internally develop sales, marketing and distribution capabilities, enter into strategic alliances or otherwise make arrangements with third parties to perform these services. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. In any event, developing sales and distribution capabilities is expensive and time-consuming and could delay a drug candidate’s launch. To the extent that we enter into co-promotion or other licensing or alliance arrangements with third parties, our commercial revenues are likely to be lower than if we marketed and sold our drug candidates on our own, and any revenues we might receive would depend upon the efforts of those third parties.

Risk factors

We expect to expand our development, clinical research and marketing capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As a result of our efforts to commercialize Tavocept and BNP1350, either independently or together with a strategic alliance partner, we expect to have significant growth in expenditures, the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Competition for executive and scientific personnel is intense. In particular, our drug candidate development programs depend on our ability to attract and retain highly skilled chemists, biologists, physicists, computational scientists, programmers and clinical development and regulatory affairs personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage our growth or complications involving the management of our growth could delay the execution of our business plan or disrupt our operations.

If we are unable to maintain our current strategic alliances and enter into new alliances, our drug candidate development could be delayed and our business could be harmed.

We are dependent upon our strategic alliance with Baxter, which holds the exclusive rights to develop, distribute, sell and market Tavocept outside the United States, Canada and Japan. Our clinical development of Tavocept is highly dependent on this alliance because Baxter is currently conducting a Phase III clinical trial of Tavocept in Europe that, assuming favorable results, we expect to use to support regulatory approval in the United States and Europe for Tavocept. Baxter may also conduct other additional clinical trials of Tavocept in Europe. If this alliance is terminated or our relationship with Baxter deteriorates, our ability to register and market Tavocept in the United States, Europe and possibly elsewhere could be materially and adversely affected. During the term of our alliance, we have, from time to time, held different views on strategic and regulatory matters from Baxter. If there are matters on which we and Baxter are unable to agree regarding the alliance, or regulatory or other issues regarding the development of Tavocept, our business and our ability to register and market Tavocept in the United States, Europe and possibly elsewhere could be materially and adversely affected. During the term of our alliance, Baxter has undergone a restructuring of its business units conducting the alliance. Changes have also occurred from time to time in Baxter’s management and key personnel involved with our alliance. These changes or future changes involving Baxter could have a material adverse impact on our alliance and our business.

We are dependent upon KI Pharma, our Japanese joint venture with Grelan, to develop, distribute, sell and market Tavocept and BNP1350 in Japan. If this joint venture is terminated or our relationship with Grelan deteriorates, our business, financial condition or results of operations could be materially and adversely affected. We face many of the same risks in the KI Pharma alliance regarding decision-making and changes in business and management that we face in the Baxter alliance. During the term of our alliance, we have, from time to time, held different views on strategic and regulatory matters from Grelan. If there are matters on which we and Grelan are unable to agree regarding our joint venture, or regulatory or other issues regarding the development of Tavocept or BNP1350, our business and our ability to register and market Tavocept and BNP1350 in Japan and possibly elsewhere could be materially and adversely affected.

Our obligations under our alliance agreements with Baxter and Grelan include obligations to assure the manufacture of sufficient amounts of drug candidate materials to conduct clinical trials and commercialize the drug candidate, share data and information to facilitate product development, prosecute, maintain and defend patents and patent rights, maintain confidentiality and provide

Risk factors

indemnification in certain circumstances. We believe we are in compliance with the obligations specified in our alliance agreements.

In order to further our business and drug candidate development, distribution, marketing, manufacturing and sales, including providing additional funding for our business, we are considering additional agreements with pharmaceutical companies. We may not be successful in negotiating any additional agreements or in obtaining agreement terms that are favorable to us. Even if we enter into an additional strategic alliance, we may not achieve the benefits we seek.

We have no manufacturing capacity and anticipate that we will continue to rely on third parties to manufacture our drug candidates.

We do not currently have our own manufacturing facilities and depend on, and expect in the future to depend on, outside contractors or our alliance partners to manufacture our drug candidates. For example, we have entered into supply agreements with Sumika Fine Chemicals Co., Ltd. and Rhodia Pharma Solutions, Inc. to manufacture and supply us with the Tavocept active pharmaceutical ingredient in accordance with defined specifications, for an indefinite period of time in each case. Although we believe alternative suppliers could be obtained if our agreements with Sumika or Rhodia were terminated, the loss of these suppliers could disrupt our drug development or sales activities for a period of time, which may adversely affect our business.

Our manufacturing strategy presents the following risks:

➢	deterioration or termination of our current or future longer-term agreements;

➢	difficulties or delays in manufacturing sufficient quantities of our drug candidates in compliance with strictly enforced regulatory requirements and manufacturing specifications in order to meet our needs;

➢	inability to enter into additional third-party manufacturing arrangements on acceptable terms;

➢	failure by an outside contractor or strategic alliance partner to manufacture or deliver the required supply of our drug candidates in a cost-effective or timely manner;

➢	failure by current and future manufacturers to comply with FDA and foreign regulations;

➢	inability to obtain intellectual property rights, or the requirement to share the intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our drug candidates; and
➢	changes in import and export laws, fees or taxes.

Any of these factors could delay clinical trials or commercialization of our drug candidates, interfere with sales, lead to higher costs or result in our being unable to sell our drugs. To the extent that we rely on a sole source of supply for a drug, any interruption in that supply could prevent us from effectively developing, testing or commercializing that drug.

RISKS RELATED TO OUR INDUSTRY

Our competitors, including those who have greater resources and experience than we do, may commercialize drugs or technologies that make ours obsolete or noncompetitive.

The pharmaceutical and biotechnology industries are intensely competitive. There are many public and private pharmaceutical companies, biotechnology companies, public and private universities, governmental agencies and research organizations actively engaged in drug discovery and research and development of drug candidates to treat patients with the same indications that we have targeted. For instance, with respect to BNP1350, there are existing drugs on the market that are used for the same

Risk factors

indications that we have targeted. Many of our competitors have financial, technical, manufacturing and marketing resources that are far greater than ours. Some of these organizations are developing drug candidates and technologies to reduce or prevent side-effects, including neuropathy, caused by chemotherapy drugs. If a competitor were to successfully develop or acquire rights to a similar or more effective treatment for the same indications targeted by our drug candidates, or develop or acquire rights to a drug or treatment that has fewer side-effects than our drug candidates or that can prevent or mitigate the side-effects caused by other drugs or treatments, our business, financial condition or results of operations could be materially and adversely affected. If a competitor were to develop or acquire rights to a competitive drug or treatment that offers significantly lower costs of treatment, or were to enter the market before us with a similar or superior drug, our business, financial condition or results of operations could be materially and adversely affected.

Our ability to compete may decline if we do not adequately protect or enforce our intellectual property rights.

Any patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. Our success will depend in part on our ability to obtain and enforce patent protection for our drug candidates in the United States and in other countries. As of August 1, 2004, we have approximately 219 patents that have been issued in the United States and in foreign countries. In addition, we have filed approximately 237 pending patent applications in the United States, the European Patent Office, national patent offices of foreign countries or under the Patent Cooperation Treaty. It is possible that no patents will issue on any of our patent applications, and the claims issued for our patents and patent applications may not be sufficiently broad to protect our drug candidates or other intellectual property we intend to protect with patents, and may not provide protection against competitive drug candidates or otherwise be commercially valuable. In addition, our patents may be challenged, invalidated, infringed or held unenforceable, and others may be able to design around our patents or develop similar drug candidates or other intellectual property that are not within the scope of our patents. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our patent rights, and we may not be successful in defending any of these rights.

Our patents and patent applications cover a variety of novel chemical compounds, pharmaceutical formulations, methods of use and processes to manufacture Tavocept, BNP1350 and other chemical compounds. Patent protection for the composition of matter of the Tavocept compound itself is unavailable because the compound was first identified over forty years ago.

We rely on copyrights, trademarks, trade secret protections, know-how and contractual safeguards to protect our non-patented intellectual property, including our pharmaceutical discovery and development software technologies. Our employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of our confidential information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. There can be no assurance that we will be able to effectively enforce these agreements or that the subject confidential information will not be disclosed, that others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information or that we can meaningfully protect our confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information, and failure to maintain the confidentiality of our confidential information could adversely affect our business.

Disputes may arise in the future with respect to the ownership of rights to any technology developed with advisors or collaborators. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our drug candidates, or could require or

Risk factors

result in litigation. Any such event could have a material adverse effect on our business, financial condition or results of operations.

Our drug candidates and processes may infringe the intellectual property rights of others, and litigation or other adverse intellectual property proceedings could harm our business.

Our commercial success will depend in part on our ability to commercialize our drug candidates without infringing any patent rights or other proprietary rights of others. The pharmaceutical and biotechnology industries are characterized by extensive patent litigation and other intellectual property disputes. Many companies have employed intellectual property litigation as a way to gain a competitive advantage. We cannot assure you that other companies or individuals have not or will not independently develop substantially equivalent proprietary rights or that other parties have not or will not be issued patents that may prevent the sale of our drug candidates or require licensing and the payment of significant fees or royalties in order for us to be able to carry on our business, which licenses may not be available to us on satisfactory terms, if at all.

Litigation or other legal proceedings could result in substantial legal costs to us and may be necessary to enforce any of our patents or other proprietary rights, to defend against infringement claims or to determine the scope and validity or enforceability of other parties’ proprietary rights. If we become involved in any litigation or other potentially adverse intellectual property proceedings as a result of alleged infringement by us or others of intellectual property rights, we might have to spend significant amounts of money, time and effort defending our position and we may not be successful. In addition, any claims relating to the infringement of third-party proprietary rights or judicial or regulatory determinations of property rights, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources, or require us to enter into royalty or license agreements that are not advantageous to us. An adverse ruling arising out of any intellectual property dispute could compromise or invalidate material aspects of our intellectual property position. Such an adverse ruling also could subject us to significant liability for damages, including possible treble damages, prevent us from using technologies or manufacturing or selling our products, or require us to attempt to negotiate licenses to disputed rights from third parties, which, if available at all, could involve substantial additional costs. If we do not obtain a license in such a case or cannot obtain a license on favorable terms, our business, financial condition and results of operations could be materially and adversely affected.

Our failure or alleged failure to comply with anti-kickback and false claims laws could result in civil or criminal sanctions that would harm our business.

We are subject to various federal and state laws designed to address health care “fraud and abuse,” including anti-kickback laws and false claims laws. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing, or ordering or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payers other than federal healthcare programs.

False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. If any of our drug candidates are approved, our activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of Medicaid rebate

Risk factors

information and other information affecting federal, state, and third-party payment for our products, and the sale and marketing of our products, will be subject to scrutiny under these laws.

The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid). If we are found to have violated these laws, or are charged with violating them, our business, financial condition and results of operations and stock price could be materially and adversely affected.

The coverage and reimbursement status of newly approved drugs is uncertain, and the failure to obtain adequate reimbursement coverage could limit our ability to generate revenue.

In the United States and elsewhere, sales of therapeutic and other pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. It will be time-consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Our drugs may not be covered by some payors, or may not be considered cost-effective, and reimbursement may not be available or sufficient to allow us to sell our drugs on a competitive and profitable basis.

Government regulation, including healthcare reform measures and price controls, could adversely affect our business.

The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of healthcare. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the United States, pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the United States to continue. Another example of proposed reform that could affect our business is the current discussions of drug reimportation into the United States. In 2003, Congress directed the FDA to adopt regulations allowing the reimportation of approved drugs originally manufactured in the United States back into the United States from Canada where the drugs were sold at a lower price. The Secretary of Health and Human Services has yet to implement this directive, but legislation relating to the reimportation of approved drugs from Canada and other countries currently is being considered. The reimportation bills have not yet resulted in any new laws or regulations. However, these and other initiatives could decrease the price we or any potential strategic alliance partners receive for our products, adversely affecting our profitability. The pendency or approval of such proposals could have a material adverse effect on our ability to raise capital and our ability to obtain strategic alliances and licenses.

In many foreign markets, including Japan and the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. While we cannot predict the impact of these controls or whether other future legislative or regulatory controls will be adopted, these controls or the adoption of further measures could have a material adverse effect on our business, financial condition and profitability.

We use hazardous chemicals and radioactive and biological materials in our business. Any disputes relating to improper use, handling, storage or disposal of these materials could be time-consuming and costly.

Our research and development operations involve the use of hazardous materials, including chemicals like acetone and hexanes, radioactive materials like carbon-14 and tritium, and biological materials

Risk factors

like human and cancer cell lines, human plasma, and blood. We are subject to the risk of accidental contamination or discharge or any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages, fines and penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our business.

We may be subject to costly drug candidate or product liability claims and may not be able to obtain adequate insurance.

Because we test our drug candidates in humans, we face the risk that the use of our drug candidates will result in bodily harm or death. We currently maintain commercial general and umbrella liability insurance in the amount of $10 million and this insurance includes coverage of liability resulting from clinical trials. We cannot predict the possible harm or side-effects that may result from our drug candidates in clinical trials or at any time in the future. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

In addition, in the event we commercially launch drugs based on our drug candidates, we will face exposure to product liability claims. This risk exists even with respect to those drugs that are approved by regulatory agencies for commercial distribution and sale and manufactured in facilities licensed and regulated by regulatory agencies. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable cost. There is also a risk that third parties that we have agreed to indemnify could incur liability.

Even if we were ultimately successful in any drug candidate or product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which could impair our ability to generate sales of the litigated drug candidate or product as well as our other potential drugs. Moreover, product recalls may be issued at our discretion, the discretion of other companies manufacturing our products, the FDA or other regulatory agencies. If product recalls occur, these recalls are generally expensive and often have an adverse effect on the reputation of the drugs being recalled and the reputation of the drug’s developer or manufacturer.

RISKS RELATED TO OUR COMMON STOCK

Our stock price may be highly volatile because of the industry we are in, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. An active, liquid trading market may not develop following completion of this offering or, if developed, may not be maintained.

We will determine the initial public offering price for the shares through negotiations with representatives of the underwriters. This price may not be indicative of prices that will prevail later in the trading market. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above the initial public offering price.

Risk factors

The stock market, from time to time, has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of biotechnology and emerging pharmaceutical companies have historically been highly volatile. Our stock may be affected by this type of market volatility, as well as by our own performance. The following factors, among others, may have a significant effect on the market price of our common stock:

➢	results from, or delays in, clinical trials or non-clinical studies for Tavocept, BNP1350 or our other drug candidates;

➢	developments in our strategic alliances with Baxter, Grelan and Cray or future strategic alliances;
➢	third-party payor reimbursement policies;

➢	announcements regarding drug candidates or technological innovations by us or our competitors, or any failure or discontinuation of any of our research programs;

➢	announcements by our competitors of developments in existing or new strategic alliances;
➢	developments in our and our competitors’ patents, trademarks, trade secrets or other proprietary rights, including interference, opposition, other governmental proceedings and litigation matters;
➢	actual or perceived inability by us to commercialize our drug candidates on schedule or at all;
➢	fluctuations in our operating results;
➢	FDA or other U.S. or foreign regulatory agency actions affecting us or our industry;

➢	developments in domestic and international governmental policy or regulation, including developments in drug pricing, healthcare reform, patent and trademark laws and regulations and controlling case law;

➢	changes in financial estimates or recommendations by securities analysts;
➢	market conditions in the biotechnology and pharmaceutical sectors;
➢	sales of our common stock by our executive officers, directors and significant shareholders;
➢	litigation or public concern about the safety of our drug candidates or drugs;
➢	changes in accounting principles; and
➢	loss of key personnel.

We may invest or spend the net proceeds of this offering in ways with which investors may not agree and in ways that may not yield a favorable return.

We will retain broad discretion over the use of the net proceeds from this offering. Shareholders may not deem the actual uses to be desirable, and our use of the net proceeds may not yield a significant return or any return at all. We intend to use a majority of the net proceeds to fund clinical development, commercial-scale manufacturing and other commercialization requirements for Tavocept and BNP1350, including the implementation of sales and marketing strategies; to fund other research and development activities; and for general corporate purposes. However, because of the number and variability of factors that will determine the actual uses of the net proceeds, we cannot guarantee that the actual uses will not vary substantially from our intended uses.

As a new investor, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares.

The pro forma net tangible book value of our common stock as of June 30, 2004 was approximately $           million, or approximately $           per share, based on the number of shares outstanding as of June 30, 2004 giving pro forma effect to the automatic conversion of all shares of our outstanding preferred stock into shares of common stock. We expect the initial public offering price to be substantially higher than $           per share. Therefore, if you purchase shares of our common stock in this offering at an assumed price of $           per share, you will incur immediate and substantial dilution

Risk factors

in pro forma net tangible book value of $           per share. You may incur additional dilution if the holders of outstanding options or warrants exercise those options or warrants. The purchasers of shares in this offering together will contribute      % of the aggregate stated capital and paid in capital that has been paid by all shareholders but will own only      % of shares outstanding after the offering. Additional information regarding the dilution to investors in this offering is included in this prospectus under the heading “Dilution.”

Anti-takeover provisions in our articles of incorporation and bylaws and under Texas law may make an acquisition of us more difficult and may delay or prevent any attempt by our shareholders to change our management, even if an acquisition or management change would benefit our shareholders.

Provisions of our articles of incorporation and bylaws, as well as provisions of Texas law, could delay or prevent an acquisition of us or a change in our management, even if doing so would benefit our shareholders.

These provisions:

➢	establish that members of the board of directors may be removed only for cause;
➢	prohibit the use of cumulative voting in the election of directors;
➢	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
➢	limit who may call a special meeting of shareholders; and
➢	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings.

These provisions, along with Part 13 of the Texas Business Corporation Act, which imposes additional approval requirements for certain acquisitions of public companies, may discourage, delay or prevent a tender offer or takeover attempt that one or more of our shareholders may consider to be in their best interests, including offers or attempts that could result in a premium over the market price of our common stock. These provisions in our articles of incorporation and bylaws and under Texas law could reduce the price that investors might be willing to pay for shares of our common stock in the future and could result in the market price being lower than it would be without these provisions.

As a public company, we will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

As a public company, recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the United States Securities and Exchange Commission, or SEC, and by the Nasdaq Stock Market, will result in increased costs to us. These laws and regulations will also make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot estimate the amount or timing of additional costs we may incur as a result of these laws and regulations.

If our officers, directors and largest shareholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily the interests of other shareholders.

After this offering, our officers, directors and shareholders with at least 5% of our common stock will together control approximately      % of our outstanding common stock. If these officers, directors and principal shareholders act together, they will be able to exert a significant degree of influence over our

Risk factors

management and affairs and over matters requiring shareholder approval, including the election of directors and the approval of mergers or other business combination transactions. The interests of this concentration of ownership may not always coincide with our interests or the interests of investors in this offering or other shareholders. For instance, officers, directors and principal shareholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other shareholders. This concentration of ownership could depress our stock price.

Future sales of our common stock by existing shareholders may depress our stock price.

The market price of our common stock could decline as a result of sales by existing holders of a large number of shares of our common stock in the public market after the closing of this offering or as a result of the perception that these sales could occur. These sales could make it more difficult for us to sell equity securities in the future at a time and price that we deem to be appropriate. After this offering, we will have                      shares of common stock outstanding. All of the shares sold in this offering will be freely tradable and holders of                      shares of common stock and warrants to purchase                      shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold or may acquire upon exercise of the warrants, or to include these shares in registration statements that we may file for ourselves or other shareholders. A substantial number of shares may be sold in the public market immediately following the expiration of contractual “lock-up” restrictions entered into by our shareholders with the underwriters of this offering. All of our officers and directors, and shareholders who in the aggregate hold      % of our outstanding common stock, have entered into these contractual “lock-up” restrictions. These “lock-up” restrictions are described in this prospectus under the headings “Shares eligible for future sale — Lock-up agreements” and “Underwriting.” These “lock-up” restrictions will expire 180 days after the date of this prospectus. However, UBS Securities LLC may release any of the shares subject to these “lock-up” restrictions at any time without notice.

The sale of a substantial number of shares, especially in a short period of time, could result in a significant decline in our stock price. After this offering we also intend to register up to approximately                      shares of our common stock for sale upon exercise of outstanding stock options issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our 2004 Stock Incentive Plan, Employee Stock Purchase Plan, 1993 Stock Option Plan and 1995 Director Stock Option Plan. In addition, the market price of our common stock could decline if we sell additional equity securities in connection with financings or strategic alliances.

We have never paid cash dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business and we do not anticipate paying cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future, and our common stock is not an appropriate investment for an investor seeking regular dividend income.

Special note regarding forward-looking statements

This prospectus, including the sections titled “Summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact, are forward-looking. You can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will” or “would” or the negative of these terms or similar expressions. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

➢	the initiation, progress, timing and completion of non-clinical research, development and clinical trials for our drug candidates and potential drug candidates;
➢	the time and costs involved in obtaining regulatory approvals of our drug candidates;
➢	our research and development activities and projected expenditures, including the number of drug candidates we pursue;
➢	the advantages of our technology and drug candidates as compared to the advantages of others;
➢	our ability to establish, maintain and enforce selected strategic alliances to develop and commercialize drug candidates;
➢	the receipt of regulatory approvals by our strategic alliance partners or us;
➢	our ability to establish and protect intellectual property rights in our drug candidates without infringing on the intellectual property rights of others, including the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;
➢	our ability to hire and retain necessary employees and appropriately staff our development programs;
➢	our use of the net proceeds from this offering;
➢	our estimates regarding anticipated operating losses, future revenues, if any, from successful development of our drug candidates and commercialization of our potential drugs, our capital requirements and our needs for additional financing; and
➢	our estimates of future performance.

There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act which does not extend to initial public offerings. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy,

Special note regarding forward-looking statements

shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $           million, based upon an assumed initial public offering price of $           per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds to us will be approximately $           million.

We expect to use these proceeds to fund:

➢	clinical development of Tavocept and BNP1350;
➢	commercial-scale manufacturing of Tavocept and BNP1350;

➢	other commercialization requirements for Tavocept and BNP1350, including the implementation of sales, distribution and marketing strategies;

➢	other research and development activities for our pre-clinical drug candidates; and

➢	working capital and general corporate purposes.

We believe our existing cash and investment securities, together with the proceeds from this offering, will be sufficient to support our current operating plan for at least the next 24 months. We have based this estimate on assumptions that may prove to be incorrect. Our future capital requirements will depend on many factors, including the progress of our research and development efforts, the scope and results of non-clinical and clinical studies of our drug candidates, the cost and timing of the regulatory approval process of our drug candidates, the cost of implementing technological advances, the re-evaluation of the commercial potential of any of our drug candidates in light of developments in our industry or market, the status of competitive products, the development of our manufacturing capacity, and the establishment of a sales force in the United States or the establishment of one or more new strategic alliances for marketing and commercialization in the United States.

We intend to allocate a portion of the proceeds of this offering as follows:

➢	approximately $15.0 to $20.0 million of the proceeds from this offering to complete our U.S. Phase III clinical trial and to prepare and submit an NDA with the FDA for Tavocept;

➢	approximately $3.0 to $4.0 million to complete the Tavocept manufacturing validation process, including producing additional commercial scale manufacturing batches of Tavocept;

➢	approximately $15.0 to $20.0 million to initiate and advance a Phase III clinical development program for BNP1350; and

➢	approximately $2.0 to $3.0 million to establish commercial manufacturing capabilities for BNP1350.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research and development efforts, the timing and success of non-clinical testing and clinical trials of current and future drug candidates, the timing of regulatory submissions, the amount of competition we face and how successful we are entering into strategic alliances. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Our management will have broad discretion to allocate the net proceeds from this offering. As a consequence, additional funding may be required in the future to finance our operations.

Pending utilization of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term investment-grade and U.S. government securities.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. Neither Texas law nor our articles of incorporation require our board of directors to declare dividends on our common stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future.

Capitalization

The following table sets forth our capitalization as of June 30, 2004:

➢	on an actual basis;
➢	on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred stock into shares of common stock upon the completion of this offering; and
➢	on a pro forma as adjusted basis to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus.

	As of June 30, 2004

	Actual			Pro forma
	(unaudited)	Pro forma		as adjusted

	(in thousands, except share data)
Cash, cash equivalents and short-term investments	$28,803		$28,803

Redeemable convertible preferred stock, Series A, $0.01 par value; shares authorized, shares issued and outstanding, actual; no shares authorized or outstanding, pro forma and pro forma as adjusted	$3,906		$—	—
Shareholders’ equity:
Convertible preferred stock, $0.01 par value; shares authorized, shares issued and outstanding, actual; no shares issued pro forma and pro forma as adjusted	44		—	—
Common stock, $0.01 par value; shares authorized, shares issued and shares outstanding, actual; shares issued and outstanding, pro forma; shares issued and shares outstanding, pro forma as adjusted	41
Paid-in capital	82,461
Deferred stock compensation	(1,393)		(1,393)
Treasury stock, at cost, common shares held	(374)		(374)
Warrants issued	1,013		1,013
Accumulated deficit	(62,559)		(62,559)

Total shareholders’ equity	19,233

Total capitalization	$23,139	$		$

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 2004. This number excludes, as of June 30, 2004:

➢	shares issuable upon the exercise of options outstanding as of June 30, 2004, having a weighted average exercise price of $ per share;

➢	shares issuable upon the exercise of warrants outstanding as of June 30, 2004, having a weighted average exercise price of $ per share; and

➢	additional shares available for future grant under our 2004 Stock Incentive Plan, our Employee Stock Purchase Plan, our 1993 Stock Option Plan and our 1995 Director Stock Option Plan.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock immediately after this offering. The pro forma net tangible book value of our common stock on June 30, 2004, giving effect to the automatic conversion of all of our outstanding shares of preferred stock as of June 30, 2004 into                      shares of our common stock was approximately $           million, or $           per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Assuming our sale of                      shares of common stock offered by this prospectus at an assumed initial public offering price of $           per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value after this offering would have been approximately $           million, or $           per share. This represents an immediate decrease in net tangible book value of $           per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at June 30, 2004	$
Increase attributable to this offering

Pro forma net tangible book value per share after offering

Dilution per share to new investors	$

The following table summarizes, on a pro forma basis as of June 30, 2004, the differences between the total consideration paid and the average price per share paid by the existing shareholders and the purchasers of shares of common stock in this offering, assuming an initial public offering price of $           per share, no exercise of any outstanding stock options or warrants or of the underwriters’ over-allotment option, and no deduction of estimated underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration
Average price
	Number	Percent	Amount	Percent	per share

Existing shareholders		%	$	%	$
New investors

Total		%	$	%	$

The discussion and tables above assume no exercise of the underwriters’ over-allotment option or exercise of any stock options or warrants outstanding as of June 30, 2004. The exercise of all options and warrants outstanding as of June 30, 2004 having an exercise price less than the offering price would increase the dilutive effect to new investors to $           per share. If the underwriters exercise the over-allotment option in full, the number of shares of common stock held by existing shareholders will be reduced to      % of the total number of shares of common stock to be outstanding after this offering. If the underwriters exercise the over-allotment option in full, the number of shares of common stock held by new investors will be increased to                      shares or           % of the total number of shares of common stock to be outstanding after this offering.

Dilution

As of June 30, 2004, there were:

➢	shares of our common stock issuable upon the exercise of options outstanding, having a weighted average exercise price of $ per share;
➢	shares of our common stock issuable upon the exercise of warrants outstanding, having a weighted average exercise price of $ per share; and

➢	additional shares of our common stock available for future grant under our 2004 Stock Incentive Plan, our Employee Stock Purchase Plan, our 1993 Stock Option Plan and our 1995 Director Stock Option Plan.

Selected financial data

The following selected financial data should be read in conjunction with the financial statements and the notes to those statements and “Management’s discussion and analysis of financial condition and results of operations.” The selected financial data in this section are not intended to replace those financial statements. The statements of operations data for the fiscal years ended March 31, 2002, 2003 and 2004 and the balance sheet data as of March 31, 2003 and 2004 have been derived from our audited financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and included elsewhere in this prospectus. The statements of operations data for the years ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2000, 2001 and 2002 have been derived from our audited financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, but are not included in this prospectus. The statements of operations data for the three months ended June 30, 2003 and 2004 and the balance sheet data as of June 30, 2004 have been derived from our unaudited financial statements and related notes, which are included elsewhere in this prospectus. The unaudited financial statements include, in our opinion, all adjustments, consisting only of normal, recurring adjustments, that we believe necessary for a fair statement of the results for those periods. Historical results are not necessarily indicative of future results. See notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per common share and pro forma basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all of our outstanding shares of preferred stock into                      shares of common stock.

						Three months
	Fiscal year ended March 31,					ended June 30,

Statements of operations data:	2000	2001	2002	2003	2004	2003	2004

	(in thousands, except per share data)					(unaudited)
Revenues	$305	$718	$4,327	$3,817	$4,156	$1,330	$1,240
Operating expenses:
Research and development	5,848	8,538	8,270	8,560	8,974	1,980	5,142
General and administrative	1,420	4,076	3,438	2,754	2,590	613	678

Total operating expenses	7,268	12,614	11,708	11,314	11,564	2,593	5,820

Loss from operations	(6,963)	(11,896)	(7,381)	(7,497)	(7,408)	(1,263)	(4,580)
Interest and other income	567	1,270	961	319	211	58	85

Net loss	$(6,396)	$(10,626)	$(6,420)	$(7,178)	$(7,197)	$(1,205)	$(4,495)

Net loss per common share, basic and diluted	$(1.81)	$(2.89)	$(1.67)	$(1.85)	$(1.90)	$(0.32)	$(1.17)
Weighted average shares used in computing net loss per common share, basic and diluted	3,540	3,672	3,841	3,878	3,790	3,809	3,844
Pro forma net loss per common share, basic and diluted
Weighted average shares used in computing pro forma net loss per common share, basic and diluted

Selected financial data

	As of March 31,					As of
						June 30,
Balance sheet data:	2000	2001	2002	2003	2004	2004

						(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$20,254	$31,675	$22,741	$13,330	$33,244	$28,803
Working capital	18,792	24,754	16,995	7,645	27,533	22,374
Total assets	21,411	34,990	25,579	14,993	34,384	30,705
Capital lease obligations, less current portion	7	—	—	—	—	—
Deferred revenue, less current portion	1,443	12,389	8,624	4,859	1,093	152
Redeemable convertible preferred stock	3,770	3,770	3,770	3,770	3,906	3,906
Accumulated deficit	(26,643)	(37,268)	(43,689)	(50,867)	(58,064)	(62,559)
Total shareholders’ equity	14,603	11,782	6,692	379	23,314	19,233

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk factors.”

OVERVIEW

We are a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of patients with cancer. Our most advanced drug candidates, Tavocept and BNP1350, are in late-stage clinical development.

Since inception, we have not generated any revenue from commercial sales of our drug candidates and we have incurred substantial losses. We anticipate that we will not generate revenues from commercial sales for at least the next several years. As of June 30, 2004, we had an accumulated deficit of approximately $62.6 million. We expect to continue to incur substantial and increasing net losses for the next several years due to expenses associated with:

➢	completion of our U.S. Phase III clinical trial of Tavocept, our most advanced drug candidate, and the initiation of future clinical trials for additional indications;

➢	completion of our two ongoing Phase II clinical trials for BNP1350, a chemotherapy drug candidate, and the anticipated initiation of Phase III clinical trials;

➢	continuation of additional drug discovery efforts to identify oncology drug candidates; and
➢	commercialization of our current and potential future drug candidates.

To date, we have relied upon the sale of equity securities and nonrefundable, up-front payments from our strategic alliance partners to fund our operations. Since inception, we have raised a total of approximately $78.8 million from the sale of equity securities and a total of $17.0 million in nonrefundable, up-front payments from our two strategic alliance partners. We expect our sources of funds for the next several years to consist primarily of the net proceeds from this offering and payments under potential future strategic alliances.

STRATEGIC ALLIANCES

In January 2001, we entered into a strategic alliance with ASTA Medica Aktiengesellschaft. In exchange for a nonrefundable, up-front payment of $15.0 million and our right to receive a percentage of profits on Tavocept sales, we granted to ASTA exclusive rights to the development, marketing, distribution and sale of Tavocept outside the United States, Canada and Japan. In November 2001, ASTA’s parent company, Degussa A.G., sold the ASTA oncology business to Baxter Healthcare, S.A., a global medical products and services company, and Baxter assumed all of ASTA’s rights and obligations under our agreement. Under the strategic alliance agreement, ASTA agreed to pay all expenses to develop and commercialize Tavocept in these territories other than our share of pre-marketing expenses, with our share not to exceed 1.5 million Euros.

In September 2000, we formed a joint venture, KI Pharmaceuticals, L.L.C., with Grelan Pharmaceutical Co., Ltd. Under the joint venture agreement, Grelan licensed exclusive rights to KI Pharma to certain drug candidates for development, marketing, distribution and sale in Japan, and we licensed to KI Pharma additional exclusive rights to the development, marketing, distribution and sale to Tavocept

Management’s discussion and analysis of financial condition and results of operations and BNP1350 in Japan, as well as rights to certain new drug formulation technologies in Japan. The joint venture agreement terminated a previous agreement we had with Grelan. To date, this joint venture has not conducted any business activity since its inception. Upon commencement of operations by KI Pharma, it is likely we will be required to consolidate the accounts of KI Pharma with BioNumerik. Under the terms of previous agreements with Grelan in 1996 and 1999, we had granted Grelan an exclusive license to Tavocept in Japan, in exchange for consideration which included a nonrefundable, up-front payment in the amount of $2.0 million paid in June 1999.

FINANCIAL OPERATIONS OVERVIEW

Revenues

We have not generated any revenue from commercial sales of our drug candidates. We will not receive any revenues from commercial sales unless we or one or more of our strategic alliance partners complete the clinical trial process, obtain regulatory approval and successfully commercialize one or more of our drug candidates. Our revenues to date have been generated from the recognition of up-front payments under our strategic alliance agreements with Baxter and Grelan and sales of clinical trial materials to these entities. These up-front payments are nonrefundable, regardless of the success of the research and development efforts. We do not expect to receive any additional milestone or other one-time payments under our existing strategic alliances.

Under our 2001 agreement with ASTA, which was assumed by Baxter, we received a nonrefundable, up-front payment of $15.0 million in January 2001, that we are recognizing as revenue over the estimated 52-month development period for Tavocept in Europe. We recognized revenue associated with this payment of approximately $3.5 million annually in each of fiscal 2004, 2003 and 2002, and an aggregate of approximately $10.7 million since the inception of the agreement. We will fully recognize all revenue associated with this payment by June 2005 and our revenue for periods after that date will, as a result, decrease unless we either enter into additional strategic alliances providing for similar payments or are successful in commercializing one or more of our drug candidates.

Under our 1999 agreement with Grelan, we received a nonrefundable, up-front payment of $2.0 million in June 1999, that we are recognizing as revenue over the estimated 79-month development period for Tavocept in Japan. We recognized revenue associated with this payment of approximately $304,000 annually in each of fiscal 2004, 2003 and 2002, and an aggregate of approximately $1.5 million since the inception of the agreement. We will fully recognize all revenue associated with this payment by December 2005, and our revenue for periods after that date will, as a result, decrease unless we either enter into additional strategic alliances providing for similar payments or are successful in commercializing one or more of our drug candidates.

We also recognize revenue for the sale of pharmaceutical drug candidate materials to our strategic alliance partners. These sales constituted approximately $391,000, $52,000 and $561,000 in revenue in fiscal 2004, 2003 and 2002, respectively. We recognize these amounts at the time of shipment. These revenues are a reimbursement by our strategic alliance partners for their portion of the costs to manufacture drug candidate material. Our strategic alliance partners use this drug candidate material for their drug supply inventories, pre-clinical testing, validation testing and clinical trials. This drug candidate material has been used in a European Phase III clinical trial for Tavocept in patients with advanced non-small cell lung cancer, a Japanese Phase III clinical trial for Tavocept in patients with metastatic breast cancer and a European Phase I clinical trial for Tavocept in patients with ovarian cancer. Approximately 85% of these sales in fiscal 2004, 2003 and 2002 were associated with Tavocept. We plan to manufacture drug candidate material for Tavocept for commercial scale validation testing in 2005. We anticipate that our partners will share in the cost of those production runs. However, due to a number of factors including the timing and success of the production runs, the timing and success of validation testing and the timing of the release of the manufactured drug

Management’s discussion and analysis of financial condition and results of operations candidate by our contract manufacturers, it is difficult to accurately estimate the revenues likely to be generated from our alliance partners for fiscal 2005 or thereafter.

Research and development

Our research and development expenses are related to the discovery, development and commercialization of our drug candidates, primarily Tavocept and BNP1350. Our research and development expenses constitute the majority of our operating expenses and were $9.0 million, $8.6 million and $8.3 million for fiscal 2004, 2003 and 2002, respectively, and $5.1 million and $2.0 million for the three months ended June 30, 2004 and the three months ended June 30, 2003, respectively. We and our strategic alliance partners are currently conducting three Phase III clinical trials for Tavocept. If our Phase III clinical trials for Tavocept adequately demonstrate its safety and effectiveness, we estimate that we or Baxter, our strategic alliance partner, will submit an application for regulatory approval in either the United States or Europe, or both, in calendar 2006. We are currently conducting two, and have completed two, Phase II clinical trials of intravenously administered BNP1350 in the United States. We plan to initiate a Phase III trial of BNP1350 by September 30, 2005 following discussion of our registration strategy and potential Phase III clinical trials of BNP1350 with the FDA.

We track research and development costs by the type of cost incurred rather than by project. These costs include direct and allocated expenses comprising internal research and development costs, third-party research and development costs and costs associated with collaborative research and development arrangements. These costs are expensed as incurred and consist primarily of:

➢	clinical trials and non-clinical research studies;

➢	salaries and related personnel costs;

➢	payments made to third parties to monitor our clinical trials and obtain data arising from our clinical trials;

➢	rental expense and equipment costs, including depreciation on capital expenditures; and

➢	materials, devices and chemicals used in research experiments.

Our strategic alliance partners are responsible for research and development expenses associated with the clinical development efforts in their respective territories.

Conducting research and development and clinical trials is a lengthy, expensive and highly uncertain process. It may take several years or more for us to complete the development of our current drug candidates. The costs associated with our clinical trials may be impacted by a number of internal and external factors including:

➢	the number and complexity of clinical trials necessary to obtain regulatory approval;
➢	the number of eligible patients necessary to complete our clinical trials and any difficulty in enrolling these patients;
➢	the length of time to complete our clinical trials;
➢	changes in our relationships with our strategic alliance partners; and
➢	potential liability arising from our clinical trials.

Given the uncertainty of these potential costs, we are unable to estimate the total costs we will incur for the clinical development of our drug candidates. We do, however, expect these costs to increase substantially in future periods as we continue later-stage clinical trials, initiate new clinical trials for additional indications and seek to obtain regulatory approval for Tavocept and BNP1350. Our research and development expenses increased 160% from $2.0 million for the three months ended

Management’s discussion and analysis of financial condition and results of operations

June 30, 2003 to $5.1 million for the three months ended June 30, 2004. In particular, we expect the costs associated with our U.S. Phase III clinical trial for Tavocept to continue to increase as a result of our hiring a third-party contract research organization and the purchase of paclitaxel in connection with the expansion of our clinical trial sites to include locations in Russia and the Ukraine. We have expanded to these locations as a result of difficulties we experienced in enrolling eligible patients in the United States. We also expect our research and development expenses to increase as we initiate our Phase III clinical trial of BNP1350 by September 30, 2005 and as we hire additional research and development personnel to support our expanding research and development activities.

We anticipate that we will make determinations regarding the funding of research and development projects on an ongoing basis in response to the progress of each research and development program, as well as an ongoing assessment of its market potential.

General and administrative

Our general and administrative expenses consist primarily of salaries and related costs for personnel in executive management, accounting, legal and human resource departments. General and administrative expenses also include facility costs not allocated to research and development activities and professional fees for legal, accounting and public relations services. We expect that these costs will increase in future periods as we add personnel, obtain additional insurance coverage, enhance investor relations activities and incur expenses to meet public company reporting responsibilities and obligations. In addition, in the event we commercialize our drug candidates, we expect to incur costs associated with our marketing, distribution and sales efforts.

Stock-based compensation

Stock-based compensation for employees and directors reflects the amortization of deferred compensation resulting from the difference between the deemed fair value of the stock underlying the stock options and the exercise price of such stock options.

As of June 30, 2004, we have recorded $6.4 million in deferred stock-based compensation. This amount is being amortized over the vesting period of the individual options, generally five years. From inception through June 30, 2004, we have recognized $4.8 million in stock-based compensation expense. We recognized stock-based compensation expense for the preceding three fiscal years and the three months ended June 30, 2004 and June 30, 2003 as follows:

				Three months ended
	Fiscal year ended March 31,			June 30,

	2004	2003	2002	2004	2003

				(unaudited)
Research and development activities	$448,853	$447,580	$494,330	$109,003	$112,182
General and administrative	669,128	659,388	805,000	166,368	166,368

Total deferred stock-based compensation	$1,117,981	$1,106,968	$1,299,330	$275,371	$278,550

We expect that the charges to be recognized in future periods from amortization of deferred stock-based compensation will be approximately $1.3 million and $110,000 for the balance of fiscal 2005 and for fiscal 2006, respectively. The amortization of deferred stock-based compensation expense we expect to record in future periods may decrease if unvested options for which deferred stock-based compensation has been recorded are subsequently cancelled. We do not expect the amount of deferred stock-based compensation expense to increase in future periods, as we do not expect to make future

Management’s discussion and analysis of financial condition and results of operations option grants with exercise prices below the estimated fair market value of our common stock at the date of grant.

Stock-based compensation for nonemployees was approximately $0, $64,000 and $13,000 for fiscal 2004, 2003 and 2002, respectively. We did not grant stock options to nonemployees during the three months ended June 30, 2004.

Interest and other income

Interest and other income consists primarily of interest earned on our cash, cash equivalents and short-term investments.

RESULTS OF OPERATIONS

Three months ended June 30, 2004 and 2003

Revenues. Our revenue was $1.2 million for the three months ended June 30, 2004, and $1.3 million for the three months ended June 30, 2003, a decrease of $90,000, or 7%. This decrease was due to a decrease in sales of clinical trial materials to our strategic alliance partners from $389,000 for the three months ended June 30, 2003 compared to $299,000 for the three months ended June 30, 2004. Our revenue in each of the three month periods ended June 30, 2004 and 2003 consisted primarily of the recognition of approximately $941,000 of non-cash deferred revenue related to the up-front payments we received from Baxter and Grelan in 2001 and 1999, respectively. The amounts of deferred revenue we will recognize in future periods from these payments will be approximately $2.8 million for the remainder of fiscal 2005 and $1.1 million for fiscal 2006. We will have fully recognized these payments by the end of the quarter ending on September 30, 2005.

Research and Development Expenses. Our research and development expenses were $5.1 million for the three months ended June 30, 2004, and $2.0 million for the three months ended June 30, 2003, an increase of $3.1 million, or 160%. This increase was primarily due to a $2.2 million increase in clinical trial expenses, including expenses associated with hiring a third party contract research organization to coordinate the Tavocept U.S. Phase III clinical trial, the purchase of paclitaxel for our clinical trial sites located in Russia and the Ukraine and other expenses related to clinical trials. In addition, manufacturing costs increased $620,000 as a result of the production of three validation batches of Tavocept during the first quarter of fiscal 2005.

General and Administrative Expenses. Our general and administrative expenses were $680,000 for the three months ended June 30, 2004, and $610,000 for the three months ended June 30, 2003, an increase of $70,000, or 11%. This increase was due to an increase in labor costs attributable to general salary increases and related taxes and an increase in travel costs related to international business trips to meet with our strategic alliance partners.

Interest and Other Income. Our interest and other income was $85,000 for the three months ended June 30, 2004, and $58,000 for the three months ended June 30, 2003, an increase of $27,000, or 46%. This increase was due primarily to an increase in our average cash, cash equivalents and short-term investment balances compared to the three months ended June 30, 2003 as a result of $29.2 million provided from our sale of Series H convertible preferred stock and related warrants in December 2003. In the three months ended June 30, 2003, we recorded a gain of approximately $24,000 as a result of acquiring treasury stock as part of a settlement agreement from an arbitration proceeding with two former employees.

Management’s discussion and analysis of financial condition and results of operations

Fiscal years ended March 31, 2004 and 2003

Revenues. Our revenue was $4.2 million for fiscal 2004, and $3.8 million for fiscal 2003, an increase of $340,000, or 9%. This increase was due to an increase in sales of clinical trial materials to our strategic alliance partners from $52,000 in fiscal 2003 to $391,000 in fiscal 2004. Our revenue in each of fiscal 2004 and 2003 consisted primarily of the recognition of approximately $3.8 million of non-cash deferred revenue related to the up-front payments we received from Baxter and Grelan in fiscal 2001 and fiscal 1999, respectively.

Research and Development Expenses. Our research and development expenses were $9.0 million for fiscal 2004, and $8.6 million for fiscal 2003, an increase of $414,000, or 5%. Of this increase, $375,000 was associated with hiring a third party contract research organization to coordinate the Tavocept U.S. Phase III clinical trial and other expenses related to clinical trials. Additionally, salaries and related costs increased $340,000 as a result of hiring additional personnel for clinical development, drug discovery, and information technology purposes. These increases were offset in part by decreases of $310,000 relating to the termination of maintenance contracts for computer equipment. These services are now provided internally.

General and Administrative Expenses. Our general and administrative expenses were $2.6 million for fiscal 2004, and $2.8 million for fiscal 2003, a decrease of $164,000, or 6%. This decrease was due to a reduction of $88,000 in external legal services as a result of the resolution of two legal disputes involving former employees and a consultant and to reduced spending relating to the termination of maintenance contracts for computer equipment. These services are now provided internally.

Interest and Other Income. Our interest and other income was $211,000 for fiscal 2004, and $319,000 for fiscal 2003, a decrease of $108,000, or 34%. This decrease was due primarily to a decline in our average cash, cash equivalents and short-term investment balances for the first nine months of fiscal 2004, partially offset by interest income earned on $29.2 million provided from our sale of Series H convertible preferred stock and related warrants in December 2003.

Fiscal years ended March 31, 2003 and 2002

Revenues. Our revenue was $3.8 million for fiscal 2003, and $4.3 million for fiscal 2002, a decrease of $510,000, or 12%. This decrease was due to a decrease in sales of clinical trial materials to our strategic alliance partners. The amount of drug candidate material we manufactured and shipped in fiscal 2002 to our strategic alliance partners satisfied their requirements for a substantial portion of fiscal 2003 activities resulting in a decline in revenues for fiscal 2003. Our revenue for both fiscal years consisted primarily of the recognition of approximately $3.8 million of non-cash deferred revenue.

Research and Development Expenses. Our research and development expenses were $8.6 million for fiscal 2003, and $8.3 million for fiscal 2002, an increase of $290,000, or 4%. This increase was the result of an increase of $400,000 in salaries and related costs with the hiring of additional personnel to support our expanding drug discovery research and clinical development efforts. This increase was partially offset by a decrease in clinical trial expenses of approximately $110,000.

General and Administrative Expenses. Our general and administrative expenses were $2.8 million for fiscal 2003, and $3.4 million for fiscal 2002, a decrease of $684,000, or 20%. This decrease was primarily the result of a $667,000 charge in fiscal 2002 for deferred offering costs as a result of withdrawing our registration statement filed with the SEC in March 2001.

Interest and Other Income. Our interest and other income was $319,000 for fiscal 2003, and $1.0 million for fiscal 2002, a decrease of $642,000 or 67%. The decrease reflected our lower average cash, cash equivalents and short-term investment balances and a general decline in interest rates.

Management’s discussion and analysis of financial condition and results of operations

INCOME TAXES

Since our inception, we have not incurred any federal or state tax liability. As of March 31, 2004, we had net operating loss carryforwards for income tax purposes of approximately $45.4 million that will expire incrementally beginning in 2008 and continuing through 2024. In addition, we have a research and development tax credit of approximately $2.0 million available to offset future taxable income. The U.S. tax laws contain provisions that may limit our ability to use net operating loss and tax credit carryforwards in any year and, as a result, some may expire unused. Furthermore, our utilization of the net operating loss carryforwards will not have value unless we become profitable. As realization of such tax benefits is not assured, we have provided a 100% valuation allowance against the related deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, our primary sources of funds have been the sale of equity securities and up-front payments from strategic alliance partners. As of June 30, 2004, we have raised approximately $78.8 million from the sale of equity securities, including net proceeds of approximately $29.2 million relating to the sale of Series H convertible preferred stock and related warrants in December 2003. As of June 30, 2004, we have received $17.0 million in up-front payments from our strategic alliance partners. We do not expect to receive any milestone or other additional one-time payments under our existing strategic alliances. Any additional funds we may receive in the future are likely to consist of payments from any potential new strategic alliances we may enter and, if and when our drug candidates are approved by regulatory agencies and commercial sales commence, from product sales and royalty revenues.

As of June 30, 2004, we had $28.8 million in cash, cash equivalents and short-term investments compared to $33.2 million at March 31, 2004. In order to preserve principal and maintain liquidity, our funds are primarily invested in short-term U.S. Treasury and agency obligations and highly rated corporate obligations.

Net cash used in operating activities was approximately $4.0 million for the three months ended June 30, 2004 and consisted primarily of clinical trial costs associated with our U.S. Phase III clinical trial of Tavocept, salaries and related expenses and drug candidate manufacturing costs.

Net cash provided by investing activities was approximately $3.2 million for the three months ended June 30, 2004. Net cash provided was primarily related to the maturing of approximately $14.4 million of short-term investments partially offset by the purchase of approximately $10.9 million of short-term investments. We also purchased approximately $250,000 of capital equipment.

Net cash used in financing activities for the three months ended June 30, 2004 was approximately $200,000 and consisted primarily of payments made on deferred costs associated with this offering offset by proceeds from the exercise of stock options.

Net cash used in operating activities was $9.0 million, $8.9 million and $8.3 million for fiscal 2004, 2003 and 2002, respectively, and resulted primarily from our net losses of $7.2 million, $7.2 million and $6.4 million, respectively, in those fiscal years. Actual net losses for such three fiscal years were primarily a result of salaries and related expenses of $6.0 million, $5.7 million and $5.3 million in fiscal 2004, 2003 and 2002, respectively. Additionally, we incurred $1.1 million in drug candidate manufacturing costs in each of these three fiscal years. These expenses were partially offset by recognition of deferred revenue from nonrefundable up-front payments. The resulting net losses were adjusted for non-cash expenses including the following:

➢	$788,000 for fiscal 2004, $950,000 for fiscal 2003 and $1.1 million for fiscal 2002 attributable to depreciation and amortization of our property and equipment;

Management’s discussion and analysis of financial condition and results of operations

➢	$1.1 million for fiscal 2004, $1.1 million for fiscal 2003 and $1.3 million for fiscal 2002 attributable to stock-based compensation for stock options granted in fiscal 2001 at exercise prices below the deemed fair value. We expect the compensation expense will be fully recognized for these stock options by fiscal 2006; and

➢	changes in operating assets and liabilities, primarily deferred revenue of $3.8 million in each of fiscal 2004, 2003 and 2002 as a result of recognizing revenue from the nonrefundable up-front payments that we received from strategic alliance partners. We will have fully recognized all revenue associated with these payments by December 2005.

Net cash used in investing activities was $19.1 million in fiscal 2004 primarily related to the purchase of short-term investments using proceeds from the $29.2 million private placement in December 2003 not needed to fund current operations. Net cash provided by investing activities was $7.7 million for fiscal 2003 and $1.7 million for fiscal 2002 primarily from maturities of short-term investments, offset in part by purchases of property and equipment.

Net cash provided by financing activities was $29.2 million for fiscal 2004, and $77,000 for fiscal 2002, while net cash of $306,000 was used in financing activities for fiscal 2003. These activities consisted primarily of the receipt of net proceeds from the $29.2 million private placement in December 2003, the acquisition of treasury shares for $350,000 upon settlement of a legal proceeding in fiscal 2003, and credits for deferred offering costs in the amount of $67,000 related to the withdrawal of our SEC registration statement in fiscal 2002.

We believe our existing cash and investment securities, together with the net proceeds from this offering, will be sufficient to support our current operating plan through at least the next 24 months. We anticipate our cash requirements for the next 12 months will be between approximately $25.0 and $30.0 million as we continue developing Tavocept and BNP1350. We have based these estimates on assumptions that may prove to be incorrect. Our future capital requirements will depend on many factors, including the:

➢	progress of our research and development efforts;
➢	scope and results of non-clinical and clinical studies of our drug candidates;
➢	cost and timing of the regulatory approval process of our drug candidates;
➢	cost of implementing technological advances;
➢	re-evaluation of the commercial potential of any of our drug candidates in light of developments in our industry or market;
➢	status of competitive products;
➢	development of our manufacturing capacity; and
➢	establishment of a sales force in the United States or the establishment of one or more new strategic alliances for marketing and commercialization in the United States.

As a consequence of these requirements, we may require additional funding in the future to finance our operations. We do not know whether additional funding will be available when needed or, if available, whether we will obtain the funding on terms favorable to us.

We expect to incur substantial expenses related to the further research and development of our technologies and drug candidates. These operating expenses include, but are not limited to, increases in personnel and equipment, non-clinical research and clinical trial costs, costs to manufacture our drug candidates and patent filing and prosecution and intellectual property maintenance costs.

Management’s discussion and analysis of financial condition and results of operations

We do not have any financial operations involving unconsolidated entities, or other arrangements characterized as off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of March 31, 2004:

	Fiscal year ending March 31,

			2006 and	2008 and
	Total	2005	2007	2009		After 2009

Operating leases(1)	$1,028,217	$580,791	$447,426	$	———	$	———

Total contractual obligations	$1,028,217	$580,791	$447,426	$	———	$	———

(1)	Our operating lease commitment relates to the lease of our office and laboratory facility and expires in December 2005.

We enter into agreements with third parties to assist us in conducting our clinical trials. We will make payments to these third parties based upon the number of patients enrolled and the length of the patients’ participation in our clinical trials. The size of these payments depend upon the timing and other circumstances associated with conducting these clinical trials, and therefore the extent of the future commitments cannot be meaningfully quantified.

As of June 30, 2004, we had no long-term debt obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

In the future, if we commercialize products through our international strategic alliances, we will be subject to foreign currency rate fluctuations. We have not yet adopted a strategy for this future currency rate exposure as it is anticipated that foreign commercial sales are not likely to occur in the near future.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We review our estimates and judgments on an ongoing basis, including those related to revenue recognition, accrued expenses, research and development and the fair valuation of stock related to stock-based compensation. We base our estimates on circumstances prevailing at the time, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. We believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition. Since our inception, a significant portion of our revenues has been generated from collaborative agreements with strategic alliance partners. We recognize revenue, in relation to these agreements, in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. The up-front payments that we have received from our strategic alliance partners are nonrefundable, regardless of the success of the research and development efforts,

Management’s discussion and analysis of financial condition and results of operations and are deferred and recognized as revenue ratably. We typically recognize payments under our strategic alliances over the shorter of the term of the agreement or the estimated product development period. We estimate the length of the product development period based upon the stage of clinical development that has been reached at the time the payment is received, the estimated duration of planned additional clinical development and our best estimate of the likely new drug application filing date. If we use a shorter product development period, we would recognize greater amounts of revenue in each fiscal year over a shorter period. We also recognize revenue for drug candidate materials sent to collaborative partners upon shipment to them. The drug candidate material is expensed upon manufacturing of the material.

Accrued Expenses. As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service where we have not been billed or otherwise notified of actual cost. Our accrued expense balance was approximately $2.0 million in each of the fiscal years ended March 31, 2004 and 2003. We have not materially revised or changed our accrued expense estimates for the fiscal years ended March 31, 2004 and 2003. Examples of key accrued expenses that are estimated include:

➢	clinical trial costs and contract research services that are provided by a third party;
➢	amounts paid to contract manufacturers in conjunction with the production of clinical trial materials; and
➢	professional service fees.

Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with research organizations that conduct and manage clinical trials on our behalf. These contracts set forth the scope of work to be completed at a fixed fee or price per patient. Payments under these contracts depend on performance criteria such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses are accrued based on contracted amounts applied to the level of patient enrollment and to activity according to the clinical trial protocol.

Our expenses relating to contract manufacturing of clinical material are based on an agreement reached with a number of contract manufacturers. The contract identifies the amount of clinical material to be manufactured, the time for manufacture, and other laboratory work to be completed in supporting the manufacturing of the clinical material. In general, the contract and the work to be completed are in phases, and we accrue expenses for these contracts based upon the initiation of each phase.

Stock-Based Compensation. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, we account for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and the Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB 25. Pursuant to these guidelines, we measure the intrinsic value of the option or restricted stock award on its grant date as the difference between the purchase price of the restricted stock or the exercise price of employee stock options and the fair market value of our stock on the date of issuance or grant, and expense the difference, if any, over the vesting period of the option or restricted stock award.

SFAS No. 123 provides stock-based compensation to be accounted for under the fair value method. If we adopted SFAS No. 123 to account for options granted to employees under our stock-based compensation plans, our loss would have been impacted. The impact of this method is disclosed in the notes to the financial statements later in this prospectus.

Management’s discussion and analysis of financial condition and results of operations

Options or stock awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123, and periodically remeasured in accordance with EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services, and recognized over the related service period.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS 150. SFAS 150 established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003. We have applied the terms of SFAS 150 to the Series H convertible preferred stock issued in December 2003 and determined that it should be reported in the shareholders’ equity section of our balance sheet.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property, and may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We adopted these disclosure requirements as of March 31, 2003. Adoption of FIN 46 is not expected to have a material impact on our financial position or results of operations.

Business

OVERVIEW

We are a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of patients with cancer. Our most advanced drug candidates, Tavocept and BNP1350, are in late-stage clinical development.

➢	Tavocept. We are developing Tavocept as a chemotherapy supportive care drug to prevent or mitigate the incidence, severity and duration of neuropathy, which is often caused by the taxane and platinum classes of chemotherapy drugs. Based on our non-clinical studies and Phase I clinical trials to date, we believe Tavocept has the potential to prevent or mitigate neuropathy caused by the administration of two common chemotherapy drugs, paclitaxel, a taxane drug, and cisplatin, a platinum drug, without impairing their anti-tumor benefits. We and our strategic alliance partners are currently conducting three Phase III clinical trials of Tavocept in the United States, Europe and Japan, in patients with metastatic breast cancer or advanced non-small cell lung cancer. Our Phase III clinical trials are designed to test the safety and effectiveness of Tavocept in preventing or mitigating the neuropathy associated with the administration of paclitaxel or cisplatin, and to evaluate whether Tavocept impairs the anti-tumor activity of these two chemotherapy drugs. Because Tavocept is intended to treat a serious condition and has the potential to address an unmet medical need, chemotherapy-induced neuropathy, Tavocept has been granted a “fast track” designation by the FDA to investigate its potential use in preventing or decreasing the neuropathy that is commonly caused by paclitaxel.

➢	BNP1350. We are developing BNP1350 as a new anti-tumor drug in the camptothecin class of chemotherapy drugs. We believe that BNP1350 has the potential for fewer side-effects and an improved safety profile compared to the currently marketed camptothecin drugs. Two existing camptothecins, irinotecan and topotecan, are used and FDA-approved to treat patients with colorectal, lung and ovarian cancers. We are currently conducting two, and have completed two, Phase II clinical trials of intravenously administered BNP1350 in the United States involving patients with advanced non-small cell lung cancer, metastatic melanoma, brain tumors or advanced ovarian cancer. Based on our non-clinical and clinical studies to date, we believe that BNP1350 will have a lower incidence of the severe and potentially life-threatening diarrhea that can be caused by irinotecan, the most widely used camptothecin, and a lower incidence of reduced red and white blood cell counts that can be caused by topotecan, the other FDA-approved camptothecin. We also believe that BNP1350 can be orally administered and we are initiating a Phase I clinical trial to evaluate this potential.

We utilize our “mechanism-based” drug discovery approach, integrating proprietary chemistry, biology and physics-based molecular simulations with advanced high-performance computing, to discover and develop our drug candidates. This method allows us to conduct laboratory evaluations on a greatly reduced number of compounds. We believe that our approach is cost effective and efficient and enables us to more effectively complete the pre-clinical development of high quality drug candidates with increased probabilities of success.

Our management team and scientific advisory board have substantial scientific, clinical and regulatory experience in the oncology therapeutic field. Our scientific advisory board includes internationally recognized experts in oncology drug development and research from major medical and academic centers in the United States and Europe. Several members of our scientific advisory board have served on the FDA’s Oncology Drug Advisory Committee. We believe the experience and input of our scientific advisory board helps us design more effective clinical trials and gain a better understanding of the regulatory process. Our management team, in collaboration with our scientific advisory board, is

Business

responsible for formulating and implementing our clinical and regulatory strategies for our drug candidates.

We have established and continue to maintain a strong intellectual property position with respect to our drug candidates and our technology. We have approximately 219 issued patents and 237 pending patent applications on a world-wide basis that cover various aspects of our drug candidates.

We have entered into two strategic alliances to develop, register and commercialize our drug candidates outside of the United States and Canada. We have structured our alliances on terms that allow us to retain manufacturing rights, intellectual property ownership and joint decision-making rights associated with our drug candidates. Baxter has the right to develop, market, distribute and sell Tavocept on an exclusive basis in all markets other than the United States, Canada and Japan. Our joint venture with Grelan, a member of the Takeda Group, has the right to develop, market, distribute and sell Tavocept and BNP1350 on an exclusive basis in Japan.

MARKET OVERVIEW

Cancer is a common and serious disease of unregulated cell proliferation. The American Cancer Society estimates that in 2004 approximately 1.4 million new patients in the United States will be diagnosed with primary solid tumors or malignancies of the blood and that there will be approximately 564,000 patient deaths attributable to these cancers. The most common cancers world-wide include cancers of the breast, prostate, lung, ovary, skin, liver, colon and rectum. The National Cancer Institute estimates that in 2001 there were approximately six million patients with the foregoing cancers in the United States.

Oncologists administer chemotherapy drugs to treat patients with various types of cancer. Each cancer patient responds differently to particular chemotherapy drugs and combinations of those drugs. Oncologists select a chemotherapy drug regimen that they believe will be most effective in achieving the highest rate of tumor shrinkage and prolonging the patient’s life. The taxane, platinum and camptothecin classes of drugs are some of the most widely used chemotherapy drugs and have demonstrated anti-tumor activity across many common types of cancers.

Most chemotherapy drugs, including those in the taxane, platinum and camptothecin classes, cause side-effects in patients that in severe cases can lead to chemotherapy treatment delays, dose reductions or complete discontinuation of treatment. Any of these outcomes may limit the overall effectiveness of the chemotherapy. The major side-effects caused by taxane and platinum drugs include neuropathy, nausea and vomiting, hair loss, and reductions in the numbers of white and red blood cells produced by the bone marrow. The major side-effects caused by camptothecin drugs include reductions in the numbers of white and red blood cells produced by the bone marrow and severe and potentially life-threatening diarrhea, which can be caused by the most widely used camptothecin drug. Supportive care drugs that can prevent or mitigate common dose-limiting side-effects of chemotherapy drugs may benefit patients by improving quality of life, helping to achieve a higher tumor shrinkage rate, and potentially prolonging life.

IMS, a provider of pharmaceutical market information, estimates that there were approximately 1.5 million treatments administered to patients using taxane and platinum drugs in the United States in 2003, including 891,000 treatments administered to patients with metastatic breast cancer and advanced non-small cell lung cancer. IMS estimates that combined world-wide sales of taxane and platinum drugs were approximately $3.8 billion in 2003. For example, sales of the two most widely used taxane drugs, paclitaxel (including Taxol® from Bristol-Myers Squibb), and docetaxel (marketed by Aventis Pharmaceuticals under the brand name Taxotere®), together were approximately $2.0 billion in 2003. Sales of the three most widely used platinum drugs, cisplatin (including Platinol-AQ® from Bristol-Myers Squibb), carboplatin (marketed by Bristol-Myers Squibb under the

Business

brand name Paraplatin®), and oxaliplatin (marketed by Sanofi-Synthelabo under the brand name EloxatinTM), had combined sales of approximately $1.8 billion in 2003. The foregoing sales data are intended to describe the market position of certain chemotherapy drugs with which Tavocept, if approved, may be administered, depending on the approved indications. These market data should not necessarily be considered indicative of the potential market for Tavocept. Source: IMS Health, IMS World Review, copyright 2004, reprinted with permission. All rights reserved.

IMS estimates that there were approximately 235,000 treatments administered to patients using camptothecin drugs in the United States in 2003, including 88,000 treatments administered to patients with advanced non-small cell lung cancer, metastatic melanoma, brain tumors or advanced ovarian cancer. IMS estimates that combined world-wide sales of the only two FDA-approved camptothecins, irinotecan (marketed by Pfizer under the brand name Camptosar®), and topotecan (including Hycamtin® from GlaxoSmithKline), together were approximately $940 million in 2003. The foregoing sales data are intended to describe the market position of the two currently FDA-approved camptothecin drugs and should not necessarily be considered indicative of the potential market for BNP1350.

Oncology supportive care market

The world-wide market for supportive care drugs is substantial and includes drugs to prevent nausea and vomiting, drugs to alleviate pain and drugs to stimulate the bone marrow to produce white and red types of blood cells. Some of the more commonly used supportive care drugs are Procrit®, from Johnson & Johnson, for the treatment of reduction in red blood cell counts, known as anemia; Neupogen®, from Amgen, for the treatment of reduction in white blood cell counts, known as neutropenia; and Zofran®, from GlaxoSmithKline, for the prevention and treatment of nausea and vomiting.

Supportive care drugs have been developed to prevent or mitigate many common side-effects caused by chemotherapy drugs, including the taxane and platinum drugs. However, there is no FDA-approved treatment to prevent or reduce neuropathy caused by taxane and platinum drugs. Paclitaxel and docetaxel are reported by the Physician’s Desk Reference, or PDR, a drug reference text, to cause some degree of clinically detectable neuropathy in approximately 60% and 50% of the patients treated, respectively. American Hospital Formulary Systems, or AHFS, reports that neuropathy is a principal dose-limiting side-effect caused by the administration of cisplatin. The incidence of neuropathy increases when cisplatin is administered concurrently with other potentially neuropathy-causing chemotherapy drugs, including paclitaxel. Oxaliplatin, which was recently approved by the FDA for the treatment of patients with advanced colorectal cancer, is reported by AHFS to cause some degree of clinically reported neuropathy in approximately 74% of the patients treated.

Chemotherapy-induced neuropathy has adverse impacts on cancer patients, including adversely affecting the patient’s quality of life. Patients often describe chemotherapy-induced neuropathy as a tingling or “pins and needles” sensation or numbness in the fingers, hands, toes and feet. This neuropathy can be permanent in some patients and can interfere with the patient’s daily living activities, such as making it difficult to eat, to get dressed or, in severe cases, even to walk or stand. In severe cases, the delay or discontinuation of chemotherapy treatment may be necessary, potentially reducing the tumor shrinkage rates achieved by chemotherapy and the patient’s chances of survival.

Camptothecin market overview

There are currently only two FDA-approved camptothecin drugs, irinotecan and topotecan. These drugs are primarily used to treat three cancer patient populations: colorectal (irinotecan), ovarian (topotecan) and small cell lung cancer (irinotecan and topotecan). IMS estimates that world-wide sales of irinotecan and topotecan were approximately $940 million in 2003. We believe that the potential

Business

patient benefit for camptothecins may have been limited by some common or serious adverse effects that are associated with their administration, including neutropenia, anemia, life-threatening diarrhea and susceptibility to tumor drug resistance. Irinotecan has been reported by AHFS to be associated with severe and potentially life-threatening diarrhea in approximately 23% of the patients treated, nausea in approximately 16% of the patients treated, and vomiting in approximately 10% of the patients treated. Topotecan has been reported by PDR to be associated with neutropenia in approximately 80% of the patients treated and anemia in approximately 41% of the patients treated.

OUR STRATEGY

Our goal is to discover, develop and commercialize safe and effective supportive care drugs and novel anti-tumor drugs to treat patients with common forms of cancer. We intend to achieve this goal by:

➢	Concurrently developing Tavocept in multiple territories. We and our strategic alliance partners are concurrently conducting Phase III clinical trials of Tavocept in the three largest pharmaceutical territories: the United States, Europe and Japan. This strategy should allow us to incorporate data from each of our Phase III clinical trials to potentially support the regulatory approval of Tavocept for more than one indication in multiple territories. If our Phase III trials for Tavocept adequately demonstrate its safety and effectiveness, we estimate that we or our strategic alliance partner will submit an application for regulatory approval of Tavocept in either the United States or Europe, or both, in 2006. We believe that our strategy will help us reduce the number of trials and the total time it would otherwise take to gain regulatory approval of Tavocept across multiple territories.

➢	Commercializing Tavocept and BNP1350 for the initial indications we have selected. We intend to distribute, market and sell Tavocept outside the United States, Canada and Japan through Baxter, one of our strategic alliance partners, and in Japan through our joint venture with Grelan, our other strategic alliance partner. In the United States, we may choose to either market our drug candidates independently or under a collaborative arrangement. We intend to distribute, market and sell BNP1350 in Japan through our joint venture with Grelan. We have retained all commercialization rights to BNP1350 in all territories other than Japan.

➢	Expanding indications for Tavocept and BNP1350. Our non-clinical studies suggest that Tavocept may also be effective in protecting against neuropathy caused by the use of cisplatin or paclitaxel in the treatment of other cancer patients in addition to those with metastatic breast cancer and advanced non-small cell lung cancer. Our non-clinical studies also suggest that Tavocept may be effective in protecting against neuropathy caused by taxane and platinum drugs in addition to paclitaxel and cisplatin. In addition, we believe that Tavocept may have other potential therapeutic benefits for cancer patients, including protecting against neuropathy caused by other chemotherapy drugs besides platinum and taxane drugs and protecting against side-effects associated with radiation therapy. Our studies of BNP1350 suggest it may have broad potential applications in treating patients with several different types of cancer beyond the areas in which other camptothecins are currently used. In addition, we are initiating a Phase I clinical trial to support the oral administration of BNP1350, which we believe would enhance its convenience to patients. We intend to further investigate and develop these opportunities where we believe it is clinically and commercially justified.

➢	Retaining substantial commercial potential of our drug candidates. From inception we have pursued a strategy of initiating clinical development of a product prior to entering into strategic alliances. We believe that this allows us to retain a greater degree of control over our drug candidates, negotiate more favorable commercial terms and realize a greater share of the value of our drug candidates. In our existing strategic alliances, we hold joint decision-making authority for the development and commercialization of our drug candidates while retaining manufacturing rights and intellectual property ownership for our products. To date, we have retained all

Business

commercial rights to our drug candidates in the United States and Canada in order to maximize the potential value of our drug candidates to us.

➢	Utilizing our mechanism-based approach to design and develop additional new drugs. We apply our mechanism-based approach from the inception of the drug discovery process to develop an in-depth understanding of the potential mechanisms by which drugs and their biological targets function at the molecular level. We believe that this approach allows us to design more rigorous non-clinical tests for our drug candidates and thereby positions us to more rapidly advance high quality, more promising drug candidates into clinical trials. The drugs on which we focus our discovery and development efforts are compounds with low molecular weights, which are often easier to protect by patents and are less complicated and less expensive to manufacture.

Business

OUR DRUG CANDIDATES

The following table summarizes the historical and current clinical trials of our two late-stage drug candidates, Tavocept and BNP1350:

Development
Drug candidate	Description	phase	Territory	Sponsor	Status

Tavocept	Metastatic breast cancer with paclitaxel	Phase III	U.S.(1)	BioNumerik	Ongoing
	Advanced non-small cell lung cancer with paclitaxel and cisplatin	Phase III	Europe	Baxter	Ongoing
	Metastatic breast cancer with paclitaxel	Phase III	Japan	Grelan	Ongoing
	Advanced non-small cell lung cancer with paclitaxel and cisplatin	Phase III	Japan	Grelan	Planned (2)
	Relapsed ovarian cancer with paclitaxel and cisplatin or carboplatin	Phase I	Europe	Baxter	Ongoing
	Solid tumors with paclitaxel and cisplatin	Phase I	U.S.	BioNumerik	Complete
	Solid tumors with cisplatin	Phase I	Europe	BioNumerik	Complete
	Advanced non-small cell lung cancer with paclitaxel and cisplatin	Phase I	Japan	Grelan	Complete
BNP1350	Advanced non-small cell lung cancer	Phase II	U.S.	CALGB	Complete
	Malignant melanoma	Phase II	U.S.	BioNumerik	Complete
	Advanced ovarian cancer	Phase II	U.S.	GOG(3)	Ongoing
	Glioblastoma multiforme and anaplastic astrocytoma	Phase II	U.S.	BioNumerik	Ongoing
	Recurrent malignant glioma	Phase I	U.S.	NABTT(4)	Ongoing
	Adult solid tumors	Phase I	U.S.	BioNumerik	Complete
	Pediatric solid tumors	Phase I	U.S.	BioNumerik	Complete
BNP1350
(oral availability)	Adult solid tumors	Phase I	U.S.	BioNumerik	Initiating

(1)	Also includes clinical trial sites in Russia and the Ukraine.

(2)	To be initiated by December 2004.

(3)	The Gynecologic Oncology Group.

(4)	The New Approaches to Brain Tumor Therapy consortium.

Tavocept

Our most advanced drug candidate, Tavocept, is undergoing one Phase III clinical trial in each of the United States, Europe and Japan to investigate its potential safety and effectiveness in preventing or mitigating the incidence, severity and duration of neuropathy caused by paclitaxel and cisplatin. Based on the results of our Phase I clinical trials of Tavocept, and following discussions with the FDA, we advanced Tavocept directly into Phase III clinical trials.

Business

Based on our studies to date, we believe Tavocept may provide the following key benefits:

➢	prevention or mitigation of the chemotherapy-induced neuropathy commonly caused by taxane and platinum drugs;

➢	prevention or mitigation of treatment delays, dosage reductions or potential discontinuation of chemotherapy due to taxane or platinum-induced neuropathy;

➢	potential ability to safely administer higher doses and more frequent doses of taxane and platinum drugs, which may improve the effectiveness of chemotherapy;
➢	absence of impairment of the expected anti-tumor effect of the accompanying chemotherapy drugs; and

➢	reduction of the costly and time-consuming patient hydration measures that are necessitated by the administration of cisplatin chemotherapy.

In 2000, the FDA granted us “fast track” designation to investigate Tavocept’s use to prevent or decrease the neuropathy caused by paclitaxel. The FDA’s fast track program is intended to facilitate the development and expedite the review of drug candidates that are intended to treat serious or life-threatening conditions for which there are no effective treatments and that demonstrate the potential to address unmet medical needs.

Tavocept mechanisms of action

Taxane and platinum drugs inhibit cancer cell proliferation by disrupting certain cellular functions of diseased cells. However, they can also disrupt essential cellular functions in normal cells and tissues, thereby leading to side-effects that can be severe enough to limit the administration of these chemotherapy drugs to patients. The lack of specificity of taxanes or platinum drugs for tumor cells versus normal cells is believed to limit their clinical benefit in patients and can often result in dose-limiting side-effects such as neuropathy.

We believe, based upon our own and third-party studies, that by damaging or impairing the normal functions of the intra-cellular protein tubulin, certain chemotherapy drugs produce neuropathy. Tubulin, one of the most abundant intra-cellular proteins in the body, is present in every cell and plays a key role in cell division, movement, nutrition and other important functions. Tubulin also plays a critical role in normal nerve function. Numerous research studies have indicated that taxane drugs interfere with the function of tubulin. We have found by using computer simulations and laboratory testing that platinum drugs can also disrupt tubulin function. We believe the damage or impairment of tubulin function caused by taxane and platinum drugs can substantially account for the neuropathy these drugs cause.

Based on our understanding of the mechanisms by which taxane and platinum drugs interfere with tubulin at the molecular level, we identified Tavocept as a compound that has the potential to prevent or mitigate this interference without impairing the anti-tumor activities of these drugs. In non-clinical studies, Tavocept has been observed to have very limited distribution and uptake by tumor cells and yet is taken up by the kidney, gastrointestinal tract, bone marrow, salivary glands and other organs that are commonly susceptible to chemotherapy-induced toxicities. Tavocept is a highly water-soluble molecule, which limits the molecule’s ability to pass through the fat in a cell membrane. We believe that this property also contributes to the apparently limited uptake by tumor cells. We are studying the possibility that there are additional mechanisms for the apparent selectivity of Tavocept, and it is likely that there are more biochemical and pharmacological mechanisms that are important. Our non-clinical tests showed that Tavocept is a non-toxic compound and that the combined administration of Tavocept with taxane and platinum drugs could substantially protect normal cells from the toxic effects of taxane and platinum drugs.

Business

Tavocept clinical development summary

Current clinical trials

We, in collaboration with our strategic alliance partners, are currently evaluating Tavocept in three multicenter Phase III clinical trials in the United States, Europe and Japan. All of these studies use a randomized double-blind placebo controlled design in which each patient is randomly assigned to receive either Tavocept or placebo in conjunction with chemotherapy, and neither the participating health care providers nor the patient know whether the patient is receiving Tavocept or placebo. The FDA and other regulatory agencies in Europe and Japan believe randomized double-blind placebo controlled trial designs can provide convincing evidence of potential safety and effectiveness. The primary endpoints of our Phase III clinical trials are the:

➢	total incidence of severe neuropathy caused by the administration of chemotherapy drugs in combination with Tavocept or a placebo; and
➢	difference in rates of tumor shrinkage in patients receiving chemotherapy in combination with Tavocept or a placebo, to determine whether Tavocept has an impact on the anti-tumor effect of chemotherapy.

Assessing the presence and severity of paclitaxel- or cisplatin-induced neuropathy in clinical trials is challenging due to the subjective nature of the patient symptoms by which neuropathy is evaluated. Currently, there is no universally accepted or standardized instrument for this purpose. While there are several tools physicians use to measure the presence and severity of neuropathy associated with chemotherapy, we believe that these tools have characteristics that may result in underreporting of the presence and severity of neuropathy. Current physician tools, such as the neuropathy assessment component of the widely used National Cancer Institute Common Toxicity Criteria, rely on non-standardized or incomplete clinical assessments made by the treating physician.

Based on our analysis of the available neuropathy measurement tools and their limitations, we consulted with the FDA and experts in oncology and neurology to develop a simple and concise patient-based measurement tool called the Patient Neurotoxicity Questionnaire, or PNQ. We believe that our PNQ provides a more sensitive and accurate assessment of paclitaxel- and cisplatin-induced neuropathy that patients commonly experience because the PNQ relies on the patient’s own assessment of their subjective symptoms and the PNQ measures the degree of impairment from the neuropathy. We are using our PNQ as the primary basis for measuring neuropathy in cancer patients in our current and future clinical trials.

Business

The following is a summary of key aspects of our ongoing and planned Phase III clinical trials for Tavocept:

		Related treatment	Number of
Patient population	Sponsor and territory	regimen	patients	Enrollment status

Metastatic breast cancer	BioNumerik (United States)(1)	Tavocept or placebo with weekly paclitaxel	Approximately 400-650	In Progress
Advanced non-small cell lung cancer	Baxter (Europe)	Tavocept or placebo with paclitaxel and cisplatin every three weeks	475	Fully Enrolled
Metastatic breast cancer	Grelan (Japan)	Tavocept or placebo with paclitaxel every three weeks	Approximately 120	In Progress
Advanced non-small cell lung cancer	Grelan (Japan)	Tavocept or placebo with paclitaxel and cisplatin every three weeks	Approximately 200	Planned(2)

(1)	Also includes clinical trial sites in Russia and the Ukraine.

(2)	To be initiated by December 2004.

Phase III — Tavocept with Weekly Administration of Paclitaxel to Metastatic Breast Cancer Patients in the United States, Russia and the Ukraine. We are conducting a randomized double-blind trial to study the safety and effectiveness of Tavocept in conjunction with a weekly dosage regimen of paclitaxel for up to twenty-four weeks in metastatic breast cancer patients.

Paclitaxel is currently approved by the FDA to treat metastatic breast cancer patients by administration once every three weeks at a dose of 175 mg/m2 and other dose levels. However, we are studying a weekly schedule of paclitaxel administration at a dose of 80 mg/m2 in metastatic breast cancer patients that is currently unapproved by the FDA or regulatory agencies in Europe or Japan. We believe that the weekly administration of paclitaxel is currently used by many oncologists in the United States, Europe and Japan. The Cancer and Leukemia Group B, or CALGB, a large national oncology cooperative group, recently studied the safety and effectiveness of the weekly paclitaxel dosage regimen compared to the standard paclitaxel dosage regimen of one 175 mg/m2 dose administered once every three weeks in a randomized trial with patients with metastatic breast cancer. This study is identified as CALGB 9840. The CALGB has completed this study and, on June 5, 2004, reported the results at the annual meeting of the American Society of Clinical Oncology, or ASCO. The results of the CALGB 9840 study reported that a weekly paclitaxel dosage regimen in patients with metastatic breast cancer demonstrated a higher objective tumor shrinkage rate when compared to the standard paclitaxel dosage regimen of once every three weeks. We believe that this result could support the adoption of a weekly paclitaxel regimen as a new standard of care in patients with metastatic breast cancer. Moreover, we believe that the weekly paclitaxel regimen will create an even greater need for a neuroprotective supportive care drug because, based on the reported results, the weekly paclitaxel regimen is also associated with a higher incidence of neuropathy.

The total number of patients we will enroll in order to complete our Phase III clinical trial in metastatic breast cancer patients will vary depending upon the percentage of participating patients that exhibit a measurable anti-tumor effect, or objective tumor response rate, during the course of chemotherapy treatment. Historical studies indicate that weekly paclitaxel chemotherapy treatment unaccompanied by any complementary or supportive care drug treatment produces an average objective tumor response rate of approximately 27% to 78%, varying by patient populations, doses and schedules of paclitaxel administration. We estimate that with an overall tumor response rate of 50% in this trial, approximately 400 patients will be required to provide adequate statistical evidence

Business

for completion of the trial. If the overall response rate is 40%, we estimate that approximately 625 patients will be required to provide adequate statistical evidence for completion of the trial. Based on an estimate of no more than 650 patients for the trial, we estimate completing enrollment for this trial by the end of 2004. If more than 650 patients are required, this clinical trial will take longer to complete.

Phase III — Tavocept with Administration of Paclitaxel and Cisplatin to Advanced Non-small Cell Lung Cancer Patients in Europe. Our strategic alliance partner, Baxter, is currently conducting a Phase III trial in Europe of Tavocept in combination with paclitaxel and cisplatin as compared to the combination of paclitaxel and cisplatin with placebo. This study involves the use of the standard approved dose of 175 mg/m2 of paclitaxel in combination with 80 mg/m2 of cisplatin once every three weeks. The patient enrollment for this trial is complete with a total of 475 patients enrolled. The design of the trial requires a follow-up with patients for a period estimated to be approximately 13 to 15 months after initiation of therapy to assess patient survival as a secondary endpoint. Based on our prior discussions with the FDA, we believe that the data from this trial may be useful in supporting advanced non-small cell lung cancer as a potential additional indication for Tavocept with paclitaxel and cisplatin in the United States.

Baxter obtained advice regarding the design of this clinical trial from the regulatory body for drug candidate approvals in Europe, known as the European Agency for the Evaluation of Medicinal Products, or EMEA. The EMEA expressed concerns about some of the analysis methodology used in this clinical trial and the Tavocept U.S. Phase III metastatic breast cancer trial. As part of its advice, the EMEA suggested that it would be preferable to use narrower statistical margins to evaluate whether Tavocept interferes with the anti-tumor effect of chemotherapy drugs with which it is administered. The analysis methodology for these trials was implemented based on previous discussions we had with the FDA. The FDA did not express the analysis methodology concerns expressed by the EMEA. After evaluating the EMEA advice, Baxter and its European Union regulatory advisors determined it was not necessary or advisable to make changes to the analysis methodology for the clinical trials.

We believe the analysis methodologies used in this clinical trial and the Tavocept U.S. Phase III metastatic breast cancer trial are consistent with current International Conference on Harmonisation guidelines and other applicable regulatory guidelines for clinical trials. We also believe that the analysis procedures we are using in the current trials are medically and ethically recognized approaches to obtain adequate information about the potential safety and effectiveness of Tavocept for the treatment regimens evaluated in the trials, particularly given the number of patients and additional complexity that would be required using other analysis methodologies and trial designs. Based on the EMEA’s advice, we believe it is not clear whether the EMEA will view the data from these trials as sufficient to support regulatory approval of Tavocept in Europe unless the data from both trials is strongly positive in demonstrating the safety and effectiveness of Tavocept.

Phase III — Tavocept with Administration of Paclitaxel to Metastatic Breast Cancer Patients in Japan. A Phase III trial for Tavocept is currently being conducted in Japan by Grelan, as part of our joint venture with Grelan. This trial involves the use of the standard approved dose of 175 mg/m2 of paclitaxel administered every three weeks in patients with metastatic breast cancer for up to six cycles, or 18 weeks. We expect that approximately 120 patients will be enrolled in this study. We intend to use the results of this study in conjunction with data from our other Phase III Tavocept clinical trials to support regulatory approval in Japan.

Planned Phase III — Tavocept with Administration of Paclitaxel and Cisplatin to Advanced Non-small Cell Lung Cancer Patients in Japan. Grelan has agreed to conduct a second Phase III trial for Tavocept in Japan, which we expect will commence by December 2004 in patients with advanced non-small cell lung cancer. This trial will involve the use of the standard approved dose of 175 mg/m2 of

Business

paclitaxel in combination with 75 mg/m2 of cisplatin every three weeks. We expect that approximately 200 patients will be enrolled in this study. We intend to use the results of this study in conjunction with data from our other Phase III Tavocept clinical trials to support regulatory approval in Japan.

Prior clinical trials

We conducted three independent Phase I clinical trials of Tavocept in the United States, Europe and Japan. In the United States and Japan, Tavocept was administered in conjunction with 175 mg/m2 of paclitaxel and 75 mg/m2 of cisplatin once every three weeks. In Europe, Tavocept was administered in conjunction with 75 mg/m2 of cisplatin once every three weeks. In the United States and Europe, patients with various types of solid tumors were treated and, in Japan, only patients with advanced non-small cell lung cancer were treated.

In our Phase I clinical trials, we used the National Cancer Institute Common Toxicity Criteria to identify the various severity grades of neuropathy associated with the chemotherapy given to patients: grade 1 neuropathy is considered mild, grade 2 neuropathy is considered moderate, grade 3 neuropathy is considered severe and grade 4 neuropathy is considered disabling or life-threatening. Chemotherapy treatment is generally reduced, delayed or completely discontinued for patients who develop grade 3 or 4 neuropathy.

In our Phase I trials of Tavocept we did not observe any instance of grade 3 or grade 4 neuropathy in more than 100 patients, some of whom were treated for as many as nine three-week cycles of chemotherapy with cisplatin alone or in combination with paclitaxel. In reliance on these studies we also established a recommended Tavocept dose level of 18.4 g/m2. In the Phase I studies conducted in the United States and Japan, the incidence of grade 2 neuropathy was 15% for all Tavocept dose levels and 10% at the recommended Tavocept dose level of 18.4 g/m2. The incidence and severity of neuropathy in patients receiving Tavocept with paclitaxel and cisplatin in these Phase I trials appears substantially lower than the rate of neuropathy reported in historical patient populations receiving paclitaxel and cisplatin using similar treatment regimens without Tavocept. The reported historical neuropathy rate in such patient populations was 42% for grade 2 or higher, and 21% for neuropathy grades 3 and 4. In addition, in our Phase I trials we did not observe any evidence of an adverse impact of Tavocept on the anti-tumor effect of the chemotherapy.

We designed our Tavocept Phase I clinical program as three separate studies with the intention of evaluating a larger total number of patients and the objective of providing more useful information for assessing potential safety and effectiveness than we believe is typical for a single Phase I or Phase II oncology clinical trial. Based on our Phase I observations and the amount of data and information that we were able to gather and assess, we discussed our findings with the FDA and regulatory agencies in Europe and Japan and advanced Tavocept into Phase III clinical studies in the United States, Europe and Japan.

Reduction in saline hydration with cisplatin

As part of our Phase I trials in the United States and Europe, we examined the possibility of treating patients receiving cisplatin-based chemotherapy without administering normal amounts of pre- and post-cisplatin saline, or salt water, hydration. Saline hydration is required for cisplatin-based therapy because potentially serious kidney toxicity associated with cisplatin is prevented or mitigated by this preventative measure. The need for saline administration can substantially increase patient treatment time and patient costs. In the United States, a total of nine patients received paclitaxel and cisplatin for three or more cycles of treatment in our Phase I trial with no additional saline hydration. No evidence of cisplatin-induced kidney damage was observed in any of these patients. We believe the elimination of saline hydration represents an important potential benefit to patients treated with cisplatin through the prevention of toxicity, cost savings and greater convenience to the patient and to health care

Business

providers. We believe that our examination of hydration reduction in our Phase I Tavocept trials will help us to design additional clinical trials that can potentially expand the indications for Tavocept.

Additional clinical studies

Based on our current understanding of Tavocept’s mechanism of action and our non-clinical studies conducted to date, we believe that Tavocept has the potential to protect patients from the neuropathy caused by various other chemotherapy drugs in addition to paclitaxel and cisplatin without impairing anti-tumor activity. We are pursuing, or are planning to pursue, the following clinical development activities in order to expand the potential indications for Tavocept:

➢	a European Phase I trial of Tavocept is currently being conducted by Baxter in patients with relapsed ovarian cancer who are undergoing treatment with a combination of paclitaxel and cisplatin or carboplatin;

➢	a U.S. Phase II trial involving the administration of cisplatin and docetaxel once every two weeks in patients with advanced non-small cell lung cancer; and

➢	a U.S. Phase III trial in patients undergoing treatment with oxaliplatin regimens for advanced colorectal cancer.

Tavocept commercialization strategy

We intend to distribute, market and sell Tavocept outside the United States, Canada and Japan through Baxter and in Japan through our joint venture with Grelan. In the United States, we may choose to either market Tavocept on our own or under a collaborative arrangement. We are concurrently pursuing Phase III development of Tavocept in the three largest pharmaceutical territories: the United States, Europe and Japan. This strategy should allow us to incorporate data from each of our Phase III clinical trials to potentially support the regulatory approval of Tavocept for more than one indication in multiple territories. If our Phase III trials for Tavocept adequately demonstrate its safety and effectiveness, we estimate that we or our strategic alliance partner will submit an application for regulatory approval for Tavocept in either the United States or Europe, or both, in 2006.

BNP1350

We are developing BNP1350, also known as karenitecin, as a new camptothecin chemotherapy agent with potentially fewer side-effects than existing camptothecins and the potential to be orally administered. Irinotecan and topotecan, the only FDA-approved camptothecins, are used for the treatment of patients with colorectal, small cell lung and ovarian cancers. We are currently conducting two, and have completed two, Phase II clinical trials of intravenously administered BNP1350 in the United States involving patients with advanced non-small cell lung cancer, metastatic melanoma, brain tumors or advanced ovarian cancer. We are initiating a Phase I clinical trial for orally administered BNP1350.

Based on our studies to date, we believe BNP1350 may provide the following key benefits:

➢	comparable or improved effectiveness in the treatment of certain cancers, with a potentially improved safety profile and fewer of the dose-limiting side-effects caused by currently marketed camptothecin drugs, including a lower incidence of the severe diarrhea caused by irinotecan;
➢	potential oral administration, making BNP1350 more convenient for patients and physicians; and
➢	less susceptibility than currently marketed camptothecins to common drug resistance mechanisms found in many types of human cancer cells, including those that are specific to the camptothecin class.

Business

BNP1350 mechanism of action

We used our mechanism-based approach to develop a better understanding of the molecular basis of the various side-effects caused by camptothecin drugs.

Camptothecins are metabolized in the body to produce two different chemical forms, lactone and carboxylate, each having distinct biological, chemical and toxicological properties. Prior studies have indicated that the lactone form is likely responsible for the anti-tumor activity of camptothecins while the carboxylate form is responsible for many of the observed side-effects caused by camptothecins. We developed BNP1350 to produce a higher proportion of the lactone form and a lower proportion of the carboxylate form compared to currently marketed camptothecin drugs. Using our mechanism-based approach, we made chemical modifications to existing camptothecins to create a novel compound designed to enhance uptake of the drug in various tissues, whether administered intravenously or orally. We believe the foregoing properties may allow BNP1350 to exhibit broad anti-tumor activity and an improved safety profile.

Numerous clinical studies have demonstrated that severe diarrhea is one of the most serious side-effects of irinotecan. More recent studies have demonstrated that this side-effect results from a metabolic conversion of irinotecan and its by-products in the liver. We designed BNP1350 with the goal of avoiding this diarrhea-causing metabolic process. To date, we have not observed any cases of severe diarrhea in our Phase I and Phase II clinical trials with BNP1350.

BNP1350 clinical development summary

We are currently conducting, or have completed, four Phase II clinical trials for intravenously administered BNP1350 in the United States, involving patients with advanced non-small cell lung cancer, metastatic melanoma, advanced ovarian cancer or adult brain tumors. We are also conducting a Phase I clinical trial for BNP1350 involving patients with adult brain tumors. The objective of these clinical trials is to further assess potential safety and anti-tumor effectiveness of dosing regimens of BNP1350 in multiple patient populations. Several of these trials were conducted, or are being conducted, in collaboration with cooperative groups or academic centers that bear a portion of the expense for these trials.

A summary of key aspects of these ongoing and completed U.S. Phase II and Phase I clinical trials for intravenously administered BNP1350 is set forth below:

		Number of	Enrollment
Patient population	Sponsor	patients	status

Advanced non-small cell lung cancer	CALGB	55	Complete
Malignant melanoma	BioNumerik	46	Complete
Advanced ovarian cancer	GOG	27	Ongoing
Glioblastoma multiforme and anaplastic astrocytoma	BioNumerik	37	Ongoing
Recurrent malignant glioma(1)	NABTT	26	Ongoing

(1)	Phase I clinical trial.

Phase II — Advanced Non-small Cell Lung Cancer. We have completed a Phase II clinical trial with the CALGB to evaluate the potential safety and anti-tumor effects of intravenously administered BNP1350 in patients with advanced non-small cell lung cancer. The trial involved the administration of 1 mg/m2 of BNP1350 once daily for five consecutive days repeated every three weeks. The patients in this study were stratified into two groups — those who were suffering from a relapse of their cancer and those who had not responded to prior treatments. In the relapsed group, we have observed a median survival of over 10.4 months. We believe this compares favorably with the median survival of approximately 8.0 months historically reported in similar patient populations treated with single agent

Business

docetaxel, which is the currently recommended standard of care for patients with advanced non-small cell lung cancer. Overall, the administration of BNP1350 to patients in this study was well tolerated, and we did not observe severe diarrhea in any patient. The most common side-effects observed in this trial were reversible neutropenia and reductions in the number of the platelets in the blood that facilitate the blood’s ability to form a stable clot, also known as thrombocytopenia. The CALGB is a large national oncology group sponsored by the National Cancer Institute. The medical centers and physician investigators conducting this BNP1350 trial are members of the CALGB. We have collaborated with CALGB from time to time on the conduct of clinical trials for BNP1350 and Tavocept as well as the design and implementation of software to facilitate the conduct of oncology clinical trials. The data generated in this BNP1350 trial is owned by CALGB and may be used by us upon paying any reasonable costs necessary for CALGB to assemble and provide us with the data.

Phase II — Malignant Melanoma. We have completed a Phase II clinical trial to evaluate the potential safety and effectiveness of intravenously administered BNP1350 in patients with metastatic malignant melanoma. The trial involved the administration of 1 mg/m2 of BNP1350 once daily for five consecutive days repeated every three weeks. We observed stable disease in 34% of the evaluable patients in this study, including one patient with a complete disappearance of all clinically detectable disease as well as three patients who continued beyond 10 cycles (30 weeks) of treatment.

Phase II — Advanced Ovarian Cancer. We, in collaboration with the Gynecologic Oncology Group, or GOG, have been conducting a Phase II clinical trial to evaluate the potential safety and effectiveness of intravenously administered BNP1350 in patients with advanced ovarian cancer. The patients in this study have failed prior treatments and have extensive abdominal tumors that are considered very resistant to further treatment. The trial involves the administration of 1 mg/m2 of BNP1350 once daily for five consecutive days repeated every three weeks. GOG is a national oncology cooperative group working in collaboration with the National Cancer Institute for the purpose of promoting research in the field of ovarian cancer and other gynecologic cancers. The medical centers at which this trial is being conducted are members of GOG. The data generated in this BNP1350 trial is owned by GOG and may be used by us without additional charge for the development and commercialization of BNP1350.

Phase II — Glioblastoma Multiforme and Anaplastic Astrocytoma. We are conducting a Phase II clinical trial to evaluate the potential safety and effectiveness of intravenously administered BNP1350 in patients with adult glioblastoma multiforme and anaplastic astrocytoma, two specific types of primary brain cancer. The trial involves the administration of 1 mg/m2 of BNP1350 once daily for five consecutive days repeated every three weeks. This trial will be reinitiated as a new study at higher dose levels of BNP1350 based on recent results from our ongoing Phase I clinical trial of BNP1350 in patients with recurrent malignant glioma, where higher dose levels appear to be permissible in subsets of patients who are taking different types of medications that affect the liver’s ability to metabolize different drugs.

Phase I — Recurrent Malignant Glioma. We, in collaboration with the New Approaches to Brain Tumor Therapy consortium, or NABTT, are currently enrolling patients for a Phase I clinical trial to evaluate the potential safety and effectiveness and identify a recommended Phase II dose level for intravenously administered BNP1350 in patients with recurrent malignant glioma, a type of primary brain tumor. NABTT is a research consortium funded by the National Cancer Institute to advance the treatment of adult patients with primary brain tumors. The medical centers and physician investigators conducting this trial are members of NABTT. The data generated in this BNP1350 trial is jointly owned by NABTT participating institutions and us and may be used by us without additional charge for the development and commercialization of BNP1350.

Phase I — Adult Solid Tumors (Oral Availability). We are initiating a Phase I clinical trial to evaluate the potential safety and effectiveness for orally administered BNP1350 in adult patients with a variety

Business

of solid tumors. We are also planning additional Phase I clinical trials with various leading academic institutions and cooperative groups to evaluate the potential safety and effectiveness for oral administration of BNP1350 in solid tumor patients.

Prior clinical trials

In order to identify a recommended Phase II dose, we tested intravenously administered BNP1350 in Phase I clinical trials at several different dose levels using two different schedules of administration. The major dose-limiting side-effects that we observed were neutropenia, anemia and thrombocytopenia. We also completed a pediatric Phase I trial to evaluate BNP1350 in children with solid tumors who were unresponsive to surgery, radiation and chemotherapy. Based on the results of these studies, we plan to evaluate BNP1350 in additional pediatric clinical studies.

BNP1350 commercialization strategy

We plan on initiating a Phase III trial of BNP1350 for treatment of advanced non-small cell lung cancer, metastatic melanoma, brain tumors or advanced ovarian cancer by September 30, 2005, following discussion of our registration strategy and potential Phase III clinical trials of BNP1350 with the FDA.

We have a strategic alliance with Grelan under which we have formed a joint venture to develop, market, distribute and sell BNP1350 on an exclusive basis in Japan. We have retained commercialization rights to BNP1350 in all other territories.

RESEARCH AND DEVELOPMENT ACTIVITIES

We are currently engaged in the non-clinical development of a number of potential drug candidates involving other oncology product classes such as DNA methyltransferases, novel taxanes and formulations, DNA binding agents, novel platinum compounds and novel cytoprotective agents that we believe represent significant unmet patient needs and potentially address large markets.

In 1993, we acquired the rights to a novel antifolate, known as MDAM, from an academic research consultant and collaborator. MDAM is structurally similar to methotrexate, a drug commonly used to treat various types of cancers and inflammatory and autoimmune diseases, including rheumatoid arthritis and psoriasis. Our decision to acquire rights to MDAM was based on our understanding of MDAM’s mechanisms of action. We believe MDAM may exhibit potential therapeutic advantages and a favorable safety profile compared to methotrexate, which can produce liver damage and other side-effects. We completed a Phase I clinical trial of MDAM in patients with various types of cancer. Based upon this study and our evaluation of the market potential and the potential for oral administration of MDAM, we plan to pursue further clinical development of MDAM involving the treatment of patients with psoriasis and rheumatoid arthritis prior to pursuing further clinical development involving the treatment of patients with cancer. We are pursuing a strategic alliance for MDAM in the areas of psoriasis and rheumatoid arthritis.

Business

The following table summarizes our principal research and development projects and their development status.

Research and development projects

Candidate	Potential Indication(s)	Status

MDAM	Psoriasis, rheumatoid arthritis	Pre-clinical
DNA methyltransferase modulators	Solid tumors	Pre-clinical
Novel taxanes and formulations	Solid tumors	Pre-clinical
DNA binding agents	Solid tumors	Pre-clinical
Novel platinum compounds	Solid tumors	Pre-clinical
Novel cytoprotective agents	Common toxicities associated with chemotherapy	Pre-clinical

OUR MECHANISM-BASED APPROACH

Traditional Approaches to Drug Discovery

There is intense competitive pressure to increase the efficiency and cost-effectiveness of the drug discovery and development process. Traditional approaches to drug discovery include reliance upon trial-and-error methods that can be expensive and time-consuming. In the oncology field, these traditional approaches to drug discovery have been slow or relatively inefficient in introducing safe and effective new cancer drugs. Pharmaceutical and biotechnology companies have developed many important approaches to accelerate the drug discovery and development process and reduce the associated costs. These approaches include the following:

➢	Combinatorial chemistry, which involves the rapid creation of large libraries of related compounds in order to identify compounds active against a particular target.

➢	High-throughput molecular screening, which is an automated approach that uses robotics to rapidly test a large number of candidate compounds for activity against a particular target in the laboratory.

➢	Rational drug design, which utilizes x-ray crystallography and other methods to ascertain the three- dimensional structure of a particular target in order to engineer a drug molecule specific to that target.

Combinatorial chemistry and high-throughput molecular screening have resulted in an increased capacity to rapidly synthesize and test compounds active against a particular target. These technologies provide an abundance of information related to the potency of compounds against the target, but the overall utility of that information in the discovery process can be limited. This is because these approaches appear to provide only a partial understanding of the potential interaction of the drug candidate and the particular target at the atomic level. Rational drug design provides more information about the structure of a particular target and how it may interact with the drug candidate. However, many molecular target structures cannot be characterized by x-ray crystallography. For those molecules that can be identified by x-ray crystallography, this process provides only a static representation of the three-dimensional structure and does not account for the dynamic nature and other properties of the molecule. While these approaches have significantly improved the overall drug discovery and development process, they are not able to address many of the interactions that a drug may undergo in the human body, including interactions that can affect toxicity, metabolism and delivery. The impact of these interactions can be critical to the safety and effectiveness of a drug candidate, but may not become evident until later stages of testing after a substantial investment of time and resources has been made in the drug candidate.

Business

Our Mechanism-Based Approach

We have pioneered a proprietary multi-disciplinary approach, that we call “mechanism-based” drug discovery, that integrates chemistry, biology and physics-based molecular simulations with advanced proprietary high-performance computer simulations, to identify, simulate and better understand the mechanisms by which drugs and their targets interact. We believe that the clinical and laboratory progress of Tavocept and BNP1350 are helping to validate the importance and viability of our distinct approach to drug discovery.

Mechanism-based drug discovery employs an iterative, concurrent and multi-disciplinary process of physics-based computer simulations and laboratory testing to select, study, and optimize promising drug candidates. To conduct our molecular simulations, we utilize Cray SV-1 high-performance computing hardware, several Linux-based clusters, an extensive array of proprietary software, and discovery processes designed to take advantage of these resources.

Our mechanism-based approach combines the use of our skills and understanding of medicine, biology, chemistry and pharmaceutical sciences with physics-based high-performance computer simulations and incorporates the strengths of traditional drug discovery and development approaches in an effort to increase the efficiency of those approaches. We use our approach to develop information about the possible molecular interactions that occur between a compound and its biological target and how those interactions and possible characteristics are likely to occur in the human body. We use high-performance computers and proprietary, as well as commercial, software to develop three-dimensional models and simulate atomic structures and chemical interactions of drugs and targets. We attempt to develop virtual biological, chemical, physiological and pharmacological physics-based high performance computer simulations for our drug discovery research by accounting for a variety of relevant variables, including chemical properties, temperature and the presence of salts and water in such simulations. Our approach allows us to prospectively evaluate various hypotheses by such physics-based molecular simulations, allowing us to assess the probability of whether a given biological or pharmacological outcome is likely to occur. As a part of this approach, we concurrently conduct laboratory testing to refine and confirm hypotheses that are supported by our physics-based high performance computer simulations. We believe our multi-disciplinary approach to drug discovery and development provides additional important information about potential drug activity, safety, delivery and formulation at an earlier stage in the drug development process, potentially reducing the associated costs and risks. In addition, our approach also allows us to utilize data generated from traditional drug discovery and development approaches, including combinatorial chemistry, high-throughput molecular screening and rational drug design for these efforts.

Once we have identified likely mechanisms of action of a particular target and characterized the properties of potential drug candidates using our physics-based simulations on high-performance computers, we use a variety of laboratory techniques to further study the potential safety, effectiveness, delivery, metabolism, formulation and synthesis of drug candidates. Through an iterative process, we refine our understanding of these important properties and approaches using both laboratory and computer analyses. When a strong and consistent correlation between experimental observations and physics-based computer simulations is observed, we believe that we are better able to further optimize potential candidates. We can then focus our resources on the synthesis of new compounds that fulfill specific pharmaceutical development criteria and design efficient ways to test such new compounds to identify promising drug candidates for potential clinical development.

Because of the detailed information we derive from our combined computer and laboratory analyses, we are able to conduct the more costly research activities involving laboratory synthesis and biological and toxicological evaluations on a greatly reduced number of compounds that we have selected from large numbers of potential candidates that we have evaluated using our computer simulations. This, we believe, provides us with a higher probability of rapidly identifying promising drug candidates. We

Business

believe that our approach can reduce overall costs of pharmaceutical research and development and give us a competitive advantage as compared to reliance upon the more traditional approaches to drug discovery. In addition, we also believe that we can use the detailed information we derive from our combined computer and laboratory analyses to pursue earlier and more extensive intellectual property protection strategies.

Several pharmaceutical companies are using high-performance computers as a component of their pharmaceutical discovery research and development programs. Nearly all small and large pharmaceutical companies use computing technology to render, manipulate and view color-coded molecular models. However, we believe that we have a number of competitive advantages in our overall approach to drug discovery, particularly our proprietary molecular simulation software that enables us to perform a variety of quantitative and qualitative numerically intensive simulations, including physics-based mechanical calculations that can yield information on potential key properties of new molecules. While other companies may be using various aspects of the disciplines we use in our mechanism-based approach, we do not believe other companies are combining these disciplines in the same way that we are, including the way we combine classical and quantum physics to study the potential properties of drug candidate molecules and potential drug targets.

Based on our belief that we can identify key mechanisms by which drug targets and potential drug candidates interact, we may be able to develop drug candidates using a variety of starting points:

➢	Start with a known or novel drug target and develop an understanding of its structure and mechanisms to identify novel drug candidates that will interact with that target. Our development of Tavocept illustrates this approach.

➢	Start with an existing drug class, the use of which has been limited because of safety and effectiveness concerns, and refine our understanding of the interaction of that class with potential drug targets to develop new compounds designed to overcome these limitations. Our development of BNP1350 illustrates this approach.

➢	Start with unknown targets, based on genomic sequence data, and generate three-dimensional protein structures using our proprietary software.

Our leadership position in combining physics-based high performance computing and laboratory analyses has been recognized by ComputerWorld, the Smithsonian Institution, Technology Review, BioIT Magazine and other leading publications, as well as by the Institute of Electrical and Electronics Engineers, Cray Inc. and high-performance computing organizations.

Computing resources

We maintain extensive on-site high-performance computing resources. We own and utilize Cray SV-1 high-performance computing hardware, several Linux-based clusters and a number of high-performance graphics workstations. These computer systems provide us a total disk capacity of nearly 4.0 trillion bytes and 85 gigabytes of main memory, with aggregate computing capability to perform over 200 billion mathematical operations per second and a high-performance graphics system for advanced visualization of our simulation results. Our high-performance computers and other computing resources are integrated with our laboratory capabilities. Many of our key laboratory instruments are linked to our high-performance computing systems and the information generated can be moved, stored and shared in and around our company.

Our team of experienced scientific and technical software programmers has developed a variety of proprietary software programs. Our proprietary software includes programs for molecular simulations and interpreting, analyzing and visualizing the results of our computer simulations. We also have developed proprietary software to assist in the conduct, data management and monitoring of clinical

Business

trials. We are in the process of developing proprietary software to help us to manage the manufacturing processes for the drugs in our clinical trials. In addition, we also purchase and use commercially available software including molecular simulation software and have developed programs to integrate this software with our own proprietary applications.

MANUFACTURING

All of our current drug candidates are compounds with low molecular weights. Low molecular weight drugs have historically been simpler and less expensive to manufacture than biological drugs, such as vaccines and growth factors. In order to manufacture the quantities of our drug candidates necessary for non-clinical and early-stage clinical development, we generally enter into short-term arrangements with third parties. As we approach later-stage clinical development and commercialization of a drug candidate, we enter into longer-term arrangements with more than one manufacturing source.

We have established longer-term pharmaceutical manufacturing and supply agreements with Sumika Fine Chemicals Co., Ltd. and Rhodia Pharma Solutions, Inc. to manufacture and provide us with the Tavocept active pharmaceutical ingredient. Our agreement with Sumika is for an indefinite term and requires us to purchase at least a specified percentage of our annual requirements of the Tavocept active pharmaceutical ingredient in certain minimum purchase order amounts until our aggregate purchases reach 300 metric tons, with the purchase price of the active pharmaceutical ingredient varying based on the amount that is produced and delivered to us. Pursuant to the terms of this manufacturing and supply agreement, we will indemnify Sumika against harm and expenses arising out of product liability and intellectual property infringement, use by Sumika of any materials supplied by us, the promotion, marketing, distribution and sale of the Tavocept active pharmaceutical ingredient, our failure to comply with applicable law, and our breaches of the agreement, except in each case to the extent such losses or liabilities arise from Sumika’s negligence or willful act. Sumika will indemnify us against harm and expenses arising out of Sumika’s breach of the agreement and non-compliance with law but only to the extent that such non-compliance results from Sumika’s breach of the agreement or Sumika’s failure to manufacture the Tavocept compound in conformity with the specifications in the supply agreement except in each case to the extent such losses arise from BioNumerik’s negligence or willful act. Either party may terminate the supply agreement on six month’s prior written notice after good faith discussions with the other party. The agreement provides that neither party will be liable to the other for indirect, incidental or consequential damages, except that such limitation will not apply to any breach of the parties’ respective intellectual property rights. As to breaches of the parties’ intellectual property rights, the agreement provides that the amount of damages will not exceed the value of the Tavocept compound purchased under the agreement.

Our agreement with Rhodia is also for an indefinite term and requires us to purchase minimum quantities of the Tavocept active ingredient at a fixed price. We are also required to pay for certain costs associated with the manufacturing process. In addition, we and Rhodia are required to maintain general liability insurance with specified limits. In accordance with the terms of the agreement, we will indemnify Rhodia against harm and expenses arising out of product liability and intellectual property infringement, use by Rhodia of any materials supplied by us, the promotion, marketing, distribution and sale of the Tavocept active pharmaceutical ingredient, our failure to comply with applicable law, and our breaches of the agreement, except in each case to the extent such losses or liabilities arise from Rhodia’s negligence or willful act. Rhodia will indemnify us against harm and expenses arising out of Rhodia’s breach of the agreement, Rhodia’s non-compliance with law, and harm and expenses resulting from Rhodia’s failure to manufacture the Tavocept compound in conformity with the specifications in the supply agreement, except in each case to the extent such losses arise from BioNumerik’s negligence. Rhodia may terminate the supply agreement on six month’s written notice if Rhodia determines, after diligent efforts, that it cannot manufacture the compound within the specifications set forth in the supply agreement. The agreement provides that neither party will be

Business

liable to the other for indirect, special, consequential, punitive, incidental or similar damages and that, except in the case of Rhodia’s gross negligence or intentional misconduct, Rhodia’s liability for any claim of BioNumerik will not exceed the fees and charges paid to Rhodia for the services to which such claim relates.

SALES AND MARKETING

We intend to market and sell Tavocept, BNP1350 and any future products independently or with a partner in the United States to the practicing oncologist community and oncology institutions. Oncologists are a relatively small group of physicians who are well connected with one another through professional organizations, such as the American Society of Clinical Oncology, affiliations with cancer centers and cooperative groups, the collaborative efforts of government agencies such as the National Cancer Institute, and through widely-read professional journals and information sources. As a result, we believe that we and our potential alliance partners can effectively penetrate the U.S. oncology market using a small, focused sales and marketing organization.

We have established strategic alliances with Baxter and Grelan to market Tavocept outside of the United States and Canada. We have also established a strategic alliance with Grelan to market BNP1350 and certain other novel drug formulation technology in Japan.

STRATEGIC ALLIANCES

Each of our strategic alliances provides us with critical support in specific areas. Our strategic alliance partners are:

Baxter

We have a strategic alliance agreement with Baxter that we initially entered into with ASTA Medica Aktiengesellschaft in January 2001. In November 2001, ASTA’s parent company, Degussa A.G., sold ASTA’s oncology business to Baxter Healthcare S.A., or Baxter, a global medical products and services company, and Baxter assumed all of ASTA’s rights and obligations under our agreement. Under the agreement, Baxter has an exclusive license to develop, market, distribute and sell Tavocept, and any other drugs based on the same compound, outside the United States, Canada and Japan, in exchange for our right to receive a percentage of profits on sales of Tavocept. Upon signing the agreement, we received an up-front cash payment of $15 million from ASTA. Baxter is currently conducting a Phase III clinical trial of Tavocept in Europe as part of this alliance.

Under the strategic alliance agreement, Baxter will pay all expenses to develop and commercialize Tavocept outside of the United States, Canada and Japan, other than our share of pre-marketing expenses, with our share not to exceed 1.5 million Euros. We have joint decision-making responsibility with Baxter regarding the important aspects of the strategic alliance. Under the agreement, we will receive a percentage of profits from sales of Tavocept (including sales by Baxter sublicensees) with the percentage paid to us by Baxter increasing based on the cumulative sales of Tavocept outside of the United States, Canada and Japan. The agreement also provides for sharing of non-clinical and clinical data and information between Baxter and us to facilitate the development and regulatory approval of Tavocept.

We have retained the world-wide manufacturing rights related to Tavocept and agreed to sell to Baxter the quantities of Tavocept necessary to conduct clinical trials and to commercialize Tavocept outside of the United States, Canada and Japan. Baxter has an option to bid to manufacture Tavocept on a non-exclusive basis outside of the United States, Canada and Japan. The costs of prosecuting and maintaining our patents on Tavocept outside of the United States, Canada and Japan will be borne by

Business

us and the costs of defending such patents outside of the United States, Canada and Japan will be shared equally by Baxter and us.

Under the agreement, we and Baxter will indemnify each other for certain matters, including expenses and costs arising out of a party’s non-compliance with applicable laws and regulations in the alliance territory, a party’s breach or alleged breach of representations and warranties in the agreement, or the negligence or willful misconduct of a party. We will also indemnify Baxter against certain product liability and manufacturing defects arising from Tavocept supplied by us to Baxter and Baxter will indemnify us against certain expenses and costs resulting from its activities under the agreement or its use and sale of Tavocept. The agreement also provides for termination of the agreement under certain circumstances including a material breach of the agreement, the failure to meet certain time targets for the development and commercialization of Tavocept, the acquisition of control of a party by certain competitors, and the bankruptcy or insolvency of a party. Unless otherwise terminated as provided in the agreement, the agreement will expire on the later of January 18, 2019 or the date of expiration of the final patent relating to Tavocept or any drug based on the Tavocept compound.

Grelan (KI Pharmaceuticals joint venture)

In September 2000, we formed a joint venture company with Grelan, a member of the Takeda Group. The joint venture company, known as KI Pharma, is aimed at developing a broad portfolio of new compounds to distribute and market in Japan. The KI Pharma joint venture, in which we own a 50% interest, Grelan owns a 49% interest, and an affiliate of Grelan owns a 1% interest, replaces a previous alliance with Grelan that began in 1996.

Under the terms of the joint venture agreement, we granted to KI Pharma an exclusive license to develop, distribute, market and sell Tavocept, BNP1350 and certain novel drug formulation technology in Japan. In consideration, Grelan invested $4.0 million in our preferred stock and licensed to KI Pharma exclusive rights to distribute, market and sell in Japan certain technologies that include novel COX-2 inhibitor drug candidates to treat pain and inflammatory conditions and for potential oncology uses and other PDE4 modulator drug candidates to treat asthma and chronic obstructive pulmonary disease. These COX-2 inhibitor and PDE4 modulator drug candidates are in pre-clinical development. Under the terms of the joint venture agreement, we will share with Grelan any profits from sales of the joint venture’s products in Japan. We will also share with Grelan any up-front milestone payments made by a sublicensee of products from the joint venture with a larger portion to be received by us with respect to product candidates we licensed to the joint venture, and a larger portion to be received by Grelan with respect to product candidates it licensed to the joint venture. The joint venture agreement provides for sharing of non-clinical and clinical data and information between Grelan and us to facilitate development of the joint venture product candidates.

We have retained the manufacturing rights for the product candidates we licensed to the joint venture and Grelan retained manufacturing rights for the product candidates it licensed to the joint venture. The party that licensed a product candidate to the joint venture will bear all patent prosecution and maintenance costs for that product candidate on a world-wide basis. The costs of defending patents for product candidates in Japan will be shared equally by Grelan and us.

Under the joint venture, the party licensing a product candidate to the joint venture will indemnify the other party for certain matters including product liability and manufacturing defects arising from that product candidate. We and Grelan will indemnify each other for expenses and costs arising out of a party’s non-compliance with applicable laws and regulations in Japan and the negligence or failure to follow regulatory guidelines in Japan by a party. The joint venture agreement also provides for termination of the joint venture under certain circumstances including a material breach of the joint venture agreement, the failure to meet certain time targets for the development and commercialization of joint venture product candidates, the acquisition of control of a party by certain competitors, and

Business

the bankruptcy or insolvency of a party. Unless otherwise terminated as provided in the agreement, the joint venture will terminate on the date Tavocept, BNP1350 or the other drug candidates that were licensed under the agreement are no longer being sold, or August 30, 2025, whichever occurs first.

Cray Inc.

In August 1994, we entered into a beta test agreement with a predecessor of Cray Inc., one of the world’s leading manufacturers of high-performance computers. Pursuant to the agreement, in exchange for the use of high-performance computing hardware and software support, we agreed to serve as a beta test site for Cray and provide Cray, without charge, information regarding the hardware and software to modify and improve the hardware and software. In December 2000, we purchased the high-performance computing hardware that we currently use from Cray and we will retain our ownership and possession of this equipment after termination of the agreement. Our agreement with Cray expires on March 1, 2005, unless the parties allow the term to automatically extend for an additional one-year period. Cray may terminate the agreement before its expiration if our relationship with Dr. Hausheer is terminated. Our current intention is that we and Cray will allow the agreement term to automatically extend for an additional one-year period to allow our alliance with Cray to continue. Since we own the high performance computing hardware we currently use, we do not believe that the termination of our agreement with Cray would have a material impact on our operations or cash flow.

The Johns Hopkins Oncology Center

In 1994, we entered into a collaboration agreement with The Johns Hopkins Oncology Center that provides for certain oncology clinical trials on our compounds to be conducted at The Johns Hopkins Oncology Center. The agreement also provides us with a right of first option to an exclusive, world-wide, royalty-bearing license to inventions of The Johns Hopkins Oncology Center faculty made in the course of performing research funded by this arrangement, subject to the rights of other sponsors, and a right of first option to an exclusive, world-wide, royalty-bearing license to selected oncology drugs invented by The Johns Hopkins Oncology Center faculty in projects supported by this collaboration or in certain other projects that are not subject to the licensing rights of commercial third parties. Under the terms of the collaboration agreement, we paid The Johns Hopkins University Oncology Center a cash payment upon the signing of the collaboration agreement and agreed to pay an additional cash payment during each remaining year of the collaboration. The current term of our collaboration with The Johns Hopkins Oncology Center extends until February 2005.

In 1996, we entered into an exclusive, world-wide alliance with The Johns Hopkins University to pursue the discovery and development of new drugs focused on the regulation of DNA methylation, a novel research area for cancer treatment. Under the terms of the alliance agreement, we paid The Johns Hopkins University a cash payment upon the signing of the agreement and agreed to additional funding as may be mutually determined. In accordance with the agreement, inventions discovered solely by The Johns Hopkins University faculty involved with the alliance will belong to The Johns Hopkins University, while inventions discovered solely by us will belong to us. Inventions discovered jointly will belong jointly to The Johns Hopkins University and us. The agreement grants to us an exclusive, world-wide royalty-bearing license for sole and jointly-discovered inventions. This agreement expires in November 2006.

OUR PATENTS AND INTELLECTUAL PROPERTY

Our patents and other intellectual property rights are an essential element of our business. We own 74 patents that have been issued in the United States and we own 145 issued patents in foreign countries. In addition, we own 33 pending patent applications in the United States, and we own

Business

204 pending patent applications that have been filed with the European Patent Office, national patent offices of foreign countries or under the Patent Cooperation Treaty. Under current U.S. patent law, our issued U.S. patents relating to Tavocept and BNP1350 will expire between November 2014 and December 2023. We also intend to apply for patent term extensions whenever possible in the United States and internationally on issued patents that claim one or more of our drug candidates and on all related pharmaceutical formulations, methods of use and processes for making them.

As of August 1, 2004, we own 45 issued U.S. patents and 83 issued foreign patents relating to Tavocept. We own 16 pending U.S. patent applications and 92 pending foreign patent applications relating to Tavocept. Our principal issued patents relating to Tavocept will expire between November 2014 and January 2022. Our patents and patent applications cover a variety of novel chemical compounds, pharmaceutical formulations, methods of use, and processes to manufacture Tavocept and similar chemical compounds. Neither we nor anyone else can now obtain a composition of matter patent on the Tavocept compound itself because the compound was first identified over forty years ago. We have filed U.S. and foreign patent applications covering compositions of matter, formulations, processes and methods of use relating to BNP1350 and other compounds in the camptothecin class. In the BNP1350 and camptothecin area as of August 1, 2004, we own, or are the exclusive licensee of, approximately 23 U.S. and approximately 55 foreign issued patents and have approximately 13 U.S. patent applications pending and approximately 48 foreign patent applications pending. Our principal patents relating to BNP1350 will expire between August 2017 and December 2023.

In addition, as of August 1, 2004 we also own 13 other issued patents and have approximately 68 other patent applications pending world-wide relating to other areas.

In addition to our patents and patent applications, we license for use in our business intellectual properties that are owned by other entities or are subject to rights held by other entities. We obtained an assignment of the U.S. and international patent rights to MDAM from an academic research consultant and collaborator and will pay royalties to this individual in connection with sales of MDAM products, if any. As part of our alliance with The Johns Hopkins University, we license and will pay royalties to The Johns Hopkins University for the use of inventions that it develops in the course of research pursuant to the alliance. We have obtained ownership of a specific camptothecin synthesis process from Rice University, but we have not yet utilized the process and we are required to pay royalties only in the event that we use this process. Some of the inventions to which we have rights in the area of antifolates and MDAM are subject to world-wide, non-exclusive, non-transferable licenses customarily retained by the U.S. government. These licenses allow the U.S. government to use, or have used on its behalf, inventions discovered in connection with research funded by U.S. government grants obtained from the National Institutes of Health or related U.S. government agencies.

We seek U.S. and international patent protection for a variety of product candidates and technologies, including compositions of matter, formulations, methods of use, and processes for synthesis. Our commercial success will depend in part on obtaining this patent protection. Other intellectual property and know-how, including the pharmaceutical discovery and development software technologies that we have produced and own, are safeguarded through copyrights, trademarks, trade secret protections and contractual safeguards such as confidentiality and proprietary information agreements.

The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel. To protect our rights to this proprietary information and technology, which are not patentable, we require all employees, consultants and advisors to enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside our company. As a matter of company policy, all scientific employees are “hired to invent” and all have executed agreements that recognize this policy and generally require disclosure and assignment to us of ideas, developments, discoveries and inventions made by employees. We

Business

cannot assure you that these agreements will effectively prevent disclosure of our confidential information or will provide meaningful protection for our confidential information if there is unauthorized use or disclosure.

GOVERNMENT REGULATION

Government authorities in the United States and other countries extensively regulate the research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing, among other things, of drugs and drug candidates. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with applicable U.S. requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

The steps required before a drug candidate may be marketed in the United States include: pre-clinical laboratory and animal tests and formulation studies; submission to the FDA of an investigational new drug exemption, or IND, for human clinical testing, which must become effective before human clinical trials may begin; adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug candidate for each indication; submission to the FDA of a new drug application, or NDA; satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with regulatorily-prescribed current good manufacturing practices; and FDA review and approval of the NDA.

Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified physician-investigators and healthcare personnel. Clinical trials are conducted under protocols detailing, for example, the parameters to be used in monitoring patient safety and the safety and effectiveness criteria, or end points, to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Phase I usually involves the initial introduction of the investigational drug candidate into people to evaluate its safety, dosage tolerance, pharmacodynamics and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage; identify possible adverse side-effects and safety risks; and preliminarily evaluate the effectiveness of the drug candidate for specific indications.

Phase III trials usually further evaluate clinical effectiveness and test further for safety by using the drug candidate in its final form in an expanded patient population. We cannot guarantee that Phase I, Phase II or Phase III clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk.

Business

Assuming successful completion of the required clinical testing, the results of the preclinical studies and the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug candidate, are submitted to the FDA in the form of an NDA requesting approval to market the drug candidate for one or more indications. Before approving an application, the FDA usually will inspect the facility or the facilities at which the drug candidate is manufactured, and will not approve the drug candidate unless current good manufacturing practices compliance is satisfactory. If the FDA determines the application and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA determines the application of manufacturing facilities are not acceptable, the FDA may outline the deficiencies in the NDA and often will request additional testing or information. Notwithstanding the submission of any requested additional testing or information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. After approval, certain changes to the approved drug candidate, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval. The testing and approval process requires substantial time, effort and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all.

We have obtained FDA designation of Tavocept as a fast track product to prevent or decrease the neuropathy caused by the administration of paclitaxel and may seek fast track designation for other products. Fast track products are those that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs for such a condition. Fast track products are eligible for two means of potentially expediting product development and FDA review of NDAs. First, a fast track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit. Approvals of this kind may be subject to requirements for appropriate post-approval studies to validate the surrogate endpoint or otherwise confirm the effect on the clinical endpoint, and to certain other conditions. Second, if the FDA determines after review of preliminary clinical data submitted by the sponsor that a fast track product may be effective, it may begin review of portions of an NDA before the sponsor submits the complete NDA, thereby accelerating the date on which review of a portion of the NDA can begin. There can be no assurance that any of our other drug candidates will receive designation as fast track products, and even if they are designated as fast track products, we cannot assure you that our drug candidates will be reviewed or approved more expeditiously for their fast track indications than would otherwise have been the case or will be approved promptly, or at all. Furthermore, the FDA can revoke fast track status at any time.

In addition, holders of an approved NDA are required, for example, to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to current good manufacturing practices after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with current good manufacturing practices. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to comply with current good manufacturing practices and other aspects of regulatory compliance.

Our research and development operations involve the use of hazardous materials, including chemicals like acetones and hexanes, radioactive materials like carbon-14 and tritium, and biological materials like cell lines, human plasma and blood. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. Our capital expenditures and costs to comply with these laws and regulations have not been a material part of our operating expenses to date. For at least the next two to three years, we do not anticipate that we will be required to make material capital expenditures for environmental control facilities in order to comply with these regulations.

Business

Approvals outside of the United States

Our drug candidates under development by our alliance partners will be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our drug candidates. Whether or not FDA approval has been obtained, approval of a drug candidate by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the drug candidate in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

THIRD-PARTY REIMBURSEMENT AND PRICING CONTROLS

General

In the United States and elsewhere, sales of therapeutic and other pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. It will be time-consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Our products may not be considered cost-effective, and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The pricing of pharmaceutical products is subject to governmental control in many foreign markets, including Japan and the countries in the European Union. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Medicare

Subject to obtaining required marketing approvals, we plan to market Tavocept and BNP1350 directly to physicians. We expect that in the United States a significant number of the patients who are treated with Tavocept and BNP1350 will be Medicare beneficiaries. The Centers for Medicare & Medicaid Services, or CMS, is the agency within the Department of Health and Human Services that administers Medicare and, subject to our obtaining CMS approval for Tavocept and BNP1350 for particular indications, will be responsible for reimbursement of the cost of Tavocept and BNP1350 when administered to Medicare beneficiaries and for the cost of physician services for administering the drug.

If Tavocept and BNP1350 are approved for marketing by the FDA, they may be eligible for coverage by Medicare. However, CMS has the authority not to reimburse for particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries. CMS may issue a national coverage determination for a product, which establishes on a nationwide basis the indications that will be covered and the frequency limits for administration of the product. However, for most new drugs that are eligible for payment, CMS does not issue a national coverage determination, and we do not know whether or not we will obtain a national coverage determination for Tavocept, BNP1350, or our other potential products. In these cases, the local Medicare contractors who are responsible for administering the program on a state by state basis have the discretion to issue local coverage determinations as to whether a particular drug is “reasonable and necessary” for Medicare beneficiaries. The local contractors in different areas of the country may establish varying coverage criteria and frequency limits for Tavocept and BNP1350.

Business

In general, Medicare makes a separate payment to the physician or other purchaser for the cost of drugs, such as Tavocept and BNP1350, that meet statutory coverage requirements, are not usually self-administered, and are furnished by physicians in the office setting. Medicare also will make payment for oral anticancer drugs that are prescribed for the same indication and contain the same active ingredient as a covered physician-administered anti-cancer drug. Prior to 2004, Medicare paid for part of the cost of these drugs at the lower of the amount the physician charges for the drug or 95% of the drug’s national “average wholesale price” as published in certain data sources. Patients, or their secondary insurer, are responsible for a co-insurance amount. Specifically, for physician-administered drugs, Medicare paid 80% of 95% of the average wholesale price, while patients, or their secondary insurer, paid the remaining 20%. As described below, these payment amounts have changed under the recently enacted Medicare prescription drug coverage legislation.

In December 2003, President Bush signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the 2003 Prescription Drug Act, which included provisions that changed Medicare payments for physician-administered drugs in various settings. For those drugs administered in a physician’s office, the legislation reduced the percentage of the average wholesale price reimbursed by Medicare from 95% to 85% for 2004 and grants the Secretary of Health and Human Services the authority to further reduce the rate to 80%. New drugs coming on the market will be allowed to retain the 95% rate through the end of 2004. Effective January 2005, reimbursement will be limited to the lesser of a statutorily defined manufacturer’s average sales price or its wholesale acquisition cost, plus 6%. The definition of manufacturer’s average sales price is intended to lead to lower levels of reimbursement to physicians than currently provided under the average wholesale price method, and reimbursement may be further reduced if the average sales price exceeds a statutory benchmark by a certain percentage (5% in 2004). In addition, this legislation directs the Secretary, beginning in January 2006, to contract with procurement organizations to purchase physician-administered drugs from the manufacturers, and provides physicians with the option to obtain drugs through these organizations as an alternative to purchasing from the manufacturers, which some physicians may find advantageous. Medicare will still pay 80% of the new reimbursement rate, and the beneficiary will remain liable for the remaining 20%.

These changes may reduce our potential revenues as a result of three principal factors. First, because physicians will likely receive lower levels of reimbursement under the manufacturer’s average sales price methodology than under the current average wholesale price methodology, physicians may be less likely to purchase Tavocept or BNP1350 directly and more likely to obtain the products through procurement organizations. Second, the negotiated payment that we receive from procurement organizations may be less than the amount that we could otherwise have obtained from sales to physicians. Third, some physicians, including many oncologists, believe that the reduction in reimbursement for drug costs will result in physicians being underreimbursed, which may cause some practices to curtail or terminate their in-office chemotherapy services, and thus adversely affect the market for Tavocept and BNP1350.

In addition to payment for the cost of the drug itself, CMS also reimburses physicians for administering the drug to Medicare beneficiaries. Medicare payment for physician services is determined according to prospectively set payment rates, determined by procedure codes established by the American Medical Association. These codes, called Current Procedural Terminology, or CPT, codes, describe the procedures performed, but generally are not drug specific. We believe that existing CPT codes describe the procedures for administering Tavocept and BNP1350, and that most physicians will find the payments under these codes adequate to cover the costs of administration. However, if it is determined that the existing CPT codes and associated payment amounts are not applicable to Tavocept or BNP1350 or may not result in adequate reimbursement for these services, the willingness of physicians to perform the procedures may be affected.

Business

Medicare also reimburses providers for drugs administered in hospital outpatient departments. Depending on the cost of the drug, the reimbursement for the drug may either be included with the payment for the drug administration service, or the drug may be reimbursed separately. As with reimbursement in the physician office setting, the 2003 Prescription Drug Act made significant changes in how separately reimbursed drugs are paid for under Medicare when provided in the hospital outpatient setting. For single-source drugs (i.e., brand name, on-patent), reimbursement in 2004 is generally between 88% and 95% of the average wholesale price. In 2005, the payment floor is lowered to 83% of the average wholesale price, and beginning in 2006, reimbursement rates will be established on the basis of a governmental survey of acquisition cost. For new drugs that entered the market after April 1, 2003, reimbursement for 2004 is at 95% of the average wholesale price. Beginning in 2005, new drugs administered in hospital outpatient departments will likely be reimbursed based on the same methodology used for drugs administered in physician offices.

Because we have not received marketing approval for Tavocept or BNP1350, or established a price for these products, it is difficult to predict the effect on us of this new legislation or future changes to Medicare that CMS may propose in implementing this legislation. However the 2003 Prescription Drug Act and any future changes in Medicare reimbursement laws or policies could have a material effect on our potential future revenues and results of operations.

In addition to coverage for the indications discussed above for which we are seeking FDA approval, Medicare may also provide reimbursement for Tavocept and BNP1350 for other indications, known as “off-label” uses. In particular BNP1350 may be eligible for off-label coverage because Medicare is required to provide such coverage for anticancer drugs if such off-label indications are listed in one of three statutory compendia. Additionally, even if the off-label use is not listed in one of the prescribed compendia, if the use is supported by clinical evidence that is published in selected peer reviewed journals, local Medicare contractors may elect to provide coverage for such uses. Tavocept also may be eligible for uses other than those that may be approved by the FDA. Approval for off-label uses could expand the market for BNP1350 and Tavocept, but because any such expanded coverage depends upon the outcomes of clinical trials and publication in compendia or peer-reviewed literature, it is difficult to predict whether we will be eligible for reimbursement for any indications beyond those we are currently seeking.

Medicaid and related matters

In recent years, various proposals have been offered at the federal and state levels that would bring about major changes in the Medicaid program. Driven by budgetary concerns, some states have implemented and other states are considering drug price controls or patient-access constraints on medicines provided under the Medicaid program. In addition, some states are considering price-control regimes that would apply to all of their residents, regardless of income, as well as various approaches to controlling pharmaceutical marketing. If state law changes are implemented under the Medicaid program or otherwise that restrict access of a significant population of patients to our drugs, our business could be materially affected.

U.S. law requires a pharmaceutical manufacturer whose products are covered by a state’s Medicaid program to pay rebates to that state based on the amount of the manufacturer’s products purchased by that state’s Medicaid program. Some states are seeking rebates in excess of the amounts required by federal law, and the federal government may attempt to expand current Medicaid rebates through legislation. We will become subject to these requirements when we seek to have our products covered by state Medicaid programs. We will also be required to give discounts or rebates on purchases or reimbursements of pharmaceutical products by certain other federal and state agencies and programs. We may be materially affected if changes to the Medicaid or other rebate programs are implemented that impact the amount we must reimburse federal and state agencies and programs.

Business

Commercial insurers’ payment for physician-administered drugs

Commercial insurers usually offer two types of benefits — medical benefits and pharmacy benefits. In most private insurance plans, physician-administered drugs, such as Tavocept and BNP1350, are provided under the medical benefit. If private insurers decide to cover Tavocept or BNP1350, they will reimburse for those drugs in a variety of ways depending on the particular insurance plan and the contract that the plan has negotiated with physicians. Like Medicare, commercial insurers have the authority to place coverage and utilization limits on physician-administered drugs. In response to the recent prescription drug coverage legislation that could result in reduced Medicare payment for physician-administered drugs, private insurers may adopt similar reduced payment amounts.

COMPETITION

The pharmaceutical and biotechnology industries are intensely competitive. There are many public and private pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in drug discovery and research and development of drug candidates for the treatment of people with the diseases and conditions that we have targeted. For instance, with respect to BNP1350, there are existing drugs on the market that are used for the same indications that we have targeted, such as Pharmacia & Upjohn’s Camptosar and GlaxoSmithKline’s Hycamtin camptothecin drugs. Many of our competitors have financial, technical, manufacturing and marketing resources that are far greater than ours. Some of our competitors are developing drug candidates and technologies to reduce or prevent side-effects, including neuropathy, caused by chemotherapy drugs. Other companies are developing drugs that may have reduced side-effects compared to currently approved chemotherapy drugs or that themselves could, as supportive care drugs, reduce the side-effects of currently approved chemotherapy drugs. For example, American Pharmaceutical Partners, Cell Therapeutics, Neopharm and others are developing new forms of paclitaxel that they believe will be less toxic than the FDA-approved formulation of paclitaxel. In addition, other companies are developing products, such as cancer vaccines, monoclonal antibodies and gene therapies, that they believe may reduce or eliminate the need for chemotherapy and chemotherapy supportive care drugs.

Our business model is focused on the discovery and development of new drugs for cancer treatment and to prevent the common toxicities of cancer treatment, and to potentially reduce the time and cost of bringing new drug candidates to market, aided by the development and application of high-performance information technology. Companies that develop potentially superior drug candidates, complete clinical trials, obtain required regulatory approvals and commence commercial sales of their drug candidates before their competitors may achieve a significant competitive advantage. Many of our competitors have extensive manufacturing, marketing and sales capabilities, as well as far greater resources to conduct clinical trials and regulatory procedures. Many pharmaceutical and biotechnology companies are actively engaged in the discovery and development of cancer therapeutics. In order to succeed, we must be able to discover, patent, develop, manufacture, obtain regulatory approvals, market and sell our drug candidates to treat cancer.

Several pharmaceutical companies are using high-performance computers as a component of their pharmaceutical discovery research and development programs. Nearly all small and large pharmaceutical companies use computing technology to render, manipulate and view color-coded molecular models. However, we believe that we have a number of competitive advantages in our overall approach to drug discovery, particularly our proprietary molecular simulation software that enables us to perform a variety of quantitative and qualitative numerically intensive simulations, including physics-based mechanical calculations that can yield information on potential key properties of new molecules. We believe that our approach for mechanism-based drug discovery could eventually become adopted by potential competitors. In order to compete successfully, we intend to continue to maintain

Business

and develop proprietary positions in our pharmaceutical discovery and enterprise computing software, to develop patented drug candidates for major therapeutic markets that have not been satisfactorily addressed by conventional research strategies and to maintain our leadership position in mechanism-based drug discovery and development.

LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings.

FACILITIES

We are headquartered in approximately 31,000 square feet of office and laboratory space in San Antonio, Texas, under a lease that expires in December 2005. The base rent, including operating expenses and taxes, under the lease is approximately $700,000 per year. We believe that we will be able to extend the lease on satisfactory terms prior to its expiration. If we are unable to extend the lease, we believe we could move into comparable space without incurring a material increase in our net operating costs.

EMPLOYEES

As of June 30, 2004, we employed 56 persons, of whom 19 hold Ph.D. or M.D. degrees and seven hold other advanced degrees. Approximately 37 employees are engaged in research and development and approximately 19 support administration, finance, management information systems, legal, facilities and human resources. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppages. We believe that our relations with our employees are good.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position(s)

Frederick H. Hausheer, M.D.	48	Chairman and Chief Executive Officer
Steven W. Riebel	50	Vice President and Chief Financial Officer
David R. Margrave	44	Vice President, Administration and General Counsel
Michael F. Moloney	45	Vice President, Information Systems and Technologies
John F. Carlson(1)(3)	65	Director
John B. Goodrich(1)(3)	62	Director
Donald E. Kiernan(1)(2)(3)	63	Director
James R. Leininger, M.D.(3)	60	Director
Gen. Robert F. McDermott (USAF, Ret.) (2)(3)	83	Director
John W. Yarbro, M.D., Ph.D.(2)(3)	72	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Governance and Nominating Committee

Frederick H. Hausheer, M.D. is our founder and has served as our Chief Executive Officer and Chairman of our Board of Directors since our inception in May 1992. Dr. Hausheer is board certified in Internal Medicine and Medical Oncology and has been a National Cancer Institute designated clinical investigator since 1985. He is a Fellow of the American College of Physicians and from 1987 to 1988 was a senior scientist at the Advanced Scientific Computing Laboratory at the National Cancer Institute. Dr. Hausheer completed his training in Medical Oncology at The Johns Hopkins Oncology Center with a focus on experimental therapeutics and the pharmacology of oncology investigational new drugs. While at The Johns Hopkins Oncology Center, he received an American Cancer Society Clinical Fellowship Award. He continues to hold an adjunct professorship in Medical Oncology at The Johns Hopkins Oncology Center. He was the recipient of the 1997 Smithsonian-ComputerWorld Award for Breakthrough Science, which was given in recognition of the conception and implementation of mechanism-based drug discovery as a novel application of high-performance information technology. Dr. Hausheer received a B.S. degree in biology from Graceland University, an M.S. degree in physiology and biophysics from the University of Illinois in Urbana, and an M.D. degree from the University of Missouri-Columbia.

Steven W. Riebel has served as our Vice President and Chief Financial Officer since January 2001. From 1995 through 2000, Mr. Riebel was Chief Executive Officer and a founder of ATX Technologies, a privately held in-vehicle communications technology and safety company. Mr. Riebel continues to serve as Chairman of the Board of ATX Technologies. From 1986 to 1995, Mr. Riebel was Chief Financial Officer and a director of Data Race, a publicly traded data communications product company. Prior to joining Data Race, Mr. Riebel held a variety of financial positions with the international mini-computer maker Datapoint Corporation. Mr. Riebel received a B.S. in accounting from Long Island University and an M.B.A., with a double major in finance and marketing, from the University of Pittsburgh.

David R. Margrave has served as our Vice President, Administration and General Counsel since September 2000. Mr. Margrave served as our Vice President and Chief Administrative Officer from June 1997 to September 2000. From January 1995 to June 1997, Mr. Margrave served as our

Management

President and Chief Operating Officer. Prior to joining the Company, Mr. Margrave was a partner at Andrews & Kurth LLP, a national law firm, where he worked in the areas of corporate securities, life science and technology. Mr. Margrave is Chairman and a Director of The Texas Healthcare and Bioscience Institute, a past Director of the Texas Technology Transfer Association and past President and a past Director of BioTexas, the biotechnology trade association for Texas and the Southwest region. Mr. Margrave received a Bachelor of Arts and Sciences degree from Stanford University and a J.D. degree from The University of Texas School of Law.

Michael F. Moloney has served as our Vice President, Information Systems and Technologies since November 2001. Mr. Moloney served as our Director of Systems and Operations Technologies from June 2000 to November 2001. From 1992 through June 2000, Mr. Moloney served as Director of Information Systems for the CALGB, a National Cancer Institute funded multi-center cooperative group engaged in cancer research. While at the CALGB, Mr. Moloney served as a member of the CALGB Statistical Center Management team and the CALGB Operations Committee. Mr. Moloney held appointments on numerous CALGB scientific committees and served as Vice Chairman for the National Cancer Institute’s Intergroup Specimen Banking Committee. Prior to joining the CALGB, Mr. Moloney held various technical positions at Clinical Research International, Family Health International and the North Carolina Hospital Association. Mr. Moloney received a B.S. in information systems from Alderson Broaddus College.

John F. Carlson has served as a member of our board of directors since June 1995. Mr. Carlson is the former Chairman and Chief Executive Officer of Cray Research, Inc., a supercomputer manufacturer and a predecessor to the business of Cray Inc. Mr. Carlson joined Cray Research, Inc. in 1976 as Director of Finance and served as the company’s Treasurer, Vice President of Finance, Chief Financial Officer, and President and Chief Operating Officer. Mr. Carlson retired from Cray Research, Inc. in December 1994 and has been a small business advisor and private investor since that time. Prior to joining Cray Research, Inc., Mr. Carlson worked for KPMG. Mr. Carlson is a member of the boards of directors of Superconductor Technologies, Inc., World Heart Corporation and a number of private companies. Mr. Carlson received a B.S. degree from St. Mary’s University of Minnesota and is a CPA.

John B. Goodrich has served as a member of our board of directors since April 1994. Mr. Goodrich is a former member of the Palo Alto, California-based law firm of Wilson Sonsini Goodrich & Rosati, P.C., which he joined in 1970. Mr. Goodrich retired from Wilson Sonsini Goodrich & Rosati, P.C. in February 2002 and has been a private investor, business consultant and rancher since that time. Mr. Goodrich is a member of the boards of directors of Trimble Navigation Ltd., Tessera Technologies, Inc. and a number of private companies. Mr. Goodrich received a B.A. degree from Stanford University, a J.D. degree from the University of Southern California and an LL.M. degree in taxation from New York University.

Donald E. Kiernan has served as a member of our board of directors since August 1994. Mr. Kiernan is the former Senior Executive Vice President & Chief Financial Officer of SBC Communications, Inc. (formerly Southwestern Bell Corporation). Mr. Kiernan joined Southwestern Bell in 1990 and became Chief Financial Officer in 1993. Mr. Kiernan retired from SBC Communications in July 2001 and has been a private investor since that time. Prior to joining Southwestern Bell, Mr. Kiernan was a partner with Arthur Young & Company (and its successor firm, Ernst & Young LLP), where he held several positions, including Managing Partner of the firm’s St. Louis office. Mr. Kiernan is a member of the boards of directors of Health Management Associates, Moneygram International, Seagate Technologies, Inc. and LaBranche & Co Inc. Mr. Kiernan received a B.S. degree from Boston College and an M.B.A. from Florida State University.

James R. Leininger, M.D. has served as a member of our board of directors since February 1993. He is Chairman Emeritus and a member of the board of directors of Kinetic Concepts, Inc., a specialized hospital and intensive care medical equipment manufacturer. Dr. Leininger founded Kinetic Concepts

Management

and served as its Chairman of the Board from 1976 until 1997. He has been a private investor since 1997. From January 1990 to November 1994, Dr. Leininger served as President and Chief Executive Officer of Kinetic Concepts. From 1975 until October 1986, Dr. Leininger was a co-director of the Emergency Departments of the Baptist Hospital System in San Antonio. Dr. Leininger was a founding investor in Renal Care Group, a publicly traded renal dialysis company. He also founded a radiology imaging company, National Imaging Affiliates, which was sold to Health South, Inc. He has founded or invested in many other early stage corporations. Dr. Leininger serves on a number of boards of private companies, charitable foundations and one college. Dr. Leininger received a B.A. from Indiana University and an M.D. from Indiana University School of Medicine.

General Robert F. McDermott has served as a member of our board of directors since February 1993. General McDermott served as Chief Executive Officer of USAA, an insurance and diversified financial services company, from January 1969 to September 1993. He has served as Chairman Emeritus of USAA since his retirement, devoting his time to various civic activities related to economic development, education, professional basketball and international affairs. He has continued to serve on our board of directors since his retirement from USAA in September 1993. General McDermott served as Regional Vice Chairman of the Center for Strategic and International Studies in Washington, D.C. He is a past Chairman of the San Antonio Chamber of Commerce, founder of the San Antonio Economic Development Foundation and a co-founder of the Texas Research and Technology Foundation. He has been recognized as the “Father of Modern Military Education” for his service as Dean of the faculty of the U.S. Air Force Academy from 1956 to 1968. He has received the Alumni Achievement Award from the Harvard Business School and West Point’s Distinguished Graduate Award. In 1994, he was elected by the editors of Fortune Magazine to the National Business Hall of Fame. In 1999, he received the Golden Plate Award from the American Academy of Achievement. General McDermott received a B.S. degree from the U.S. Military Academy and an M.B.A. from Harvard University.

John W. Yarbro, M.D., Ph.D. has served as a member of our board of directors since June 1997. Dr. Yarbro is the Editor in Chief of Seminars in Oncology. Dr. Yarbro is Emeritus Professor of Medicine and a past Chairman of the Department of Oncology of the University of Missouri School of Medicine. Dr. Yarbro retired as Professor of Medicine in 1993 and has been an editor, writer, consultant, and private investor since that time. Dr. Yarbro served two terms as the Chairman of the Panel on Hematologic & Neoplastic Disease and as a Member of the Committee of Revision of the U.S. Pharmacopeia. Dr. Yarbro also served as Vice-Chairman of the American Joint Committee on Cancer, and during his career he has held numerous senior and internationally recognized leadership, administrative and advisory positions with organizations including the American Cancer Society and the American Society of Clinical Oncology. Dr. Yarbro has also served as Associate Director of the National Cancer Institute and a Fulbright Lecturer. Dr. Yarbro received a B.S., summa cum laude, an M.D. degree from the University of Louisville and a Ph.D. in biochemistry from the University of Minnesota.

Our directors generally serve one-year terms from the time of their election until the next annual meeting of shareholders or until their successors are duly elected and qualified.

COMMITTEES OF OUR BOARD OF DIRECTORS

Our board of directors has established a governance and nominating committee, an audit committee and a compensation committee. Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.

Management

Governance and nominating committee

The members of our governance and nominating committee are Mr. Carlson (presiding director), Mr. Goodrich, Mr. Kiernan, Dr. Leininger, General McDermott and Dr. Yarbro. The governance and nominating committee is accountable for developing and recommending to our board of directors corporate governance guidelines applicable to us. Since Mr. Carlson, Mr. Goodrich, Mr. Kiernan, General McDermott and Dr. Yarbro are “independent directors,” as that term is defined in the rules and regulations of the Nasdaq Stock Market, they will act as a subcommittee of the governance and nominating committee to assist our board of directors with its responsibilities in establishing qualifications for board of directors membership and in identifying individuals qualified to become board members, the selection of the director nominees for the next annual meeting of shareholders, and the selection of director candidates to fill any vacancies on the board of directors.

Audit committee

Our audit committee consists of Mr. Carlson (chairperson), Mr. Kiernan and Mr. Goodrich, each of whom is an independent director. We believe that each of the members of our audit committee is financially sophisticated and able to read and understand our financial statements. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements and oversees the qualifications, independence and performance of our independent auditor. The audit committee has the sole direct responsibility for the selection, appointment, evaluation and retention of our independent auditor and for overseeing its work. All audit services to be provided to us and all non-audit services to be provided to us by our independent auditor must be pre-approved by our audit committee. Ernst & Young LLP currently serves as our independent auditor. Mr. Carlson and Mr. Kiernan will each be an audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee

The members of our compensation committee are Mr. Kiernan (chairperson), General McDermott and Dr. Yarbro, each of whom is an independent director. Our compensation committee reviews and makes recommendations to our board of directors regarding annual compensation, incentive compensation and awards under our stock incentive, employee stock purchase and other equity plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

DIRECTOR COMPENSATION

Employee directors are not compensated for their service as directors, nor do we provide cash compensation to members of our board of directors for serving on our board of directors or for attendance at board and committee meetings. Members of our board of directors are reimbursed for some expenses in connection with attendance at board and committee meetings. In consideration for the services of our non-employee directors, we have granted options to purchase shares of our common stock to them. We granted to our non-employee directors options to purchase                      shares of our common stock during the fiscal year ending March 31, 2004. Our board will continue to have the discretion to annually grant options in accordance with our 2004 Stock Incentive Plan.

Management

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No current member of our compensation committee has ever been an officer or employee of ours. None of our executive officers serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation that we paid during the fiscal years ended March 31, 2004 and 2003 to our Chief Executive Officer and each other executive officer that earned more than $100,000 during our fiscal year ended March 31, 2004. We refer to these officers collectively as our “named executive officers.” All option grants were made under our 1993 Stock Option Plan.

				Long-term
				compensation
	Fiscal
	year	Annual compensation
	ended			Number of securities	All other
Name and principal position	3/31	Salary($)	Bonus($)	underlying options	compensation(1)

Frederick H. Hausheer, M.D.	2004	$315,000	$135,000	—	$360
Chairman and Chief Executive Officer	2003	311,538	125,000	—	360
Steven W. Riebel	2004	210,000	30,000		323
Vice President and Chief Financial Officer	2003	205,385	20,000		274
David R. Margrave	2004	210,000	40,000		1,392
Vice President,	2003	207,692	40,000		1,387
Administration and General Counsel
Michael F. Moloney	2004	145,000	40,000		171
Vice President, Information Systems and Technologies	2003	142,692	30,000		122

(1)	These amounts represent term-life insurance premiums we paid on behalf of the officers.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth summary information regarding the option grants made to our named executive officers during the fiscal year ended March 31, 2004. All options were granted under our 1993 Stock Option Plan. Options granted to purchase shares of our common stock under our 1993 Stock Option Plan generally vest over a five-year period. The exercise price per share of these options was not less than the fair market value of our common stock on the date of grant as determined by our board of directors.

Potential realizable value represents hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the market price of our common stock appreciates at 5% and 10% per annum from the initial public offering price for the remaining term of the option. The assumed 5% and 10% rates of stock price appreciation are provided in accordance

Management

with the Rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock price.

	Individual grant

		Percent of			Potential realizable value
	Number of	total options			at assumed annual rates
	securities	granted to			of stock price appreciation
	underlying	employees			for option term
	options	in fiscal	Exercise price	Expiration
	granted	year(1)	per share	date	5%	10%

Frederick H. Hausheer, M.D.	—	—	$—	—	$—	$—
Steven W. Riebel		13.4%		6/23/13
David R. Margrave		13.4%		6/23/13
Michael F. Moloney		13.4%		6/23/13

(1)	In fiscal year 2004, we granted options to employees to purchase an aggregate of shares of common stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth summary information regarding the number and value of options held as of March 31, 2004, by our named executive officers. None of our named executive officers acquired any shares upon exercise of options in fiscal year 2004.

	Number of securities		Value of unexercised
	underlying unexercised		in-the-money
	options at March 31, 2004		options at March 31, 2004(1)

	Exercisable	Unexercisable	Exercisable	Unexercisable

Frederick H. Hausheer, M.D.			$	$
Steven W. Riebel
David R. Margrave
Michael F. Moloney

(1)	The value of unexercised in-the-money options as of March 31, 2004 was calculated on the basis of an assumed initial public offering price of $ per share, less the aggregate exercise price of the options and multiplied by the number of shares underlying the option.

STOCK OPTION AND OTHER COMPENSATION PLANS

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan, which became effective                     , 2004 and expires on                     , 2014, was adopted by our board of directors in June 2004 and approved by the Company’s shareholders on                     , 2004. The 2004 Stock Incentive Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, unrestricted stock awards (the receipt of which may be deferred by participants), performance stock awards, stock appreciation rights (which may be free-standing or tandem awards and may be cash- or stock-settled), re-load options and dividend equivalent rights. The number of shares of common stock reserved for issuance under the 2004 Stock Incentive Plan is equal to                     shares minus the number of shares of common stock underlying options outstanding under our 1993 Stock Option Plan and 1995 Director Stock Option Plan. Shares underlying any prior outstanding options that expire, are forfeited or terminate for any reason without having been exercised in full shall be added to the number of shares available for grant under the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan provides that individuals owning

Management

10% or more of the combined voting power of our stock may only receive incentive stock options with a minimum price of 110% of fair market value. No employee may receive a grant of options covering more than                 shares of our stock during any calendar year.

Pursuant to the 2004 Stock Incentive Plan, our board of directors is authorized to administer the 2004 Stock Incentive Plan or to delegate that authority to a committee of two or more outside directors, provided that a director who is not an outside director may be authorized to grant awards to individuals who are not subject to Section 162(m) of the Internal Revenue Code of 1986 or Section 16 of the Securities Exchange Act of 1934. The plan administrator will select the employees, directors and/or consultants who will receive awards and will determine, in accordance with applicable law and the terms of the plan:

➢	the number of shares of common stock covered by any options or stock appreciation rights;

➢	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including conditions for repurchase, issue price, any performance objectives on which exercisability may be conditioned and repurchase price;

➢	the dates upon which any options shall vest and become exercisable;

➢	the exercise price of any options or stock appreciation rights;

➢	the duration of any options; and

➢	the other terms and conditions of awards.

In addition, the plan administrator has the authority to accelerate the vesting and exercisability of any outstanding option or stock award and to amend, suspend or terminate the 2004 Stock Incentive Plan, subject to any shareholder approval requirements imposed by law or the Nasdaq stock exchange. Upon a merger or other reorganization event, the plan administrator may provide that all outstanding options and other stock awards will be continued, if we are the surviving entity, or assumed or substituted for by any successor entity. However, if a successor entity does not agree to assume or substitute for the outstanding options and other stock awards, then the plan administrator may provide that all unexercised options and other stock awards will become vested and exercisable in full prior to the completion of the reorganization event and these options and awards will be canceled upon the completion of the reorganization event if not previously exercised. Upon a recapitalization of us or a similar event, the number and type of shares available for awards under the 2004 Stock Incentive Plan will be adjusted to reflect such recapitalization as determined in the discretion of the plan administrator.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan, which will become effective on the closing of this offering, was adopted by our board of directors in June 2004 and approved by our shareholders on                     , 2004. Our Employee Stock Purchase Plan is intended to satisfy the requirements of Section 423(b) of the Internal Revenue Code of 1986, as amended, and provides for the issuance of up to                 shares of our common stock to participating employees. Officers and directors of the Company who are considered “highly compensated employees” under the Code, are not eligible to participate in the plan. The plan will be administered by our board of directors or a committee of our board of directors.

Each option period to purchase stock under the plan will generally run from July 1 to June 30 of the following year, subject to adjustment by the plan administrator, but will not exceed 27 months. At the end of each option period, participants will be entitled to purchase shares subject to an option from accounts funded through periodic payroll deductions.

Management

On the first day of an option period, we will grant to each eligible employee who has elected to participate in the plan an option to purchase shares of our common stock. The employee may fund the exercise price of the option by authorizing us to deduct amounts from his or her base pay up to a maximum amount equal to the lesser of (i) the employee’s base compensation or (ii) $21,250. On the last day of the option period, if the employee has not withdrawn his or her option participation in the plan, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of the participant’s accumulated payroll deductions. Under the terms of the plan, the option exercise price equals the lower of 85% of the closing price of our common stock on:

➢	the first day of the option period; or

➢	the last day of the option period.

Participants may cease future contributions or withdraw entirely from the plan at any time during an option period. An employee or former employee who is not a participant on the last day of an option period, including by reason of termination of employment for any reason other than death, is not entitled to exercise any portion of an option and his or her accumulated payroll deductions will be refunded. All of a participant’s rights under the plan terminate upon the participant’s voluntary withdrawal from the plan at any time or when the participant ceases employment for any reason.

Because participation in the plan is voluntary, we cannot determine the number of shares of our common stock to be purchased under the plan. Upon a merger or other reorganization event, the plan administrator may provide that all outstanding options will be continued, in the event we are the surviving entity, or assumed or substituted for by any successor entity. However, if a successor entity does not assume or substitute for the outstanding options, then the plan administrator may provide that all unexercised options will become vested and exercisable in full prior to the completion of the reorganization event, and these options will be canceled upon the completion of the reorganization event if not previously exercised. Upon a recapitalization of us or a similar event, the number and type of shares available for options under the plan will be adjusted to reflect such recapitalization, as determined in the discretion of the plan administrator. The plan will terminate in 2014, provided that the plan administrator has the authority, subject to certain limitations, to amend or terminate the plan earlier.

1995 Director Stock Option Plan

Our 1995 Director Stock Option Plan was adopted by our board of directors in December 1995, and our shareholders approved the plan in May 1996. The plan provides for the grant of nonstatutory stock options to our non-employee directors on a specified basis determined by continuing service as a non-employee director. Options granted since June 1, 1999 vest monthly over a one-year period. Options granted prior to June 1, 1999 have fully vested. An aggregate of                      shares of our common stock are reserved for issuance under this plan. As of June 30, 2004,                     shares had been issued pursuant to the exercise of options and options to purchase                      shares of common stock were outstanding.                     shares were available for future grant. We will not grant any additional stock options under our 1995 Director Stock Option Plan. Instead, we will grant options under our 2004 Stock Incentive Plan.

Upon termination, a director may exercise options for 30 days to the extent those options were exercisable on the date of termination. Upon a director’s death or disability, that director’s options may be exercised for the 12 months following the death or disability. The 1995 Director Stock Option Plan provides that in the event of a merger or change in control, a successor corporation shall assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the options, our board of directors may, in its sole discretion, make the options fully exercisable for a period of 15 days after notice from our board of directors.

Management

1993 Stock Option Plan

Our 1993 Stock Option Plan was adopted by our board of directors in September 1993, and our shareholders approved the plan in April 1994. The plan provides for the grant of incentive stock options, which may provide for preferential tax treatment to our employees (provided they do not own more than 10% of our combined voting power), and for the grant of nonstatutory stock options to our employees, consultants and advisors. An aggregate of                      shares of our common stock are reserved for issuance under this plan. Subject to the incentive stock option rules, the exercise price of each option is determined by the plan administrator.

Following a termination of employment or consultancy for any reason other than a participant’s death or disability, that participant has 90 days to exercise his or her options, to the extent the options were exercisable on the date of termination. Following a participant’s death or disability, the participant’s options remain exercisable, to the extent they were exercisable as of the death or disability, for 12 months following the death or disability.

As of June 30, 2004,            shares had been issued pursuant to the exercise of options and options to purchase                      shares of common stock were outstanding.            shares were available for future grant. The term of the 1993 Stock Option Plan ended in September 2003 and no additional stock options will be granted under our 1993 Stock Option Plan. Instead, we will grant options under our 2004 Stock Incentive Plan. If an employee is terminated other than for cause within one year of a change in control, then his or her options will become fully vested and exercisable. The 1993 Stock Option Plan provides that in the event of a merger or change in control in which we are not the successor corporation, each outstanding option will be assumed or an equivalent option will be granted in its place by the successor corporation. If the successor corporation refuses to assume or substitute for the options, the options will become fully vested and exercisable for a period of 15 days after notice from the administrator and will terminate as of the closing of the merger or change in control.

LIMITATIONS OF LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

Immediately prior to the closing of this offering, we will adopt and file amended and restated articles of incorporation and adopt amended and restated bylaws. As permitted by Texas law, our articles of incorporation provide that no director will be personally liable to us or our shareholders for monetary damages for an act or omission in that person’s capacity as a director while serving as a director, except to the extent the exemption from liability or limitation of liability is not permitted by applicable law.

Our articles of incorporation further provide that we must indemnify our directors, officers, employees and agents to the fullest extent permitted by Texas law.

In addition, our bylaws provide that:

➢	we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise prohibited by law, our articles of incorporation, our bylaws or any agreements;

➢	we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them or involving them as a witness for which they may be indemnified; and

➢	the rights conferred in the bylaws are not exclusive.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer to the fullest

Management

extent permitted by Texas law, including indemnification for expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. The SEC has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable.

We are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

SCIENTIFIC ADVISORY BOARD

Our scientific advisory board regularly interacts with us to assess our scientific and medical direction, to review development progress and to assess new technologies relevant to our development efforts. Our scientific advisory board consists of leading clinicians and researchers from major medical and academic centers in the United States and Europe.

The following persons serve as members of our scientific advisory board:

Martin D. Abeloff, M.D. — Director, The Johns Hopkins Oncology Center and Professor of Oncology and Medicine, The Johns Hopkins Hospitals; Former President of the American Society of Clinical Oncology; Former Chairman, FDA Oncology Drug Advisory Committee.

Stephen B. Baylin, M.D. — Associate Director, The Johns Hopkins Oncology Center; Director of Tumor Biology Laboratory; Professor of Oncology and Medicine, The Johns Hopkins University and School of Medicine.

Daniel L. Comins, Ph.D. — Professor of Organic Chemistry, North Carolina State University.

Ross C. Donehower, M.D. — Director of Medical Oncology, The Johns Hopkins Oncology Center, and Associate Professor of Oncology and Medicine, The Johns Hopkins Hospitals; Member, U.S. Pharmacopeia Drug Advisory Panel for Hematologic and Neoplastic Disease.

Anthony M. Guarino, Ph.D. — Former FDA Oncology Pharmacology and Toxicology Reviewer; Professor of Pharmacology, the University of South Alabama.

Michael C. Perry, M.D. — Professor of Medicine and Oncology, University of Missouri-Columbia; Director, Medical Oncology, Ellis Fischel Cancer Center; Chairman, FDA Oncology Drug Advisory Committee.

Herbert M. Pinedo, M.D., Ph.D. — Head of Department of Medical Oncology and Professor of Medical Oncology, Free University Hospital (The Netherlands); Head of the European Organization for the Research and Treatment of Cancer (EORTC); Former President of the European Society of Medical Oncology (ESMO).

Youcef M. Rustum, Ph.D. — Senior Vice President for Scientific Affairs at Grace Cancer Drug Center, Roswell Park Cancer Institute.

Rein Saral, M.D. — Director, Emory Clinic and Bone Marrow Transplantation; Professor of Medicine, Emory University School of Medicine.

Richard L. Schilsky, M.D. — Associate Dean, University of Chicago Cancer Research Center; Chairman, Cancer and Leukemia Group B; Former Chairman, FDA Oncology Drug Advisory Committee.

Management

We have entered into agreements with each of our scientific advisory board members that contain confidentiality provisions and generally require the members to provide consulting services in exchange for a fee. In addition, we have awarded stock options to most of our scientific advisory board members.

Certain relationships and related party transactions

Compensation arrangements and stock option grants to our executive officers and directors are described in this prospectus under the heading “Management.”

From April 1, 2001 through August 23, 2004, the following executive officers, directors and holders of more than 5% of our voting securities purchased securities in the amounts and as of the dates set forth below.

Series H
preferred
Purchaser(1)	Common stock	stock

John B. Goodrich
James R. Leininger, M.D.
David R. Margrave
John W. Yarbro, M.D., Ph.D.
Price per share(2)	$ to $	$
Date(s) of purchase	4/01-8/04	12/03

(1)	See “Principal shareholders” for more detail on shares held by these purchasers.

(2)	All common stock was purchased pursuant to exercise of options to purchase common stock. The weighted average purchase price per share for these purchases of our common stock is $ .

Upon completion of this offering, the shares of our outstanding preferred stock will automatically convert into                      shares of our common stock.

We have entered into registration rights agreements with each of the purchasers of preferred stock set forth above, pursuant to which these and other shareholders have registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock in certain circumstances in connection with registrations of securities by us or registrations demanded in accordance with their contractual registration rights by holders of prescribed minimum percentages of the outstanding shares of different series of preferred stock.

We have entered into indemnification agreements with our directors and executive officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into similar agreements with our future directors and executive officers. We also maintain directors and officers liability insurance.

The 20% of Mr. Riebel’s options that are subject to vesting during Mr. Riebel’s fifth year of employment will vest upon completion of this offering.

Our facilities are located in a building owned by a corporation in which Dr. James R. Leininger, one of our directors and the owner of more than 5% of our common stock, has a controlling interest. For the fiscal years ended March 31, 2004, 2003 and 2002, our rent expense for our facilities totaled approximately $697,000, $606,000 and $360,000, respectively.

John B. Goodrich, our Secretary and a member of our board of directors, is a former member of the law firm Wilson Sonsini Goodrich & Rosati, P.C. Wilson Sonsini Goodrich & Rosati, P.C. has, from time to time, provided us with legal services for the last several years.

We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and our officers, directors, principal shareholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

Principal shareholders

The following table shows information known to us with respect to the beneficial ownership of our common stock as of August 15, 2004, and as adjusted to reflect the sale of the shares of common stock offered in this offering under this prospectus for:

➢	each person or group who beneficially owns more than 5% of our common stock;
➢	each of our named executive officers;
➢	each of our directors; and
➢	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the following table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of August 15, 2004, and not subject to repurchase as of that date, are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed to be outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following table is based on                      shares of common stock outstanding as of August 15, 2004, assuming the conversion of all outstanding shares of preferred stock into                      shares of common stock upon completion of this offering, and                      shares of common stock outstanding immediately following completion of this offering. Unless otherwise indicated, the address of each of the named individuals is c/o BioNumerik Pharmaceuticals, Inc., 8122 Datapoint Drive, Suite 1250, San Antonio, Texas 78229.

		Percent
		beneficially owned
	Shares
	beneficially	Before the	After the
Beneficial owner	owned	offering	offering

Frederick H. Hausheer, M.D.(1)		28.4%	%
James R. Leininger, M.D.(2)		16.6%
Bioven Partners, L.P.(3)		5.8%
1235 Royal Oaks Loop
Fredericksburg, Texas 78624-6655
General Robert F. McDermott(4)		1.8
John W. Yarbro, M.D., Ph.D.(5)		*
Donald E. Kiernan(6)		*
John F. Carlson(7)		*
John B. Goodrich(8)		*
David R. Margrave(9)		2.3
Steven W. Riebel(10)		1.4
Michael F. Moloney(11)		*
All directors and executive officers as a group (10 people)(12)		50.2

*	Less than 1% of outstanding shares.
(1)	Includes shares issuable upon exercise of options. Includes shares held by Dr. Hausheer’s spouse for which Dr. Hausheer disclaims beneficial ownership. Also includes shares held by Hausheer Ventures, Ltd. and shares held by trusts created by Dr. Hausheer and his spouse.

(2)	Includes shares issuable upon exercise of options. Also includes shares held by partnerships created by Dr. Leininger. Also includes warrants with the right to purchase shares of Series H Stock. Also includes

Principal shareholders

shares held by trusts for the children of Dr. Leininger’s brother, for which Dr. Leininger serves as trustee. Excludes shares of stock held by trusts for Dr. Leininger’s children, for which Dr. Leininger’s brother serves as trustee. Also excludes shares of stock held by Dr. Leininger’s daughter and son-in-law. Dr. Leininger disclaims beneficial ownership of these excluded shares.

(3)	J. Michael Bell is the managing partner of Bioven Management Partners, L.P., the managing partner of Bioven Partners, L.P., and Mr. Bell has voting and investment power with respect to these shares. Mr. Bell disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest in these shares.

(4)	Includes shares issuable upon exercise of options. Excludes shares held by trusts for the benefit of General McDermott’s children, for which General McDermott’s adult sons serve as trustees.

(5)	Includes shares issuable upon exercise of options.

(6)	Includes shares issuable upon exercise of options.

(7)	Consists of shares issuable upon exercise of options.

(8)	Includes shares issuable upon exercise of options. Includes shares held by a retirement plan for the benefit of Mr. Goodrich. Also includes shares held by investment partnerships in which Mr. Goodrich and other partners and associates of his former law firm participate. Mr. Goodrich disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest in these shares.

(9)	Includes shares issuable upon exercise of options.

(10)	Consists of shares issuable upon exercise of options.

(11)	Consists of shares issuable upon exercise of options.

(12)	Includes shares issuable upon exercise of options.

Description of capital stock

Upon completion of this offering and the filing of our amended and restated articles of incorporation, our authorized capital stock will consist of                      shares of common stock, $0.01 par value, and                      shares of preferred stock, $0.01 par value.

COMMON STOCK

As of                     , 2004, there were                      shares of common stock outstanding that were held of record by approximately                     shareholders after giving effect to the conversion of our preferred stock into common stock. There will be                      shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available therefor. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Pursuant to our articles of incorporation, our board of directors will have the authority, without further action by the shareholders, to issue up to                      shares of preferred stock, in one or more series. Our board will determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

WARRANTS

In connection with the private placement of our Series H Convertible Preferred Stock, we issued warrants giving each purchaser of Series H Convertible Preferred Stock the right to purchase additional shares of Series H Convertible Preferred Stock in the amount of 7% of the total shares of Series H Convertible Preferred Stock purchased by that purchaser, with one-half of the warrants exercisable at a price of $           per share and the remaining one-half of the warrants exercisable at a price of $           per share. These warrants will not be exercisable until the earlier of (a) six months after we consummate an underwritten public offering of our common stock or (b) December 2, 2004. These warrants expire on December 2, 2008 and contain no provisions that would permit the extension of their expiration date. The warrants are not subject to mandatory redemption or call provisions.

Description of capital stock

REGISTRATION RIGHTS

Upon completion of this offering, holders of an aggregate of                     shares of common stock will be entitled to rights to register the shares held by them under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration and in some cases, including this offering, exclude these shares entirely.

In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning six months from the date of completion of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available to us.

ANTI-TAKEOVER PROVISIONS OF CERTAIN PROVISIONS OF TEXAS LAW AND OUR ARTICLES OF INCORPORATION AND BYLAWS

We are subject to Part 13 of the Texas Business Corporation Act. In general, that statute prohibits a publicly held Texas corporation from engaging in any business combination with any affiliated shareholder for a period of three years following the date that the shareholder became an affiliated shareholder unless:

➢	prior to that date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or
➢	not less than six months after that date, the business combination is approved at a meeting of shareholders duly called for that purpose, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the affiliated shareholder.

Part 13 defines “business combination” to include:

➢	any merger, share exchange or conversion involving the corporation and the affiliated shareholder;
➢	any sale, transfer, pledge or other disposition involving the affiliated shareholder of 10% or more of the assets of the corporation;
➢	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder;
➢	the adoption of a plan or proposal for our liquidation or dissolution proposed by or through agreement with the affiliated shareholder; and
➢	the receipt by the affiliated shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Part 13 defines an “affiliated shareholder” as any entity or person beneficially owning 20% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Texas law and our articles of incorporation require that upon completion of this offering, any action required or permitted to be taken by our shareholders may be effected by a unanimous consent in writing. Additionally, our articles of incorporation:

➢	prohibit the use of cumulative voting in the election of directors; and

Description of capital stock

➢	authorize our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

Our bylaws provide that candidates for director may be nominated only by our board of directors or by a shareholder who gives written notice to us no later than 90 days and no earlier than 120 days prior to the first anniversary date of the previous year’s annual meeting of shareholders. The authorized number of directors is fixed by the board of directors in accordance with our articles of incorporation and our bylaws. Our board of directors may appoint new directors to fill vacancies or newly created directorships. Directors may only be removed by shareholders for cause. Our articles of incorporation and our bylaws also limit who may call a special meeting of shareholders.

Texas law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is Mellon Investor Services.

Material U.S. federal income tax consequences to non-U.S. holders

The following general discussion summarizes the material U.S. federal income and estate tax aspects of the acquisition, ownership and disposition of our common stock applicable to beneficial owners that are non-U.S. holders purchasing our common stock pursuant to this offering and that will hold our common stock as a capital asset (generally, property held for investment). In general, a “non-U.S. holder” is a beneficial owner of our common stock who is an individual or entity other than:

➢	a citizen or resident of the United States;
➢	a corporation (including any entity taxable as a corporation) or partnership created or organized in or under the laws of the United States or any of its political subdivisions;

➢	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

➢	a trust, if a U.S. court is able to exercise primary supervision over administration of the trust and one or more of the individuals or entities described above have authority to control all substantial decisions of the trust; or

➢	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based upon the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, Internal Revenue Service rulings and pronouncements, judicial decisions and other applicable authorities, all as now in effect, all of which are subject to change, possibly on a retroactive basis. The discussion does not address aspects of U.S. federal taxation, other than income and estate taxation, and does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders that may be subject to special treatment under that law, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, partnerships, holders whose “functional currency” is not the U.S. dollar, holders of securities held as part of a straddle, hedge or conversion transaction, U.S. expatriates, controlled foreign corporations, passive foreign investment companies or foreign personal holding companies. This discussion also does not address U.S. state or local or foreign tax consequences. We have not sought, and will not seek, any ruling from the Internal Revenue Service with respect to the tax consequences discussed in this prospectus, and we cannot assure you that the Internal Revenue Service will not take a position contrary to the tax consequences discussed below or that any positions taken by the Internal Revenue Service would not be sustained.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

DIVIDENDS

Subject to the discussion below under “Income or gains effectively connected with a U.S. trade or business,” if any dividend is paid on our common stock, the gross amount of the dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate prescribed by an applicable tax treaty.

Material U.S. federal income tax consequences to non-U.S. holders

A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding as discussed below, for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury, that the holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals. A non-U.S. holder that holds our common stock through a foreign partnership or a foreign intermediary will also be required to comply with certain certification requirements.

A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

DISPOSITION OF COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gains recognized on the sale, exchange or other disposition of our common stock unless (1) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition, and other required conditions are met, or (2) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder.

Unless an applicable treaty provides otherwise, a non-U.S. holder described in clause (1) above will be subject to a flat 30% U.S. federal income tax on the gain realized on the sale, which may be offset by U.S. source capital losses, subject to certain complex limitations. Gain described in clause (2) above will be subject to the U.S. federal income tax in the manner discussed below under “Income or Gains Effectively Connected with a U.S. Trade or Business.”

INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

If a non-U.S. holder is engaged in a trade or business in the United States and if dividends on our common stock or gain realized on the sale, exchange or other disposition of our common stock is effectively connected with the non-U.S. holder’s conduct of the trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder, although exempt from withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on dividends or gain on a net income basis in the same manner as if it were a U.S. holder. The non-U.S. holder will be required, under currently effective U.S. Treasury regulations, to provide a properly executed Internal Revenue Service Form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

ESTATE TAX

Common stock owned, or treated as owned, by an individual non-U.S. holder at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable treaty provides otherwise.

Material U.S. federal income tax consequences to non-U.S. holders

BACKUP WITHHOLDING AND INFORMATION REPORTING

A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of dividends on the common stock. The backup withholding tax rate currently is 28%. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to the holder and the tax withheld with respect to these dividends, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of a country in which the non-U.S. holder resides.

Information reporting and backup withholding will generally not apply to payments of proceeds of a sale or other taxable disposition of our common stock effected outside the United States by a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to payments of proceeds of a sale or other taxable disposition of our common stock effected outside the United States by a foreign office of a U.S. broker or a foreign broker with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds from a sale, exchange or other disposition by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding, unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of common stock will be allowed as a refund or credit against that holder’s U.S. federal income tax provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of a substantial number of shares of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of            shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining            shares of common stock held by existing shareholders are restricted securities. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

➢	shares will be eligible for sale upon completion of this offering;
➢	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus; and
➢	shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

LOCK-UP AGREEMENTS

All of our officers and directors, and shareholders who in the aggregate hold      % of our outstanding common stock, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of 180 days after the date of this prospectus, except for bona fide gifts to immediate family members, transfers to family trusts, distributions to affiliates or conversion or exercises of derivative securities provided that the shares underlying such derivative securities are held subject to such resale restrictions. Transfers or dispositions can be made sooner only with the prior written consent of UBS Securities LLC. UBS Securities LLC may release any of the shares subject to these lock-up agreements at any time without notice.

RULE 144

In general, under Rule 144 as currently in effect, subject to any applicable lock-up agreement, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

Shares eligible for future sale

➢	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to the manner of sale, notice and the availability of current public information about us.

RULE 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

REGISTRATION RIGHTS

Upon completion of this offering, the holders of an aggregate of                      shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration.

STOCK OPTIONS

Following this offering, we intend to file a registration statement under the Securities Act to register for resale the                      shares of common stock reserved for issuance under our stock plans. We expect the registration statement to become effective immediately upon filing. Shares issued upon the exercise of stock options granted under these plans will be eligible for sale in the public market, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the terms of any applicable lock-up agreements.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Needham & Company, Inc., Leerink Swann & Co., Inc. and Punk, Ziegel & Company, L.P. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Number
Underwriters	of shares

UBS Securities LLC
Needham & Company, Inc.
Leerink Swann & Co., Inc.
Punk, Ziegel & Company, L.P.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and
➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to                     additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter

Underwriting

bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed      % of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional                      shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $          .

NO SALES OF SIMILAR SECURITIES

We, all of our executive officers and directors, and shareholders who in the aggregate hold           % of our outstanding common stock, have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

At our request, certain of the underwriters have reserved for sale, at the initial public offering price, up to                      shares of our common stock being offered for sale to some of our directors, officers, employees and business affiliates. At the discretion of our management, other parties, including our employees, may participate in the reserved share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

NASDAQ NATIONAL MARKET QUOTATION

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “BNPI.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;
➢	short sales;
➢	purchases to cover positions created by short sales;

Underwriting

➢	imposition of penalty bids; and
➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;
➢	our history and prospects, and the history and prospects of the industry in which we compete;
➢	our past and present financial performance and an assessment of our management;
➢	our prospects for future earnings and the present state of our development;
➢	the general condition of the securities markets at the time of this offering;
➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
➢	other factors deemed relevant by the underwriters and us.

Underwriting

AFFILIATIONS

Certain of the underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Akin Gump Strauss Hauer & Feld LLP, San Antonio, Texas, will provide us with an opinion as to the validity of the common stock offered under this prospectus. Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon certain legal matters related to this offering for the underwriters.

Experts

The financial statements of BioNumerik Pharmaceuticals, Inc. at March 31, 2004 and 2003, and for each of the three years in the period ended March 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information in and exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is http://www.sec.gov. The SEC’s toll free investor information service can be reached at 1-800-SEC-0330.

Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

We intend to furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is (210) 614-1701.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

BioNumerik Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of BioNumerik Pharmaceuticals, Inc. as of March 31, 2004 and 2003, and the related statements of operations, redeemable convertible preferred stock and shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioNumerik Pharmaceuticals, Inc. at March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Antonio, Texas

April 27, 2004

BioNumerik Pharmaceuticals, Inc.

BALANCE SHEETS

	March 31,
			June 30,
	2004	2003	2004

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,361,097	$1,360,611	$1,416,397
Short-term investments	30,883,211	11,969,210	27,386,862
Accounts and other receivables	7,271	37,691	281,867
Prepaid expenses	352,900	263,479	362,085
Deferred offering costs	—	—	340,774

Total current assets	33,604,479	13,630,991	29,787,985
Property and equipment, net	779,861	1,361,980	917,370

Total assets	$34,384,340	$14,992,971	$30,705,355

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$316,108	$176,389	$349,082
Accrued expenses	1,989,585	2,044,065	3,299,555
Current portion of deferred revenue	3,765,336	3,765,336	3,765,336

Total current liabilities	6,071,029	5,985,790	7,413,973
Deferred revenue, less current portion	1,093,232	4,858,568	151,898
Commitments and contingencies
Redeemable convertible preferred stock — $.01 par value, 1,775,646 shares issued and outstanding at March 31, 2004 and 2003 and June 30, 2004 (unaudited), aggregate liquidation preference of $3,906,421	3,906,421	3,769,913	3,906,421
Shareholders’ equity:
Convertible preferred stock — $.01 par value, 10,000,000 shares authorized, issuable in series, 4,354,116, 3,380,098 and 4,354,116 shares issued and outstanding at March 31, 2004 and 2003 and June 30, 2004 (unaudited), aggregate liquidation preference of $76,175,658, $46,955,119 and $76,175,658 at March 31, 2004 and 2003 and June 30, 2004 (unaudited), respectively	43,541	33,801	43,541
Common stock — $.01 par value, 15,000,000 shares authorized, 3,964,988, 3,950,988 and 4,136,252 shares issued; 3,786,350, 3,818,040 and 3,957,614 shares outstanding at March 31, 2004 and 2003 and June 30, 2004 (unaudited), respectively	39,650	39,510	41,363
Paid-in capital	82,323,498	54,330,130	82,461,119
Deferred stock compensation	(1,668,514)	(2,808,225)	(1,393,143)
Treasury stock, at cost, 178,638, 132,948 and 178,638 common shares held at March 31, 2004 and 2003 and June 30, 2004 (unaudited), respectively	(373,813)	(350,000)	(373,813)
Warrants issued	1,012,844	—	1,012,844
Accumulated deficit	(58,063,548)	(50,866,516)	(62,558,848)

Total shareholders’ equity	23,313,658	378,700	19,233,063

Total liabilities, redeemable convertible preferred stock, and total shareholders’ equity	$34,384,340	$14,992,971	$30,705,355

The accompanying notes are an integral part of these financial statements.

BioNumerik Pharmaceuticals, Inc.

STATEMENTS OF OPERATIONS

	Year ended March 31,			Three months ended June 30,

	2004	2003	2002	2004	2003

				(unaudited)
Revenues	$4,156,572	$3,817,357	$4,326,681	$1,240,357	$1,330,039
Operating expenses:
Research and development	8,974,044	8,560,140	8,269,898	5,142,677	1,980,014
General and administrative	2,590,386	2,754,104	3,437,811	677,877	613,600

Total operating expenses	11,564,430	11,314,244	11,707,709	5,820,554	2,593,614

Loss from operations	(7,407,858)	(7,496,887)	(7,381,028)	(4,580,197)	(1,263,575)
Interest and other income:
Interest income, net	187,013	319,025	960,825	84,897	34,503
Other	23,813	—	—	—	23,813

	210,826	319,025	960,825	84,897	58,316

Net loss	$(7,197,032)	$(7,177,862)	$(6,420,203)	$(4,495,300)	$(1,205,259)

Basic and diluted net loss per share	$(1.90)	$(1.85)	$(1.67)	$(1.17)	$(0.32)

Weighted average shares used in computing net loss per common share, basic and diluted	3,789,537	3,877,652	3,841,180	3,844,050	3,808,786

The accompanying notes are an integral part of these financial statements.

BioNumerik Pharmaceuticals, Inc.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

	Redeemable		Common stock			Deferred
	convertible	Convertible			Paid-in	stock	Treasury	Warrants	Accumulated
	preferred	preferred	Shares	Amount	capital	compensation	stock	issued	deficit	Total

Balance at March 31, 2001	$3,769,913	$33,801	3,816,988	$38,170	$54,342,346	$(5,363,444)	$—	$—	$(37,268,451)	$11,782,422
Exercise of common stock options	—	—	50,000	500	16,700	—	—	—	—	17,200
Amortization of deferred compensation	—	—	—	—	—	1,299,330	—	—	—	1,299,330
Compensation expense for stock options granted to nonemployees	—	—	—	—	13,376	—	—	—	—	13,376
Net loss	—	—	—	—	—	—	—	—	(6,420,203)	(6,420,203)

Balance at March 31, 2002	3,769,913	33,801	3,866,988	38,670	54,372,422	(4,064,114)	—	—	(43,688,654)	6,692,125
Exercise of common stock options	—	—	84,000	840	42,990	—	—	—	—	43,830
Cancelled stock options	—	—	—	—	(148,921)	148,921	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	1,106,968	—	—	—	1,106,968
Treasury stock receivable	—	—	(132,948)	—	—	—	(350,000)	—	—	(350,000)
Compensation expense for stock options granted to nonemployees	—	—	—	—	63,639	—	—	—	—	63,639
Net loss	—	—	—	—	—	—	—	—	(7,177,862)	(7,177,862)

Balance at March 31, 2003	3,769,913	33,801	3,818,040	39,510	54,330,130	(2,808,225)	(350,000)	—	(50,866,516)	378,700
Exercise of common stock options	—	—	14,000	140	5,650	—	—	—	—	5,790
Cancelled stock options	—	—	—	—	(21,730)	21,730	—	—	—	—
Acquisition of treasury stock	—	—	(45,690)	—	—	—	(23,813)	—	—	(23,813)
Accretion of redeemable convertible preferred stock	136,508	—	—	—	(136,508)	—	—	—	—	(136,508)
Issuance of 974,018 shares of Series H convertible preferred stock for cash, net of issuance costs of $52,000	—	9,740	—	—	28,145,956	—	—	—	—	28,155,696
Warrants issued	—	—	—	—	—	—	—	1,012,844	—	1,012,844
Amortization of deferred compensation	—	—	—	—	—	1,117,981	—	—	—	1,117,981
Net loss	—	—	—	—	—	—	—	—	(7,197,032)	(7,197,032)

Balance at March 31, 2004	3,906,421	43,541	3,786,350	39,650	82,323,498	(1,668,514)	(373,813)	1,012,844	(58,063,548)	23,313,658
Exercise of common stock options	—	—	171,264	1,713	137,621	—	—	—	—	139,334
Amortization of deferred compensation	—	—	—	—	—	275,371	—	—	—	275,371
Net loss	—	—	—	—	—	—	—	—	(4,495,300)	(4,495,300)

Balance at June 30, 2004 (unaudited)	$3,906,421	$43,541	3,957,614	$41,363	$82,461,119	$(1,393,143)	$(373,813)	$1,012,844	$(62,558,848)	$19,233,063

The accompanying notes are an integral part of these financial statements.

BioNumerik Pharmaceuticals, Inc.

STATEMENTS OF CASH FLOWS

				Three months ended
	Year ended March 31,			June 30,

	2004	2003	2002	2004	2003

				(unaudited)
Operating activities:
Net loss	$(7,197,032)	$(7,177,862)	$(6,420,203)	$(4,495,300)	$(1,205,259)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	787,557	950,128	1,056,137	109,964	233,124
Disposal of property and equipment	1,885	—	—	—	—
Amortization of deferred compensation	1,117,981	1,106,968	1,299,330	275,371	278,550
Compensation expense for stock option grants to nonemployees	—	63,639	13,376	—	—
Deferred offering costs	—	—	667,211	—	—
Changes in operating assets and liabilities:
Accounts and other receivables	30,420	389,099	(378,043)	(274,596)	(352,883)
Prepaid expenses	(89,421)	56,863	(241,779)	(9,185)	(59,563)
Accounts payable	139,719	(785,341)	(643,172)	32,974	119,353
Accrued expenses	(54,480)	277,864	94,940	1,309,970	(800,110)
Deferred revenue	(3,765,336)	(3,765,336)	(3,765,336)	(941,334)	(941,334)

Net cash used in operating activities	(9,028,707)	(8,883,978)	(8,317,539)	(3,992,136)	(2,728,122)
Investing activities:
Purchases of property and equipment	(207,323)	(220,844)	(693,702)	(247,473)	(85,385)
Purchases of short-term investments	(44,275,891)	(29,223,144)	(55,185,080)	(10,941,595)	(3,458,745)
Maturities of short-term investments	25,361,890	37,132,237	57,575,560	14,437,944	6,443,344

Net cash (used in) provided by investing activities	(19,121,324)	7,688,249	1,696,778	3,248,876	2,899,214
Financing activities:
Net proceeds from sale of convertible preferred stock	28,155,696	—	—	—	—
Warrants issued	1,012,844	—	—	—	—
Proceeds from exercise of common stock options and warrants	5,790	43,830	17,200	139,334	3,040
Acquisition of treasury stock	(23,813)	(350,000)	—	—	(23,813)
Refunds of (payments for) deferred offering costs	—	—	67,027	(340,774)	—
Payments on capital lease obligation	—	—	(7,385)	—	—

Net cash provided by (used in) financing activities	29,150,517	(306,170)	76,842	(201,440)	(20,773)

Net increase (decrease) in cash and cash equivalents	1,000,486	(1,501,899)	(6,543,919)	(944,700)	150,319
Cash and cash equivalents, beginning of year or period	1,360,611	2,862,510	9,406,429	2,361,097	1,360,611

Cash and cash equivalents, end of year or period	$2,361,097	$1,360,611	$2,862,510	$1,416,397	$1,510,930

Supplemental disclosure of cash flow information:
Interest paid	$—	$—	$205	$—	$—
Decrease in deferred stock compensation for cancelled options	21,730	148,921	—	—	—

The accompanying notes are an integral part of these financial statements.

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS (information as of June 30, 2004 and the three months ended June 30, 2004 and 2003 is unaudited)

1.	Organization

Organization and basis of presentation

BioNumerik Pharmaceuticals, Inc. (the “Company”) is a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of patients with cancer. We utilize a “mechanism-based” drug discovery approach, an iterative process integrating chemistry, biology and physics-based molecular simulations on advanced proprietary high-performance computers, to discover and develop our drug candidates. We applied this approach to design and select our two oncology drug candidates, Tavocept® and BNP1350, that are in clinical trials underway in the United States, Europe and Japan. We also have several other new drug candidates in preclinical research and development.

The Company’s operations include a number of long-term drug development projects. These projects are likely to require many years and substantial expenditures to complete, and may ultimately be unsuccessful. Therefore, the Company will need to obtain additional funds beyond those on hand at March 31, 2004 from outside sources or additional financing to continue its research and development activities, fund operating expenses, pursue regulatory approvals, protect its intellectual property, and build production, sales, and marketing capabilities, as necessary.

Should such funding not be obtained, the Company may be required to adjust its current plan in order to retain adequate capital for conducting its operations. The Company believes that it can manage cash resources on hand as of March 31, 2004 to fund operations through December 31, 2005. The Company’s longer-term funding requirements will depend on many factors, including the progress of the Company’s research and development, the establishment of additional collaborative relationships, and the success of the Company in bringing its proprietary drug candidates to market.

In September 2000, the Company formed a joint venture, known as KI Pharmaceuticals, L.L.C. (“KI Pharma”), with Grelan Pharmaceutical Co., Ltd. (“Grelan”) and one of its affiliates (Note 8). The joint venture is aimed at developing a broad portfolio of new compounds to distribute and market in Japan. The KI Pharma joint venture, in which we own a 50% interest, Grelan owns a 49% interest, and an affiliate of Grelan owns a 1% interest, replaces a previous alliance with Grelan that began in 1996. There has been no financial activity in this joint venture since inception. Upon commencing operations, it is likely we may be required to consolidate the accounts of KI Pharma, as appropriate, and all significant intercompany accounts and transactions would be eliminated.

In December 2003, the Company completed the private placement of Series H convertible preferred stock (“Series H Stock”) at a price of $30.00 per share, and received net proceeds of approximately $29.2 million (Note 9). In connection with the private placement of the Series H Stock, the Company issued warrants to each purchaser of Series H Stock (Note 11).

2.	Summary of significant accounting policies

Unaudited Interim Financial Information

The financial statements as of June 30, 2004 and for the three months ended June 30, 2004 and 2003 are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position and the results of operations for the periods presented.

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

Operating results for any interim period are not necessarily indicative of results for the full fiscal year or any future period.

Use of estimates

The preparation of financial statements in conformity with accounting principles in the United States requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents

The Company considers all investments purchased with maturities of three months or less to be cash equivalents. Cash equivalents consist of U.S. corporate securities, U.S. agency notes, U.S. Treasury bills, and money market funds and are carried at cost, which approximates fair market value.

Short-term investments

All investments with a maturity that occurs between three months and one year are considered to be short-term investments by the Company. Short-term investments consist of U.S. corporate securities, U.S. agency notes, and U.S. Treasury bills and are carried at amortized cost and reflect accrued interest receivable. The amortized cost of the investment approximates fair value. The Company intends to hold all short-term investments to maturity.

During fiscal 2003, the Company sold two securities prior to their stated maturity to fund current operations. These securities had a book value of $1.0 million, the sale of which resulted in a net loss of $48, which is included in interest income on the Company’s statements of operations. During fiscal 2002, the Company sold three securities prior to their stated maturity as a result of a decline in the credit rating of the respective security. These securities had a book value of $1.5 million, the sale of which resulted in a net loss of $145, which is included in interest income on the Company’s statements of operations.

Concentration of credit risk

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The Company has established guidelines to limit its concentration of credit risk by diversifying its investments among a variety of high-rated issuers.

The Company has receivables outstanding for pharmaceutical drug candidate materials sent to collaborative partners at March 31, 2004 and 2003 of $0 and $28,523, respectively. Baxter Oncology (“Baxter”), a global medical products and services company, accounted for 83%, 90% and 82% of the Company’s revenues for the years ended March 31, 2004, 2003 and 2002, respectively. Grelan accounted for 17%, 10% and 18% of the Company’s revenues for the years ended March 31, 2004, 2003 and 2002, respectively.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three to ten years (Note 4). Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the assets’ useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets periodically to evaluate if the carrying amounts of the assets may not be fully recoverable. The Company would recognize an impairment loss if the estimated undiscounted future cash flows expected from the use of the asset and its eventual disposition was less than its carrying amount. The Company has not recognized any impairment losses through March 31, 2004.

Revenue recognition

Since inception, a significant portion of the Company’s revenues has been generated from collaborative agreements with strategic alliance partners. The Company recognizes revenue, in relation to these agreements, in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. The up-front payments that the Company has received from strategic alliance partners are nonrefundable, regardless of the success of the research and development efforts and are deferred and recognized as revenue ratably. The Company typically recognizes payments under our strategic alliances over the shorter of the term of the agreement or the estimated product development period. Management estimates the length of the product development period based upon the stage of clinical development that has been reached at the time the payment is received, the estimated duration of planned additional clinical development and our best estimate of the likely NDA filing date. The Company also recognizes revenue for drug candidate materials sent to collaborative partners upon shipment to them. The drug candidate material is expensed upon manufacturing of the material.

Research and development

The Company’s research and development expense consists of costs associated with discovery research and product development. Discovery research is comprised of internal employee costs, laboratory materials and supplies, and research-related overhead allocations. Included in product development are clinical trial costs, including expenses associated with contract research organizations, contract manufacturing, employee costs, pharmacology studies, and patents. These costs are expensed as incurred.

The expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with research organizations that conduct and manage clinical trials on behalf of the Company. These contracts set forth the scope of work to be completed at a fixed fee or price per patient. Payments under these contracts depend on performance criteria such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses are accrued based on contracted amounts applied to the level of patient enrollment and to activity according to the clinical trial protocol.

Expenses related to contract manufacturing of clinical material are based on agreements reached with a variety of contract manufacturers. The contract identifies the amount of clinical material to be manufactured, the time for manufacture, and other laboratory work to be completed in supporting the manufacturing of the clinical material. In general, the contract and the work to be completed are in phases, and the Company accrues expenses for these contracts based upon the initiation of each phase.

Federal income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred taxes are determined based on differences between financial reporting and tax bases of assets and liabilities

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

and are measured using tax rates expected to be in effect when the differences reverse. The Company has fully offset the net deferred tax asset by a valuation allowance.

Stock-based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), establishes the use of the fair value-based method of accounting for stock-based compensation arrangements, under which compensation cost is determined as of the grant date and is recognized over the periods in which the related services are rendered. SFAS 123 also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Board Opinion No. 25 to account for stock-based compensation related to option grants to employees and directors. The Company has elected to retain the intrinsic value-based method for such grants issued by the Company.

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

				Three months ended
	Year ended March 31,			June 30,

	2004	2003	2002	2004	2003

				(unaudited)
Net loss, as reported	$(7,197,032)	$(7,177,862)	$(6,420,203)	$(4,495,300)	$(1,205,259)
Add: stock-based compensation included in reported net loss	1,117,981	1,106,968	1,299,330	275,371	278,550
Deduct: total stock-based compensation expense determined for all awards under the fair value method	(870,151)	(892,741)	(973,087)	(211,276)	(223,372)

Pro forma net loss	$(6,949,202)	$(6,963,635)	$(6,093,960)	$(4,431,205)	$(1,150,081)

Basic and diluted net loss per share:
As reported	$(1.90)	$(1.85)	$(1.67)	$(1.17)	$(0.32)
Pro forma	$(1.83)	$(1.80)	$(1.59)	$(1.15)	$(0.30)

The fair value was estimated using the following weighted-average assumptions:

	March 31,

	2004	2003	2002

Risk-free interest rate	2.31%	3.46%	4.63%
Expected life	5 years	5 years	5 years
Expected dividends	None	None	None

The weighted average fair value for these options estimated at the date of grant using the “minimum value” method for option pricing was $1.78, $2.93, and $3.76 for the years ended March 31, 2004, 2003, and 2002, respectively. All options were issued at an option exercise price equal to or greater than fair market value.

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

Net loss per share

The Company computes net loss per common share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (“SFAS 128”). SFAS 128 requires the presentation of basic and diluted income (loss) per share amounts. Basic income (loss) per share is calculated based upon the weighted average number of common shares outstanding during the period, while diluted income (loss) per share also gives effect to all potential dilutive common shares outstanding during the period such as options, warrants, convertible securities, and contingently issuable shares.

The following table presents the calculation of basic and diluted net loss per share:

	Year ended March 31,			Three months ended June 30,

	2004	2003	2002	2004	2003

				(unaudited)
Net loss	$(7,197,032)	$(7,177,862)	$(6,420,203)	$(4,495,300)	$(1,205,259)

Weighted average shares used in computing net loss per common share	3,789,537	3,877,652	3,841,180	3,844,050	3,808,786
Basic and diluted net loss per share	$(1.90)	$(1.85)	$(1.67)	$(1.17)	$(0.32)

Weighted average shares used in computing net loss per common share	3,789,537	3,877,652	3,841,180	3,844,050	3,808,786
Effect of dilutive securities:
Convertible preferred stock	5,478,143	5,157,918	5,157,918	6,143,921	5,157,918
Common stock options and warrants	774,911	793,208	766,137	856,586	761,283

Total	6,253,054	5,951,126	5,924,055	7,000,507	5,919,201

Adjusted weighted average shares and assumed conversions	10,042,591	9,828,778	9,765,235	10,844,557	9,727,987

Diluted net loss per share	$(0.72)	$(0.73)	$(0.66)	$(0.41)	$(0.12)

As the Company has had net losses in the previous three years, the diluted net loss per share, as reported, is the same as basic net loss per share. The effect of the assumed exercise of stock options and warrants and the conversion of preferred stock is antidilutive and not included in the Company’s reported net loss per share.

Comprehensive loss

SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income, including gains and losses on available-for-sale investments, to be included as part of total comprehensive income. The Company’s total comprehensive net loss was the same as its net loss for the period from inception (April 1, 1992) through March 31, 2004, and has been disclosed in the statements of redeemable convertible preferred stock and shareholders’ equity.

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

Segments

The Company reports under adopted Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure about Segments of an Enterprise and Related Information” which provides reporting standards for a company’s operating segments and related disclosures about its products, services, assets, gross capital expenditures, geographic areas, and major customers. The Company operates in one business segment, which is the discovery and development of new drugs for the treatment of cancer and other diseases.

Reclassification

Certain prior period amounts have been reclassified to conform to current year presentation.

Initial public offering

In February 2001, the board of directors authorized the filing of a registration statement on Form S-1 with the Securities and Exchange Commission in connection with a proposed initial public offering of shares of the Company’s common stock. In November 2001, the Company elected not to proceed with the offering due to general market conditions. As a result of withdrawing the Form S-1, the Company charged against operations approximately $667,000 of deferred offering costs in fiscal 2002.

Recent accounting pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003. We have applied the terms of SFAS 150 to the Series H Convertible Preferred Stock issued in December 2003 and determined that it should be reported in the shareholders’ equity section of our balance sheet.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property, and may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The disclosure requirements were adopted by the Company as of March 31, 2003. Adoption of FIN 46 is not expected to have a material impact on the Company’s financial position or results of operations.

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

3.	Cash, cash equivalents and short-term investments

The following is a summary of cash, cash equivalents and short-term investments, at fair value, which approximates cost due to their short-term nature:

		Unrealized	Unrealized
	Amortized	holding	holding	Estimated
	cost basis	gain	loss	fair value

June 30, 2004 (unaudited)
Cash and cash equivalents:
Cash	$64,694	$—	$—	$64,694
Money market funds	852,543	—	—	852,543
Federal agency notes	499,160	—	(110)	499,050

	$1,416,397	$—	$(110)	$1,416,287

Short-term investments:
Federal agency notes	$13,426,402	$—	$(39,901)	$13,386,501
Commercial paper	13,960,460	—	(9,872)	13,950,588

	$27,386,862	$—	$(49,773)	$27,337,089

March 31, 2004
Cash and cash equivalents:
Cash	$89,791	$—	$—	$89,791
Money market funds	771,780	—	—	771,780
Commercial paper	1,499,526	—	(7)	1,499,519

	$2,361,097	$—	$(7)	$2,361,090

Short-term investments:
Federal agency notes	$15,921,001	$4,279	$(1,880)	$15,923,400
Commercial paper	14,962,210	677	(2,268)	14,960,619

	$30,883,211	$4,956	$(4,148)	$30,884,019

March 31, 2003
Cash and cash equivalents:
Cash	$128,442	$—	$—	$128,442
Money market funds	233,747	—	—	233,747
Commercial paper	998,422	—	(43)	998,379

	$1,360,611	$—	$(43)	$1,360,568

Short-term investments:
Federal agency notes	$4,986,313	$661	$(74)	$4,986,900
United States treasury notes	3,990,659	441	(554)	3,990,546
Commercial paper	2,992,238	1,176	(89)	2,993,325

	$11,969,210	$2,278	$(717)	$11,970,771

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

4.	Property and equipment

Property and equipment is composed of the following:

	March 31,
			June 30,
	2004	2003	2004
			(unaudited)

Furniture	$44,489	$44,489	$44,489
Equipment	4,574,935	4,443,965	4,822,408
Leasehold improvements	1,748,424	1,709,434	1,748,424

	6,367,848	6,197,888	6,615,321
Less: accumulated depreciation and amortization	(5,587,987)	(4,835,908)	(5,697,951)

Total property and equipment	$779,861	$1,361,980	$917,370

5.	Accrued expenses

Accrued expenses consist of the following:

	March 31,
			June 30,
	2004	2003	2004
			(unaudited)

Clinical trial costs	$344,630	$415,280	$552,532
Clinical trial materials	825,439	666,389	1,851,589
Legal	20,000	133,500	12,000
Compensation	601,245	514,582	424,217
Rent	103,625	199,151	94,114
Preclinical costs	—	35,346	—
Other	94,646	79,817	365,103

	$1,989,585	$2,044,065	$3,299,555

6.	Income taxes

The Company had, subject to the limitations discussed below, $45.4 million and $35.8 million of net operating loss carryforwards at March 31, 2004 and 2003, respectively, which will expire at various dates beginning in 2008 through 2024. In addition, the Company had a research and development tax credit of approximately $2.0 million and $1.7 million at March 31, 2004 and 2003, respectively, available to offset future taxable income.

Utilization of the net operating losses and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

The Company’s effective tax rate differs from the federal income tax rate for the following reasons:

	March 31,

	2004		2003

Expected federal income tax benefit at statutory rate	(34%	)	(34%	)
Effect of permanent differences	6%		6%
Effect of tax credits	(5%	)	(4%	)
Change in valuation allowance	33%		32%

	0%		0%

The effects of temporary differences for components of the net deferred tax assets are as follows:

	March 31,

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$15,453,000	$12,176,000
Research and development tax credits	2,001,000	1,661,000
Deferred revenue	1,652,000	2,932,000
Property and equipment	598,000	519,000
Accrued vacation	71,000	66,000
Deferred rent	35,000	45,000
Other	8,000	5,000

	19,818,000	17,404,000
Deferred tax liabilities:
Prepaids	(120,000)	(90,000)
Gain or loss on disposals	(32,000)	(32,000)

	(152,000)	(122,000)

	19,666,000	17,282,000
Less: valuation allowance	(19,666,000)	(17,282,000)

Net deferred taxes	$—	$—

Because of the Company’s lack of earnings history, the net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by $2.4 million, $2.3 million, and $2.3 million, for the years ended March 31, 2004, 2003, and 2002, respectively.

7.	Commitments and contingencies

Lease commitments

The Company leases its administrative and research facilities under long-term, noncancelable lease agreements that have been accounted for as operating leases. Certain of these leases include scheduled rent increases and renewal options as prescribed by the agreements. Leases with escalating payments are recorded on a straight-line basis over the lease term. The building in which the facilities are located is owned by a corporation in which an outside director and shareholder of the Company has a controlling interest. In addition, the Company leases equipment through various operating leases. For the years ended March 31, 2004, 2003, and 2002, rent expense totaled $578,970, $607,590, and

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

$469,671, respectively. Included in interest income on the Company’s statement of operations for the fiscal year ended March 31, 2002 is interest expense of $204 related to a capital lease obligation that was completed in fiscal year 2002.

The future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at March 31, 2004:

Fiscal year ending:
2005	$580,791
2006	447,426

Total minimum lease payments	$1,028,217

Research agreements

The Company has entered into various agreements with research centers and research scientists to perform research, animal studies, and laboratory work and/or to license certain technologies to the Company. One of the agreements provides the Company with a first option for world-wide exclusive licenses on selected new inventions developed by a certain oncology center, and the oncology center receives a first right to negotiate for early stage clinical trials on the Company’s oncology drugs. Certain agreements, which involve the license and/or transfer to the Company of technology, include provisions for the payment of royalties by the Company based on future revenues, if any, generated by specified products. The Company has decided not to renew a research center agreement expiring in April 2004. Additionally, the Company made the final payment to a certain oncology center for an agreement that expires in April 2005.

Legal matters

In March 2001, the Company received an arbitration award against Dr. M. Gopal Nair in the amount of $485,000 in damages and attorneys’ fees. Following various legal proceedings, the Company finalized a settlement with Dr. Nair regarding the matter in April 2003. Under the terms of the settlement, the Company received 132,948 shares of common stock to be held in treasury and released any claim to the arbitration award against Dr. Nair and any related interest. The parties also entered into a mutual release of claims and causes of action. Dr. Nair entered into a Voting Trust Agreement whereby Dr. Nair transferred 75,000 shares of the Company’s common stock to a trustee. For any matters brought to shareholders for a vote, the trustee will vote these shares in the same proportion that all other shares of the Company’s stock are voted. The Company has a right of first refusal to purchase any of the Voting Trust shares to be sold by Dr. Nair. Additionally, the Company paid Dr. Nair $350,000 as part of the settlement.

8.	Collaborative agreements

In January 2001, the Company entered into a strategic alliance with ASTA Medica A.G. (“ASTA”), a pharmaceutical company headquartered in Germany. In exchange for a nonrefundable, up-front cash payment in the amount of $15 million and royalties from future sales of Tavocept, the Company granted to ASTA rights to the development, registration, distribution, sales, and marketing of Tavocept outside the United States, Canada, and Japan. In November 2001, ASTA’s parent company, Degussa A.G., sold the ASTA oncology business to Baxter. The Company deferred recognition of revenue from the $15 million received in January 2001 and is recognizing revenue over the estimated development period of the licensed product, which is 52 months. The Company recognized

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

approximately $3.5 million as revenue with respect to this payment for each of the years ended March 31, 2004, 2003 and 2002.

In 1999, the Company amended its development and commercialization agreement with Grelan, which dated back to 1996. Under the terms of the amended agreement, the Company expanded the field of use of its exclusive license to Grelan to sell and distribute one of the Company’s drug candidates in the territory of Japan, in exchange for consideration which included an up-front, nonrefundable payment in the amount of $2.0 million in June 1999 and a commitment for a nonrefundable payment in the amount of $2.0 million due no later than June 2001. The Company deferred recognition of revenue from the $2.0 million received in June 1999 and is recognizing revenue over the estimated development period of the licensed drug candidate, which is 79 months. The Company recognized approximately $304,000 as revenue with respect to this payment for each of the years ended March 31, 2004, 2003, and 2002. In addition, as part of the amended agreement, Grelan purchased 47,619 shares of the Company’s Series F convertible preferred stock.

In September 2000, the Company formed a joint venture, known as KI Pharma, with Grelan and one of its affiliates. Under the terms of the joint venture, the Company granted KI Pharma an exclusive license to develop, distribute, market and sell Tavocept and BNP1350 in Japan. In exchange, Grelan purchased 46,512 shares of the Company’s Series G convertible preferred stock and conveyed to KI Pharma an exclusive license to distribute, market and sell in Japan certain technologies that include novel drug candidates for the treatment of pain and inflammatory conditions and for potential oncology uses and other drug candidates for the treatment of asthma and chronic obstructive lung disease. The Company retained the manufacturing rights for the drug candidates it conveyed to the joint venture, and the Company will receive reimbursement for the costs of manufacturing these products in Japan. In general, the joint venture will terminate on the date Tavocept, BNP1350 or the other drug candidates that were contributed under the agreement are no longer being sold, or August 30, 2025, whichever occurs first.

In August 1994, the Company entered into a beta test agreement with Cray Inc., a leading manufacturer of high-performance computers. Pursuant to the agreement, in exchange for the use of high-performance computing hardware and software support, the Company agreed to serve as a beta-test site for Cray and provide Cray, without charge, information regarding the hardware and software to modify and improve the hardware and software. In December 2000, the Company acquired from Cray title to the high-performance computing hardware that is currently used by the Company. The agreement with Cray expires on March 1, 2005, unless the parties allow the term to automatically extend for an additional one-year period. Cray may terminate the agreement before its expiration if Dr. Hausheer terminates his relationship with the Company. In December 2000, Cray Inc. purchased 8,835 shares of Series G convertible preferred stock.

9.	Convertible preferred stock

The Company has authorized the issuance of 10,000,000 shares of convertible preferred stock. The Company has designated Series A, B, C, D, E, F, G and H convertible preferred stock (“the Series A-H preferred stock”), which are entitled to noncumulative dividends when and if declared by the board of directors. No dividends may be declared on common stock unless, at the same time, an equivalent dividend has been provided for the Series A-H preferred shareholders. Each share of Series A-H preferred stock is convertible into one share of common stock, subject to adjustments for antidilution, and will automatically convert into common stock upon the closing of an initial public offering. Each share of Series A-H preferred stock is, in general, entitled to the same voting rights as a share of

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

common stock. The holders of Series A preferred stock also have the right to elect two directors, and the holders of Series B preferred stock have the right to elect one director.

Certain optional redemption provisions exist whereby the Series A stock can be redeemed. Optional redemption can occur on or after December 31, 1999, on or after each December 31 of each year through 2002, and thereafter, at the request of holders of two-thirds of the Series A stock and, if so requested, redemption is at the option of each holder of Series A stock. If redemption is requested, at each redemption date the Company shall redeem the lesser of one-fourth of the largest number of shares of Series A stock outstanding at any time prior to October 31, 1999, or the number of shares of Series A stock outstanding at the redemption date. There is also a redemption right for Series A stock in the event of a corporate reorganization. The redemption price of the Series A stock is $2.20 per share plus all declared but unpaid dividends on the Series A stock. The Company’s redemption obligation exists only to the extent it has sufficient funds legally available for the redemption. Should the Company not have sufficient funds, redemption would occur proportionately to the extent funds are legally available for redemption. As a result of the optional redemption provision, the Series A stock is reflected in the balance sheet outside of shareholders’ equity. There has been no Series A stock redeemed at this time.

In the event of liquidation, dissolution, or winding up of the Company, funds available for distribution to shareholders shall be paid to the holders of Series A-H preferred stock in various amounts per share as detailed in the following table, subject to adjustments in accordance with customary antidilution provisions, prior to any distribution to holders of common stock. If there are inadequate funds to provide a full payment of the liquidation preference amount to the holders of Series A-H preferred stock, assets available for distribution shall be paid on a pro-rata basis to the holders of Series A-H preferred stock up to the respective preferential amount to which they are entitled, based on the number of shares of common stock held by each holder, assuming conversion of the Series A-H preferred stock into common stock.

A summary of preferred stock at June 30, 2004 follows:

					Liquidation
	Shares	Shares	Issuance		preference
	designated	outstanding	price	Proceeds, net	per share

Redeemable Convertible Preferred Stock:
Series A	3,100,000	1,775,646	$2.20	$3,769,913	$2.20

Convertible Preferred Stock:
Series B	1,500,000	1,203,571	$5.50	$6,323,762	$5.50
Series C	1,000,000	672,598	10.20	6,758,565	10.20
Series D	46,512	46,512	21.50	999,535	21.50
Series E	1,428,572	1,113,279	14.00	14,887,807	14.00
Series F	334,000	288,791	42.00	12,121,290	42.00
Series G	233,000	55,347	86.00	4,756,535	86.00
Series H	1,070,000	974,018	30.00	28,155,696	30.00

	5,612,084	4,354,116		$74,003,190

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

10.	Shareholders’ equity

Reserved shares

The Company has reserved shares of common stock for future issuance as follows:

	March 31,	June 30,
	2004	2004

		(unaudited)
Redeemable convertible preferred stock	1,775,646	1,775,646
Convertible preferred stock	4,368,275	4,368,275
Warrants	68,182	68,182
Stock options:
Outstanding options	1,500,077	1,326,888
Reserved for future grants	14,500	14,500

	7,726,680	7,553,491

Treasury stock

In March 2003, the Company reached substantial agreement on terms for the settlement of an outstanding legal proceeding with Dr. Nair (Note 7). The settlement agreement included terms providing that the Company would pay $350,000 to the other party to the proceeding and would receive 132,948 shares of the Company’s common stock, which shares are currently held in treasury.

In June 2003, the Company settled an arbitration proceeding brought by the Company against two former employees. Under the terms of the settlement, the Company received 45,690 shares of common stock to be held in treasury and agreed to dismiss the arbitration proceeding. The two former employees also entered into a voting trust agreement whereby they transferred 34,000 shares of the Company’s common stock to a trustee. For any matters brought to shareholders for a vote, the trustee will vote these shares in the same proportion that all other shares of the Company’s stock are voted. The Company has a right of first refusal to purchase any of the voting trust shares to be sold by the former employees. The parties also entered into a mutual release of claims and causes of action. The Company recorded the treasury stock in shareholders’ equity at the former employees’ original purchase price of $23,813.

11.	Stock options and warrants

Stock option plans

In December 1995, the Board of Directors authorized the Director Plan, which was approved by the Company’s shareholders in May 1996. Options granted under the Director Plan shall be nonstatutory options and may be granted to nonemployee directors at an exercise price equal to the fair market value at the date of grant. The maximum term of options granted under the Director Plan is ten years. The term of the Director Plan is ten years. The Company has reserved 300,000 shares of common stock for issuance under the Director Plan.

In September 1993, the Company adopted the Plan, which provided for the grant of incentive and nonstatutory stock options. The exercise price of the incentive stock options equaled at least the fair market value of the common stock on the date of grant, and the exercise price of nonstatutory stock options was determined by the plan administrator. The maximum term of all options granted was ten years. The term of the Plan was ten years and no further stock options were granted under the

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

Plan after September 2003 as the Plan has expired. The Company reserved 2,000,000 shares of common stock for issuance under the Plan.

The following table summarizes option activity in the Plan and the Director Plan through June 30, 2004:

	March 31, 2004		March 31, 2003		March 31, 2002		June 30, 2004

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		exercise		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price	Shares	price

							(unaudited)
Outstanding, beginning of year or period	1,428,152	$8.75	1,387,952	$7.20	1,239,452	$7.20	1,500,077	$8.08
Granted	93,000	20.00	138,200	20.00	174,000	20.00	—	—
Exercised	(13,000)	0.44	(83,000)	0.53	(10,000)	0.53	(171,264)	0.81
Forfeited	(8,075)	18.70	(15,000)	14.00	(15,500)	14.00	(1,925)	9.87

Outstanding, end of year or period	1,500,077	9.47	1,428,152	8.75	1,387,952	8.75	1,326,888	10.59

Options exercisable at end of year or period	1,223,743	8.08	1,037,054	6.82	887,148	6.82	1,110,354	9.53

Options generally vest over terms of one to five years. All options granted were granted with exercise prices that were set by our board of directors to not be less than market value of common stock at the date of grant.

The following is a summary of nonstatutory options granted outside of both the Plan and the Director Plan to consultants for services and licensed technology:

	Outstanding stock options

			Weighted
			average
		Price per	exercise
	Shares	share	price

Balance at March 31, 2001	134,500	0.02-0.55	0.03
Exercised	(40,000)	0.02	0.02

Balance at March 31, 2002	94,500	0.02-0.55	0.03
Exercised	(1,000)	0.02	0.02

Balance at March 31, 2003	93,500	0.02-0.55	0.03
Exercised	(1,000)	0.02	0.02
Forfeited	(92,500)	0.03	0.03

Balance at March 31, 2004	—

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

The following summarizes information regarding all stock options outstanding at June 30, 2004:

	Options outstanding
				Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual life	exercise	Number	exercise
Exercise prices	outstanding	(years)	price	exercisable	price

$0.02-$1.05	54,200	0.64	$0.60	54,200	$0.60
2.50- 4.10	40,000	1.83	4.00	40,000	4.00
5.00- 6.00	478,988	3.87	5.71	478,788	5.71
8.00	204,500	5.94	8.00	172,131	8.00
10.00	150,000	6.51	10.00	102,500	10.00
20.00	399,200	7.81	20.00	262,735	20.00

$0.02-$20.00	1,326,888	5.48	10.59	1,110,354	9.53

During the year ended March 31, 2001, the Company recorded approximately $6.3 million in deferred compensation relating to the difference between the deemed fair value of the common stock on the date these options were granted to various option holders and the exercise price. The amount is being amortized over the vesting period of the individual options, generally five years.

The Company recognized compensation expense as follows:

				Three months ended
	Fiscal year ended March 31,			June 30,

	2004	2003	2002	2004	2003

				(unaudited)
Research and development activities	$448,853	$447,580	$494,330	$109,003	$112,182
General and administrative	669,128	659,388	805,000	166,368	166,368

Total deferred compensation	$1,117,981	$1,106,968	$1,299,330	$275,371	$278,550

Options granted to nonemployees are accounted for using the Black-Scholes method prescribed by SFAS 123 in accordance with Emerging Issues Task Force Consensus No. 96-18. These options are subject to periodic re-valuation over their vesting terms. Any compensation is recognized over the vesting period, generally one to three years, using the graded vesting method. The graded vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting.

There were no nonstatutory option grants to consultants outside of the Company’s 1993 Stock Option Plan (the “Plan”) and the Company’s 1995 Director Stock Option Plan (the “Director Plan”) outstanding at March 31, 2004. During the years ended March 31, 2004, 2003, and 2002, the Company recognized approximately $0, $64,000, and $13,000, respectively, as compensation expense related to the fair value of options issued to nonemployees for services.

Warrants

In connection with the private placement of the Series H Stock, the Company issued warrants giving each purchaser of Series H Stock the right to purchase additional shares of Series H Stock in the amount of 7% of the total shares of Series H Stock purchased by the purchaser, with one-half of the

BioNumerik Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS — (continued)

warrants exercisable at a price of $30.00 per share, and the remaining one-half of the warrants exercisable at a price of $36.00 per share. All such warrants will not be exercisable until the earlier of (a) six months after the Company consummates an underwritten public offering of its securities, and (b) December 2, 2004. The Company has recorded approximately $1.0 million for the fair value of the warrants in the statements of redeemable convertible preferred stock and shareholders’ equity.

12.    Employee savings plan

The Company has adopted a 401(k) defined contribution plan that covers substantially all employees, as defined, who meet certain length-of-service requirements. Employees may contribute up to a maximum of 20% of their annual compensation (subject to a maximum limit imposed by federal tax law). Since adoption of the plan, the Company has made no employer contributions.

13.    Related parties

The building in which the Company’s facilities are located is owned by a corporation in which an outside director and shareholder of the Company has a controlling interest. Total rental payments during fiscal year ended 2004, 2003 and 2002 were $697,029, $606,361 and $359,912, respectively.

14.    Subsequent event (unaudited)

In April 2004, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering. If the offering contemplated by this prospectus is consummated, the preferred stock outstanding as of the closing date will be converted into shares of the Company’s common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee		$10,928
NASD filing fee		9,125
Nasdaq National Market listing fee			*
Blue sky fees and expenses			*
Transfer agent and registrar fees			*
Accounting fees and expenses			*
Legal fees and expenses			*
Printing and engraving costs			*
Miscellaneous expenses

Total	$

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

As permitted by Texas law, our amended and restated articles of incorporation provide that no director of ours will be personally liable to us or our shareholders for monetary damages for an act or omission in such person’s capacity as a director while serving as a director, except to the extent the exemption from liability or limitation of liability is not permitted by applicable law.

We are empowered by Art. 2.02-1 of the Texas Business Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director or officer against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including court costs and attorneys’ fees) actually incurred by the person in connection with the proceeding. We are required by Art. 2.02-1 of the Texas Business Corporation Act to indemnify a director or officer against reasonable expenses (including court costs and attorneys’ fees) incurred by the director or officer in connection with a proceeding in which the director or officer is a named defendant or respondent because the director or officer is or was in that position if the director or officer has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

Our amended and restated articles of incorporation and bylaws further provide that we must indemnify our directors and officers and may indemnify our employees and agents to the fullest extent permitted by Texas law. We believe that indemnification under our amended and restated articles of incorporation covers negligence and gross negligence on the part of indemnified parties.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer for certain expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of BioNumerik, arising out of the person’s services as our director or executive officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

The underwriting agreement (Exhibit 1.1) will provide for indemnification by the underwriters of BioNumerik, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, BioNumerik has sold and issued the following unregistered securities:

1. In December 2003, we issued 974,018 shares of Series H preferred stock, which are convertible into shares of common stock, to twelve investors for a consideration of $30.00 per share, or an aggregate of $29.2 million. In connection with the issuance of the Series H preferred stock, we issued warrants, giving each purchaser of Series H preferred stock the right to purchase additional shares of Series H stock in the amount of 7% of the total Series H preferred stock purchased by the purchaser. The shares of Series H preferred stock and the related warrants were issued to Dr. James R. Leininger, one of our directors and principal shareholders, and to 11 other existing holders of other series of our preferred stock, each of whom is an accredited investor and each of whom beneficially owns less than 1% of our common stock.

2. From June 7, 2001, through August 24, 2004, we granted incentive stock options and non-statutory stock options to purchase an aggregate of 243,700 shares of our common stock, all of which were at an exercise price of $20.00 per share, to employees, advisors, and directors under our 1993 Stock Option Plan and 1995 Director Stock Option Plan. During this period, we issued an aggregate of 269,264 shares upon the exercise of these and previously granted options. During this period, 40,500 options to purchase shares of common stock were canceled.

No underwriters were involved in the foregoing sales of securities. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, or, in the case of options to purchase common stock, Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit
Number		Description

1.1*	—	Form of Underwriting Agreement.
3.1*	—	Form of Amended and Restated Articles of Incorporation of the Company.
3.2*	—	Form of Amended and Restated Bylaws of the Company.
4.1*	—	Form of the Company’s Common Stock Certificate.
4.2*	—	Agreement for the Provision of Registration Rights (Series A) dated by BioNumerik Pharmaceuticals, Inc., in favor of the holders set forth on Schedule A thereto.
4.3	—	Agreement for the Provision of Registration Rights (Series B) dated August 8, 1994 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.4	—	Agreement for the Provision of Registration Rights (Series C) dated August 24, 1995 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.

Exhibit
Number		Description

4.5	—	Registration Rights Agreement (Series D) dated July 10, 1996 between BioNumerik Pharmaceuticals, Inc. and Grelan Pharmaceutical Co., Ltd.
4.6	—	Agreement for the Provision of Registration Rights (Series E) dated January 21, 1998 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.7	—	Registration Rights Agreement (Series F) dated March 14, 2000 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.8	—	Registration Rights Agreement (Series G) dated October 3, 2000 between BioNumerik Pharmaceuticals, Inc. and Grelan Pharmaceutical Co., Ltd.
4.9	—	Registration Rights Agreement (Series H) dated December 2, 2003 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.10	—	Stock Purchase Agreement dated July 10, 1996 by and between the Company and Grelan Pharmaceutical Co., Ltd.
4.11	—	Stock Purchase Agreement dated October 22, 1999 by and between the Company and Grelan Pharmaceutical Co., Ltd.
4.12	—	Stock Purchase Agreement dated September 22, 2000 by and between the Company and Grelan Pharmaceutical Co., Ltd.
4.13	—	Registration Rights Agreement (Series F) dated October 28, 1999 between BioNumerik Pharmaceuticals, Inc. and Grelan Pharmaceutical Co., Ltd.
4.14	—	Registration Rights Agreement (Series E) dated January 19, 2001 by BioNumerik Pharmaceuticals, Inc. in favor of the warrant purchasers set forth on Schedule A thereto.
5.1*	—	Opinion of Akin Gump Strauss Hauer & Feld LLP.
9.1	—	Voting Trust Agreement dated April 1, 2003 between Gopal M. Nair and Donald M. Delwood (Trustee).
9.2	—	Voting Trust Agreement dated May 30, 2003 between Dasharatha G. Reddy, Dhanabalan Murali and Donald M. Delwood (Trustee).
10.1†	—	Strategic Alliance Agreement dated January 18, 2001 between ASTA Medica Aktiengesellschaft (n/k/a Baxter Healthcare S.A.) and BioNumerik Pharmaceuticals, Inc., including additional definitions and correspondence.
10.2†	—	Joint Venture Agreement dated August 30, 2000 between Grelan Pharmaceutical Co., Ltd. and BioNumerik Pharmaceuticals, Inc.
10.3†	—	Operating Agreement dated September 22, 2000 of KI Pharmaceuticals, L.L.C.
10.4†	—	Agreement for Manufacturing and Supply of BNP7787 dated February 10, 2004 between BioNumerik Pharmaceuticals, Inc. and Rhodia Pharma Solutions Inc.
10.5†	—	Agreement for Manufacturing and Supply of BNP7787 dated April 12, 2001 between BioNumerik Pharmaceuticals, Inc. and Sumika Fine Chemicals Co., Ltd.
10.6†	—	Beta Test Agreement dated March 1, 2001 between Cray Inc. and BioNumerik Pharmaceuticals, Inc.
10.7	—	Lease Agreement dated May 1, 1992 between Building Acquisition Corporation and BioNumerik Pharmaceuticals, Inc. as amended by First Amendment to Lease dated June 28, 1993; Second Amendment to Lease dated February 28, 1995; Third Amendment to Lease dated October 28, 1998; Fourth Amendment to Lease dated October 13, 1999; Fifth Amendment to Lease dated June 29, 2001; and Sixth Amendment to Lease dated June 29, 2002.
10.8*	—	2004 Stock Incentive Plan.
10.9*	—	Employee Stock Purchase Plan.
10.10	—	1995 Director Stock Option Plan.
10.11	—	1993 Stock Option Plan.
10.12*	—	Form of Indemnification Agreement for the Company’s Executive Officers and Directors.
10.13†	—	Collaboration Agreement between The Johns Hopkins University and BioNumerik Pharmaceuticals, Inc. dated November 19, 2001.

Exhibit
Number		Description

10.14†	—	Joint Collaboration, Licensing, and Clinical Trials Agreement between The Johns Hopkins University and BioNumerik Pharmaceuticals, Inc. dated February 9, 2000.
23.1*	—	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).
23.2	—	Consent of Independent Registered Public Accounting Firm.
24.1	—	Power of Attorney (see signature page).

*	To be filed by amendment.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings

The registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 24th day of August, 2004.

BIONUMERIK PHARMACEUTICALS, INC.

By:	/s/ FREDERICK H. HAUSHEER, M.D.

Frederick H. Hausheer, M.D.
Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Principal Executive Officer:

/s/ FREDERICK H. HAUSHEER, M.D. Frederick H. Hausheer, M.D.	Chairman and Chief Executive Officer	August 24, 2004

Principal Financial and Principal Accounting Officer:

/s/ STEVEN W. RIEBEL Steven W. Riebel	Vice President and Chief Financial Officer	August 24, 2004

Additional Directors:

/s/ JOHN F. CARLSON* John F. Carlson	Director	August 24, 2004

/s/ JOHN B. GOODRICH* John B. Goodrich	Director	August 24, 2004

/s/ DONALD E. KIERNAN* Donald E. Kiernan	Director	August 24, 2004

/s/ JAMES R. LEININGER, M.D.* James R. Leininger, M.D.	Director	August 24, 2004

/s/ GEN. ROBERT F. MCDERMOTT* Gen. Robert F. McDermott (USAF, Ret.)	Director	August 24, 2004

Name		Title	Date

/s/ JOHN W. YARBRO, M.D., PH.D.* John W. Yarbro, M.D., Ph.D.		Director	August 24, 2004

*By:	/s/ FREDERICK H. HAUSHEER, M.D. Frederick H. Hausheer, M.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1*	—	Form of Underwriting Agreement.
3.1*	—	Form of Amended and Restated Articles of Incorporation of the Company.
3.2*	—	Form of Amended and Restated Bylaws of the Company.
4.1*	—	Form of the Company’s Common Stock Certificate.
4.2*	—	Agreement for the Provision of Registration Rights (Series A) dated by BioNumerik Pharmaceuticals, Inc., in favor of the holders set forth on Schedule A thereto.
4.3	—	Agreement for the Provision of Registration Rights (Series B) dated August 8, 1994 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.4	—	Agreement for the Provision of Registration Rights (Series C) dated August 24, 1995 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.5	—	Registration Rights Agreement (Series D) dated July 10, 1996 between BioNumerik Pharmaceuticals, Inc. and Grelan Pharmaceutical Co., Ltd.
4.6	—	Agreement for the Provision of Registration Rights (Series E) dated January 21, 1998 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.7	—	Registration Rights Agreement (Series F) dated March 14, 2000 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.8	—	Registration Rights Agreement (Series G) dated October 3, 2000 between BioNumerik Pharmaceuticals, Inc. and Grelan Pharmaceutical Co., Ltd.
4.9	—	Registration Rights Agreement (Series H) dated December 2, 2003 by BioNumerik Pharmaceuticals, Inc. in favor of the holders set forth on Schedule A thereto.
4.10	—	Stock Purchase Agreement dated July 10, 1996 by and between the Company and Grelan Pharmaceutical Co., Ltd.
4.11	—	Stock Purchase Agreement dated October 22, 1999 by and between the Company and Grelan Pharmaceutical Co., Ltd.
4.12	—	Stock Purchase Agreement dated September 22, 2000 by and between the Company and Grelan Pharmaceutical Co., Ltd.
4.13	—	Registration Rights Agreement (Series F) dated October 28, 1999 between BioNumerik Pharmaceuticals, Inc. and Grelan Pharmaceutical Co., Ltd.
4.14	—	Registration Rights Agreement (Series E) dated January 19, 2001 by BioNumerik Pharmaceuticals, Inc. in favor of the warrant purchasers set forth on Schedule A thereto.
5.1*	—	Opinion of Akin Gump Strauss Hauer & Feld LLP.
9.1	—	Voting Trust Agreement dated April 1, 2003 between Gopal M. Nair and Donald M. Delwood (Trustee).
9.2	—	Voting Trust Agreement dated May 30, 2003 between Dasharatha G. Reddy, Dhanabalan Murali and Donald M. Delwood (Trustee).
10.1†	—	Strategic Alliance Agreement dated January 18, 2001 between ASTA Medica Aktiengesellschaft (n/k/a Baxter Healthcare S.A.) and BioNumerik Pharmaceuticals, Inc., including additional definitions and correspondence.
10.2†	—	Joint Venture Agreement dated August 30, 2000 between Grelan Pharmaceutical Co., Ltd. and BioNumerik Pharmaceuticals, Inc.
10.3†	—	Operating Agreement dated September 22, 2000 of KI Pharmaceuticals, L.L.C.
10.4†	—	Agreement for Manufacturing and Supply of BNP7787 dated February 10, 2004 between BioNumerik Pharmaceuticals, Inc. and Rhodia Pharma Solutions Inc.
10.5†	—	Agreement for Manufacturing and Supply of BNP7787 dated April 12, 2001 between BioNumerik Pharmaceuticals, Inc. and Sumika Fine Chemicals Co., Ltd.

Exhibit
Number		Description

10.6†	—	Beta Test Agreement dated March 1, 2001 between Cray Inc. and BioNumerik Pharmaceuticals, Inc.
10.7	—	Lease Agreement dated May 1, 1992 between Building Acquisition Corporation and BioNumerik Pharmaceuticals, Inc. as amended by First Amendment to Lease dated June 28, 1993; Second Amendment to Lease dated February 28, 1995; Third Amendment to Lease dated October 28, 1998; Fourth Amendment to Lease dated October 13, 1999; Fifth Amendment to Lease dated June 29, 2001; and Sixth Amendment to Lease dated June 29, 2002.
10.8*	—	2004 Stock Incentive Plan.
10.9*	—	Employee Stock Purchase Plan.
10.10	—	1995 Director Stock Option Plan.
10.11	—	1993 Stock Option Plan.
10.12*	—	Form of Indemnification Agreement for the Company’s Executive Officers and Directors.
10.13†	—	Collaboration Agreement between The Johns Hopkins University and BioNumerik Pharmaceuticals, Inc. dated November 19, 2001.
10.14†	—	Joint Collaboration, Licensing, and Clinical Trials Agreement between The Johns Hopkins University and BioNumerik Pharmaceuticals, Inc. dated February 9, 2000.
23.1*	—	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).
23.2	—	Consent of Independent Registered Public Accounting Firm.
24.1	—	Power of Attorney (see signature page).

*	To be filed by amendment.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.